                                                FILED PURSUANT TO RULE 424(b)(4)
                                                      REGISTRATION NO. 333-44862

PROSPECTUS

-------------------------------------------------------------------------------

10,500,000 Shares
[LOGO OF OPTICAL COMMUNICATION PRODUCTS, INC.]
Optical Communication Products, Inc.
Class A Common Stock
-------------------------------------------------------------------------------

We are selling 10,500,000 shares of our Class A common stock. This is our initial public offering of shares of our Class A common stock. No public market currently exists for any shares of our capital stock.

We have two classes of authorized common stock, Class A common stock and Class B common stock. All of our Class B common stock is beneficially owned by The Furukawa Electric Company, Ltd. of Japan, and we are controlled by Furukawa. Holders of our Class A common stock are entitled to one vote per share while holders of our Class B common stock are entitled to ten votes per share on matters submitted to a vote of our stockholders.

Our Class A common stock has been approved for quotation on the Nasdaq National Market under the symbol "OCPI."

Before buying any shares you should read the discussion of material risks of investing in our Class A common stock in "Risk factors" beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                        Per Share        Total
--------------------------------------------------------------
Public offering price                      $11.00 $115,500,000
--------------------------------------------------------------
Underwriting discounts and commissions     $ 0.77 $  8,085,000
--------------------------------------------------------------
Proceeds, before expenses, to us           $10.23 $107,415,000
--------------------------------------------------------------

The underwriters may also purchase up to 1,575,000 shares of our Class A common stock from us at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus. The underwriters may exercise this option to only cover over-allotments, if any.

The underwriters are offering our Class A common stock on a firm commitment basis as described under "Underwriting." Delivery of the shares will be made on or about November 8, 2000.

UBS Warburg LLC                                            J.P. Morgan & Co.
                          U.S. Bancorp Piper Jaffray
                                                                  Wit SoundView

                The date of this prospectus is November 3, 2000

                            [Description of Artwork]

                               Inside Front Cover
The page depicts a view of several skyscrapers looking from street level up toward the sky. The phrase "Fiber Optic Modules for Metropolitan Area High-Speed Premises Networks" appears at the top of the page. Superimposed on the center of this page are five photographs of the Company's products in a semi-circular layout. From the left heading in a counter clockwise direction the products are: transmitters, receivers, transmitters, transponders and receivers. The Company's Logo appears at the bottom of the page.
                              Inside Front Gatefold
The inside gatefold is a two page night-time photograph of a downtown skyline of a large metropolitan city. Across the top of the page is the phrase "Lighting up metropolitan area and high-premises networks." The Company's logo appears at the top left corner of the gatefold. Superimposed on the bottom of the double page are four photographs of the Company's products. The pictures of the products moving from left to right of the gatefold are:
Picture of a transceiver with the phrase "Premises" appearing above and the phrase "Compact Transceivers" appearing below.
Picture of a transmitter and receiver with the phrase "Metro Access" appearing above and the phrase "High-Speed OC-48 Transmitters and Receivers" appearing below.
Picture of a transmitter and receiver with the phrase "DWDM Transmitters and Receivers" appearing below.
Picture of a transponder with the phrase "High-Speed OC-48 Transponders" appearing below.
The phrase "Metro Core" appears above and between the last two products.

-------------------------------------------------------------------------------

Through and including November 28, 2000 (25 days after the date of this prospectus), all dealers selling shares of our Class A common stock, whether or not participating in this offering, may need to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

TABLE OF CONTENTS
-------------------------------------------------------------------------------

Prospectus summary...................   1
The offering.........................   3
Summary financial data...............   4
Risk factors.........................   5
Forward-looking information..........  20
Use of proceeds......................  20
Dividend policy......................  21
Capitalization.......................  22
Dilution.............................  23
Selected financial data..............  24
Management's discussion and analysis
 of financial condition and results
 of operations.......................  25

Business.............................   35
Management...........................   56
Related party transactions...........   68
Principal stockholders...............   69
Description of capital stock.........   71
Shares eligible for future sale......   75
Underwriting.........................   77
Legal matters........................   80
Experts..............................   80
Where you can find more information..   80
Index to financial statements........  F-1

We have registered the trademark "OCP" in the United States. This prospectus also refers to trade names and trademarks of other organizations.

-------------------------------------------------------------------------------

Prospectus Summary

This summary highlights the information contained elsewhere in this prospectus. You should read the entire prospectus carefully, especially the risks of investing in our Class A common stock discussed under "Risk factors."

OUR BUSINESS

We design, manufacture and sell a comprehensive line of high performance, highly reliable fiber optic subsystems and modules for metropolitan area networks and high-speed premises networks. Subsystems and modules are preassembled components that are used to build network equipment. Our subsystems and modules include optical transmitters, receivers, transceivers and transponders that convert electronic signals into optical signals and back to electronic signals, enabling high-speed communication of voice and data traffic over public and private fiber optic networks. We target metropolitan area and high-speed premises networks, where we believe our products offer superior price and performance characteristics. Metropolitan area networks are communication networks in cities and urban areas that connect telephone exchanges, Internet service providers, businesses and consumers. High-speed premises networks are communication networks that connect buildings within a business or campus setting. We have established a track record of delivering a comprehensive line of high performance, cost-effective fiber optic subsystems and modules to our customers supported by volume production capabilities. Our revenue was $36.0 million for fiscal year 1999 and $69.1 million for the nine months ended June 30, 2000. Our top 10 customers in terms of revenue, including sales to their contract manufacturers, consisted of the following communication original equipment manufacturers and networking equipment manufacturers: 3Com, ADC Telecommunications, Alcatel, CIENA, Chromatis Networks, Cisco Systems, ECI Telecom, Lucent Technologies, Marconi Communications and Nortel Networks.

According to Ryan, Hankin & Kent, a leading market research and consulting firm, Internet traffic capacity in North America is estimated to grow at an average annual rate of 160% between 2000 and 2003. To accommodate the expected increase in demand for network bandwidth, communication service providers are increasingly replacing copper cable-based transmission technology with fiber optic transmission technology. To date, fiber optic transmission technology is primarily used in long-haul networks. Long-haul networks connect the communication networks of metropolitan areas around the world and facilitate transport of voice and data traffic over long distances, up to thousands of miles. As voice and data traffic in the metropolitan area and high-speed premises networks increases, fiber optic technology is increasingly being deployed in these networks to address growing network congestion. The challenge faced by providers of subsystems and modules for network systems in the metropolitan area and high-speed premises markets is to combine the high performance requirements of the long-haul networks, such as high data-rate transmissions over long distances, with cost-effective solutions that operate reliably in harsh outdoor conditions.

We believe that we are in a strong position to take advantage of the developing metropolitan area and high-speed premises network markets. Since our inception in 1991, we have devoted resources to developing the design and production expertise needed to supply the metropolitan area and high-speed premises network markets and have developed a comprehensive line of products to address the challenge of these markets. Our products support a wide range of network applications, transmission speeds, distances and standards. Our innovative design capabilities enable us to produce optical subsystems and modules that have the performance, reliability, ruggedness and cost-effectiveness needed by our customers.

We provide a broad range of solutions that allow our customers to shorten their design cycle time and bring new products to market more rapidly. By working closely with our customers, we are able to anticipate the future needs of the metropolitan area and high-speed premises markets. As an example, we are developing products that use advanced technologies such as wavelength division multiplexing, which allows multiple signals to be sent along the same optical fiber by using different colors of light for each signal, and 10 Gigabit per second networking, one of the latest transmission standards for high-speed networking. We believe that we have a competitive advantage over companies that target the long-haul market, who may not be able to match our cost effectiveness in the metropolitan area and high-speed premises markets, and whose products are not specifically designed for these markets, and companies in the local area network market, whose products may not be able to achieve our performance over longer distances. Our goal is to become the global leader in the design, development and manufacture of subsystems and modules for optical network equipment for metropolitan area and high-speed premises networks.

OUR RELATIONSHIP WITH FURUKAWA

In connection with our formation in 1991, The Furukawa Electric Company, Ltd. of Japan provided our initial capital investment through a wholly-owned subsidiary. Furukawa currently beneficially owns 69.3% of our capital stock. Upon completion of this offering, Furukawa will own all of our outstanding Class B common stock, which will represent 62.4% of our outstanding shares and 94.3% of the combined voting power of all of our outstanding stock. In the past, we have purchased substantially all of our requirements for lasers and the majority of our requirements for other optical components from Furukawa, and we expect to purchase a majority of these components from Furukawa in the foreseeable future.

COMPANY INFORMATION

Our principal executive offices are located at 20961 Knapp Street, Chatsworth, California 91311. Our telephone number is (818) 701-0164. Our Web site is http://www.ocp-inc.com. The information found on our web site is not a part of this prospectus.

The offering

The following information assumes that the underwriters do not exercise the over-allotment option we granted to them to purchase additional shares in the offering.

Class A common stock we are
  offering.................  10,500,000 shares

Common stock to be
  outstanding after the
  offering:
  Class A common stock
    (one vote per share)...  39,805,040 shares
  Class B common stock
    (ten votes per
    share).................  66,000,000 shares
     Total.................  105,805,040 shares

Nasdaq National Market
  symbol...................  OCPI

Use of proceeds............  For general corporate purposes, including expansion of our manufacturing capacity, expansion
                             of our research and development operations,
                             expansion of our sales and marketing activities,
                             expansion of our international operations and
                             possible acquisitions. See "Use of proceeds."

The number of shares of our common stock to be outstanding after this offering is based upon 29,305,040 shares of our Class A common stock and 66,000,000 shares of our Class B common stock outstanding as of November 2, 2000 and gives effect to our issuance of 10,500,000 shares of Class A common stock being sold by us in this offering, and excludes:

 .1,575,000 shares issuable upon exercise of the underwriters' over-allotment option;

 .2,953,600 shares issuable upon exercise of options outstanding as of November 2, 2000 at a weighted average exercise price of $4.02 per share under our 2000 Stock Incentive Plan;

 .8,766,760 shares issuable upon exercise of options outstanding as of November 2, 2000 at a weighted average exercise price of $4.14 per share issued to our founders outside of our stock option plans;

 .8,638,080 additional shares available for future grant as of November 2, 2000 under our 2000 Stock Incentive Plan; and

 .300,000 additional shares available for future issuance as of November 2, 2000 under our 2000 Employee Stock Purchase Plan.

For a description of our stock option and employee stock purchase plans, please see "Management--Stock plans/employee benefit programs."

Unless otherwise indicated, all information in this prospectus assumes that:

 .the underwriters will not exercise their over-allotment option to purchase up to 1,575,000 additional shares of our Class A common stock.

Summary financial data

Our summary financial data is presented in the following table to aid you in your analysis of a potential investment in our Class A common stock. You should read this data in conjunction with "Management's discussion and analysis of financial condition and results of operations," our financial statements and the notes to those financial statements appearing elsewhere in this prospectus. The pro forma data gives effect to the conversion of our preferred stock into Class B common stock and our common stock into Class A common stock.

                                                                  Nine months
                             Fiscal years ended September 30     ended June 30
                          ------------------------------------- ---------------
                            1995   1996    1997    1998    1999    1999    2000
Income statement data             (In thousands, except per share data)
-------------------------------------------------------------------------------
Revenue.................  $5,488 $6,747 $10,126 $19,620 $36,036 $23,325 $69,061
Cost of revenue.........   3,085  3,726   5,797  11,086  20,860  13,991  34,584
                          ------ ------ ------- ------- ------- ------- -------
Gross profit............   2,403  3,021   4,329   8,534  15,176   9,334  34,477
Total operating
  expenses..............   1,315  1,562   1,397   2,490   3,563   2,403   6,418
                          ------ ------ ------- ------- ------- ------- -------
Income from operations..   1,088  1,459   2,932   6,044  11,613   6,931  28,059
Other income (expenses),
  net...................      58     60      62     119     116     122     137
                          ------ ------ ------- ------- ------- ------- -------
Income before income
  taxes.................   1,146  1,519   2,994   6,163  11,729   7,053  28,196
Income taxes............     503    529   1,205   2,492   4,693   2,901  11,490
                          ------ ------ ------- ------- ------- ------- -------
Net income..............  $  643 $  990 $ 1,789 $ 3,671 $ 7,036 $ 4,152 $16,706
                          ====== ====== ======= ======= ======= ======= =======
Earnings per share:
  Basic.................  $ 0.02 $ 0.04 $  0.06 $  0.13 $  0.26 $  0.15 $  0.61
  Diluted...............  $ 0.01 $ 0.03 $  0.02 $  0.04 $  0.07 $  0.04 $  0.16
  Pro forma basic.......                                $  0.08         $  0.18
  Pro forma diluted.....                                $  0.07         $  0.16
Shares outstanding:
  Basic.................  27,221 27,247  27,321  27,321  27,348  27,330  27,439
  Diluted...............  99,586 99,788  99,842 100,494 101,132 101,140 103,302
  Pro forma basic.......                                 93,348          93,439
  Pro forma diluted.....                                101,132         103,302

                                                                   Pro forma
                                                Actual Pro forma as adjusted (1)
Balance sheet data                                    (In thousands)
--------------------------------------------------------------------------------
Cash and cash equivalents..................... $ 2,801   $ 2,801    $109,216
Working capital...............................  26,829    26,829     133,244
Total assets..................................  49,831    49,831     156,246
Long-term portion of debt.....................   2,414     2,414       2,414
Total stockholders' equity....................  31,899    31,899     138,314

-------
(1) Adjusted to reflect the sale of 10,500,000 shares of Class A common stock in this offering, at the initial public offering price of $11.00 per share after deducting the estimated underwriting discount and offering expenses, and our receipt of the net proceeds. See "Use of proceeds" and "Capitalization."

-------------------------------------------------------------------------------


Risk factors

You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our Class A common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We derive a significant portion of our total revenue from a few significant customers, and our total revenue may decline significantly if any of these customers cancels, reduces or delays purchases of our products or extracts price concessions from us.

Our success depends on our continued ability to develop and maintain relationships with a limited number of significant customers. We sell our products into markets dominated by a relatively small number of systems manufacturers, a fact that limits the number of our potential customers. Our dependence on orders from a relatively small number of customers makes our relationship with each customer critical to our business.

We define our customers as fiber optic communication equipment manufacturers who have purchased our products directly or have ordered our products for incorporation into systems produced by contract manufacturers. Fiber optic communication equipment manufacturers make the purchasing decisions on substantially all of the products we sell through contract manufacturers. For the nine months ended June 30, 2000, our 10 largest customers accounted for approximately 79.9% of our total revenue, with Cisco Systems and Alcatel (including sales to their contract manufacturers) accounting for approximately 36.6% and 13.4% of our total revenue, respectively. For the fiscal year ended September 30, 1999, our 10 largest customers accounted for approximately 69.8% of our total revenue, with Cisco Systems, Alcatel and 3Com (including sales to their contract manufacturers) accounting for approximately 21.6%, 9.6% and 10.4% of our total revenue, respectively. The percentage of revenue attributable to Cisco Systems during this period also includes our revenue from two companies, Cerent and Monterey Networks, that were acquired by Cisco Systems in August 1999. For financial reporting purposes, we consider our customers to be contract manufacturers and fiber optic communications equipment manufacturers who place purchase orders with us or otherwise purchase our products directly. For the nine months ended June 30, 2000, revenue from our three largest direct sales customers, Flextronics, Alcatel and Solectron, accounted for 29.5%, 13.4% and 11.7%, respectively. One direct sales customer, Solectron, accounted for 10.8% of our total revenue in 1999 and 21.7% of our total revenue in 1998. One direct sale customer Positron, accounted for 12.7% of our total revenue in 1997. We expect our dependence on revenue from a small number of customers to continue. We cannot assure you that we will be able to retain our significant customers or that we will be able to attract additional customers. See "Business -- Customers."

We do not have long-term sales contracts with our customers. Instead, sales to our customers are made on the basis of individual purchase orders that our customers may cancel or defer on short notice without significant penalty. In the past, some of our major customers canceled, delayed or significantly accelerated orders in response to changes in the manufacturing schedules for their systems, and they are likely to do so in the future. Some of our customers conduct their business by placing orders for comparable products with more than one supplier and canceling all remaining orders once they have received sufficient deliveries for their planned production. The reduction, cancellation or delay of individual customer purchase orders would cause our revenue to decline. Moreover, these uncertainties complicate our ability to accurately plan our manufacturing schedule. Additionally, if any of our customers cancel or defer orders, our operating expenses may increase as a percentage of revenue.

-------------------------------------------------------------------------------

Risk factors

-------------------------------------------------------------------------------


In the past, our customers have sought price concessions from us, and they are likely to continue to do so in the future. In addition, some of our customers may shift their purchases of products from us to our competitors. The loss of one or more of our significant customers, our inability to successfully develop relationships with additional customers or future price concessions could cause our revenue to decline significantly.

We are dependent on a limited number of suppliers for most of our key components. If these suppliers are unable to meet our manufacturing requirements, we may experience production delays leading to delays in shipments, increased costs and cancellation of orders for our products.

We purchase several key components that we incorporate into our products from a limited number of suppliers. We also purchase substantially all of our lasers and a majority of our other optical devices from Furukawa. We do not have long-term supply contracts with any of our key suppliers. Our dependence on a small number of suppliers and our lack of long-term supply contracts exposes us to several risks, including our potential inability to obtain an adequate supply of quality components, price increases and late deliveries. We have experienced shortages and delays in obtaining key components in the past and expect to experience shortages and delays in the future.

Industry capacity is constrained and some of our component suppliers have placed limits on the number of components they will sell to us. We do not have any control over these limits, and our suppliers may choose to allocate more of their production to our competitors. In addition, our suppliers could discontinue the manufacture or supply of these components at any time.

A disruption in, or termination of, our supply relationship with Furukawa or any of our other key suppliers, or our inability to develop relationships with new suppliers would interrupt and delay the manufacturing of our products which could result in delays in our sales or the cancellation of orders for our products. We may not be able to identify and integrate alternative suppliers in a timely fashion, or at all. Any transition to alternative suppliers would likely result in delays in shipment, quality control issues and increased expenses, any of which would limit our ability to deliver products to our customers. Furthermore, if we are unable to identify an alternative source of supply, we may have to redesign or modify our products, which would cause delays in shipments, increase design and manufacturing costs and require us to increase the prices of our products.

Our future operating results are likely to fluctuate from quarter to quarter, and if we fail to meet the expectations of securities analysts or investors, our stock price could decline significantly.

Our historical quarterly operating results have varied significantly, and our future quarterly operating results are likely to continue to vary significantly from period to period. As a result, we believe that period-to-period comparisons of our operating results should not be relied upon as an indicator of our future performance. Some of the factors which could cause our operating results to vary include:

 .fluctuations in demand for, and sales of, our products, which is dependent on the implementation of fiber optic networks;

 .the timing of customer orders, particularly from our significant customers;

 .competitive factors, including introductions of new products, product enhancements and the introduction of new technologies by our competitors, the entry of new competitors into the fiber optic subsystems and modules market and pricing pressures;

-------------------------------------------------------------------------------

Risk factors

-------------------------------------------------------------------------------


 .our ability to control expenses;

 .the mix of our products sold;

 .economic conditions specific to the communications and related industries.

We incur expenses from time to time that may not generate revenue until subsequent quarters. In addition, in connection with new product introductions, we incur research and development expenses and sales and marketing expenses that are not matched with revenue until a subsequent quarter when the new product is introduced. We cannot assure you that our expenditures on manufacturing capacity will generate increased revenue in subsequent quarters. If growth in our revenue does not outpace the increase in our expenses, our quarterly operating results may fall below expectations and cause our stock price to decline significantly.

Due to these and other factors, we believe that our quarterly operating results are not an indicator of our future performance. If our operating results are below the expectations of public market analysts or investors in future quarters, the trading price of our Class A common stock would be likely to decrease significantly.

If we do not develop and introduce new products with higher average selling prices in a timely manner, the overall average selling prices of our products will decrease.

The market for fiber optic subsystems and modules is characterized by declining average selling prices for existing products due to increased competition, the introduction of new products, product obsolescence and increased unit volumes as manufacturers continue to deploy new network equipment. We have in the past experienced, and in the future may experience, period-to-period fluctuations in operating results due to declines in our overall average selling prices. We anticipate that the selling prices for our existing products will decrease in the future in response to product introductions by competitors or us, or other factors, including pressure from significant customers for price concessions. Therefore, we must continue to develop and introduce new products that can be sold at higher prices on a timely basis to maintain our overall average selling prices. Failure to do so could cause our revenue and gross margins to decline.

We must expand our manufacturing capacity and manufacturing processes in order to continue to deliver our products to our customers in a timely manner and to support our revenue growth.

All of our manufacturing operations are conducted at our Chatsworth, California headquarters. In order to meet increasing customer demand for our products, we must expand our manufacturing capacity. In this regard, we plan to expand our manufacturing capacity at our Chatsworth, California facility. In addition, we expect that we will fully utilize our current manufacturing capacity and will need to purchase or lease additional manufacturing space by the end of 2001. The expansion of our manufacturing capacity at different facilities will be expensive and will require management's time. We have declined to accept, and we have lost orders in the past, and we may decline or lose orders in the future if we do not have access to sufficient manufacturing capacity. We intend to hire, train and manage significant numbers of additional manufacturing personnel in order to increase our manufacturing capacity. There are numerous risks associated with rapidly increasing manufacturing capacity, including:

 .our inability to procure and install the necessary manufacturing equipment;

 .a lack of qualified manufacturing personnel;

 .difficulties achieving adequate yields from new manufacturing lines;

-------------------------------------------------------------------------------

Risk factors

-------------------------------------------------------------------------------


 .our inability to match future order volumes with capacity; and

 .difficulties associated with managing and coordinating disparate geographic manufacturing facilities, which may arise in the future.

Communication service providers and fiber optic systems manufacturers typically require that suppliers commit to provide specified quantities of products over a given period of time. If we are unable to commit to deliver sufficient quantities of our products to satisfy a customer's anticipated needs, we may lose the opportunity to fulfill a particular customer order and the opportunity for significant future sales to that customer. In addition, we will be unable to pursue many large orders if we do not have sufficient manufacturing capacity to enable us to commit to provide customers with specified quantities of products.

If we are unable to expand our manufacturing capacity in a timely manner or if we do not accurately project demand, we will have excess capacity or insufficient capacity, either of which will negatively impact our ability to meet our financial targets. In addition, if adequate sales do not materialize after we expand our manufacturing capacity, our long-term operating results will be negatively impacted.

If our customers do not approve our manufacturing process and qualify our products, we will lose significant customer sales and opportunities.

Customers generally will not purchase any of our products before they qualify them and approve our manufacturing process and quality control system. Our customers may require us to register under international quality standards, such as ISO 9002. Delays in product qualification or loss of ISO 9002 certification may cause a product to be dropped from a long-term supply program and result in a significant lost revenue opportunity. If particular customers do not approve of our manufacturing process, we will lose the sales opportunities with those customers.

If we fail to predict our manufacturing requirements accurately, we could incur additional costs or experience manufacturing delays, which could cause us to lose orders or customers.

We currently use historical data, a backlog of orders and estimates of future requirements to determine our demand for components and materials. We must accurately predict both the demand for our products and the lead time required to obtain the necessary components and materials. Lead times for components and materials vary significantly, depending on factors such as the specific supplier, the size of the order, contract terms and demand for each component at a given time. We generally maintain excess inventory of parts which increases our inventory carrying costs. However, if we were to underestimate our purchasing requirements, manufacturing could be interrupted, resulting in delays in shipments.

Our markets are highly competitive, some of our customers are also our competitors, and our other customers may choose to purchase our competitors' products rather than our products or develop internal capabilities to produce their own fiber optic subsystems and modules.

The market for fiber optic subsystems and modules is highly competitive and we expect competition to intensify in the future. Our primary competitors include Agilent Technologies, ExceLight Communications, Finisar, Infineon Technologies, IBM, Lucent Technologies, Luminent, Molex, Stratos Lightwave and Tyco International. We also face indirect competition from public and private companies providing products that address the same fiber optic network problems that our products address. The development of alternative solutions to fiber optic transmission problems by our competitors, particularly systems companies that also manufacture modules, such as Alcatel, Fujitsu, Lucent Technologies and Nortel Networks, could significantly limit our growth and harm our competitive position.

-------------------------------------------------------------------------------

Risk factors

-------------------------------------------------------------------------------


Many of our current competitors and potential competitors have longer operating histories and significantly greater financial, technical, sales and marketing resources than we do. As a result, these competitors are able to devote greater resources to the development, promotion, sale and support of their products. In addition, our competitors that have large market capitalizations or cash reserves are in a much better position to acquire other companies in order to gain new technologies or products that may displace our products. Any of these potential acquisitions could give our competitors a strategic advantage. In addition, many of our competitors have much greater brand name recognition, more extensive customer bases, more developed distribution channels and broader product offerings than we do. These companies can use their broader customer bases and product offerings and adopt aggressive pricing policies to gain market share.

Lucent Technologies, one of our customers, is also our competitor. In addition, existing and potential customers, especially in Japan and other international markets, may also become competitors. These customers have the internal capabilities to integrate their operations by producing their own optical subsystems and modules or by acquiring our competitors or the rights to produce competitive products or technologies, which may allow them to reduce their purchases or cease purchasing from us.

We expect our competitors to introduce new and improved products with lower prices, and we will need to do the same to remain competitive. We may not be able to compete successfully against either current or future competitors with respect to new products. We believe that competitive pressures may result in price reductions, reduced margins and our loss of market share. See
"Business -- Competition."

Our continued success in generating revenue depends on the growth of fiber optic metropolitan area networks and high-speed premises networks.

Our fiber optic subsystems and modules are used primarily in metropolitan area networks and high-speed premises networks. These markets are rapidly evolving, and it is difficult to predict their potential size or future growth rate. In addition, we are uncertain as to the extent to which fiber optic technologies will be used in these markets. Our success in generating revenue will depend on the growth of these markets and their adoption of fiber optic technologies. If these markets grow more slowly than we expect, or if the use of fiber optic technologies in these markets does not expand, our growth would not likely continue, and our ability to execute our business plan would be impaired.

If we are unable to obtain test equipment or replacement parts when we require them, we may not be able to fill our customers" orders.

Our operations are highly dependent upon our ability to obtain test equipment and related replacement parts from a limited number of suppliers. The market for our test equipment is characterized by periods of intense demand, limited supply and long delivery cycles. We do not have binding supply agreements with our test equipment suppliers, but rather acquire our test equipment on a purchase order basis, which exposes us to substantial risks of being unable to obtain test equipment when it is needed and at reasonable prices. We have in the past, and we may in the future, experience delays in obtaining test equipment which will delay our ability to manufacture our products. If we are unable to obtain required test equipment or replacement parts in a timely manner, or if the installation of this equipment or parts is disrupted, we may be unable to fill our customers' orders.

Our sales cycle runs from our customers' initial design to production for commercial sale. This cycle is long and unpredictable and may cause our revenue and operating results to vary from our forecasts.

The period of time between our initial contact with a customer and the receipt of a purchase order from that customer may span to more than a year and varies by product and customer. During this time, customers may perform, or require us to perform, extensive evaluation and qualification testing of our products. Generally,

-------------------------------------------------------------------------------

Risk factors

-------------------------------------------------------------------------------

they consider a wide range of issues before purchasing our products, including interoperation with other subsystems and components, product performance and reliability. We may incur substantial sales and marketing expenses and expend significant management effort while potential customers are qualifying our products. Even after incurring these costs, we ultimately may not sell any or only small amounts of our products to a potential customer. If sales forecasts to specific customers are not realized, our revenue and results of operations may be negatively impacted.

If we do not achieve acceptable manufacturing yields in a cost-effective manner, or we are required to develop new manufacturing processes to improve our yields, our operating results would be impaired.

The manufacture of our products involves complex and precise processes. As a result, it may be difficult to cost-effectively meet our production goals. In addition, changes in our manufacturing processes or those of our suppliers, or our suppliers' inadvertent use of defective materials, could significantly reduce our manufacturing yields, increase our costs and reduce our product shipments. To increase our gross margin, while offering products at prices acceptable to customers, we will need to develop new manufacturing processes and techniques that will involve higher levels of automation.

If we are unsuccessful in defending against Methode's lawsuit for patent infringement, we may be required to pay significant monetary damages to Methode and may be enjoined from manufacturing and selling some of our products.

In October 1999, Methode Electronics, Inc. filed a lawsuit against Infineon Technologies Corporation and us in the U.S. District Court for the Northern District of California seeking unspecified damages, including monetary damages, injunctive relief, attorneys' fees and costs arising from our alleged infringement of five patents assigned to Methode. Two of the patents are alleged to relate to the technology incorporated in our 1x9 pin configuration products, such as our singlemode SONET/SDH transceiver products. The remaining three patents are alleged to relate to technology incorporated in our gigabit interface converter, or GBIC, products, such as our Gigabit Ethernet and Fibre Channel products.

Methode has amended its complaint to add Stratos Lightwave Inc., a Methode spin-off and assignee of the patents-in-suit, as an additional plaintiff and to allege that we infringe a sixth patent, which purportedly relates to certain aspects of our GBIC products. Methode has since withdrawn its motion to amend with respect to the sixth patent, though Methode remains free to reassert the claim at a later time, whether in the current action or in a separate proceeding. For the nine months ended June 30, 2000, sales of our 1x9 pin configuration products alleged to infringe the Methode patents accounted for 28.7% of our total revenue. Sales of our products alleged to infringe the other Methode patents represented an immaterial amount of our total revenue for the nine months ended June 30, 2000.

We intend to defend ourselves vigorously in this lawsuit. However, the outcome of this lawsuit is uncertain. The lawsuit is in the early stages. Accordingly, our expenses and other resources expended on this lawsuit have been immaterial to date. As this lawsuit progresses, we expect to incur greater legal fees and expenses. In addition, our defense of this lawsuit is expected to divert the efforts and attention of our key management and technical personnel. As a result, our defense of this lawsuit, regardless of its eventual outcome, will likely be costly and time consuming. If Methode's patents are found to be valid and enforceable and our products are found to infringe, we may be enjoined from manufacturing or selling some of our products, we may be liable for significant monetary damages and/or we may be required to obtain a license from Methode in order to use its patented technology, any of which could disrupt our ability to manufacture and sell our products. If we are required to obtain a license to any of Methode's patents, such license may not be available from Methode on commercially reasonable terms, if at all. See "Business -- Legal proceedings" for additional details.

-------------------------------------------------------------------------------

Risk factors

-------------------------------------------------------------------------------


We could be subjected to additional litigation regarding intellectual property rights, which may divert management attention, cause us to incur significant costs or prevent us from selling our products.

In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights in the networking technologies industry. Many companies aggressively use their patent portfolios to bring infringement claims against competitors. As a result, we may be a party to litigation or be involved in disputes over our alleged infringement of others' intellectual property in the future, in addition to our current dispute with Methode. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and prevent us from making or selling some of our products. These lawsuits, regardless of their merit, would likely be time-consuming and expensive to resolve and would divert management's time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

 .stop selling, incorporating or using our products that use the infringed intellectual property;

 .obtain a license to make, sell or use the relevant technology from the owner of the infringed intellectual property, which license may not be available on commercially reasonable terms, if at all; or

 .redesign the products to not use the infringed intellectual property, which may not be technically or commercially feasible.

If we are forced to take any of these actions, we may be limited in our ability to execute our business plan.

We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights. These claims could result in costly litigation and the diversion of our technical and management personnel. In the process of asserting our intellectual property rights, these rights could be found to be invalid, unenforceable or not infringed. Failure to successfully assert our intellectual property rights could result in our inability to prevent our competitors from utilizing our proprietary rights.

If we are unable to protect our proprietary technology, this technology could be misappropriated, which would make it difficult for us to compete in our industry.

Our success and ability to compete is dependent in part on our proprietary technology. We currently do not have any patents, and we have no pending patent applications. We rely on a combination of copyright, trademark and trade secret laws, as well as confidentiality agreements to establish and protect our proprietary rights. Existing copyright, trademark and trade secret laws afford only limited protection. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States, and policing the unauthorized use of our products is difficult. Any infringement of our proprietary rights could result in costly litigation, and any failure to adequately protect our proprietary rights could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue.

If we are unable to generate adequate additional sales as a result of the planned expansion of our sales operations, our competitive position may be harmed and our revenue or margins may decline.

Historically, we have relied primarily on a limited direct sales force, supported by third party manufacturers' representatives and distributors, to sell our products. Our sales strategy focuses primarily on developing and expanding our direct sales force, manufacturers' representatives and distributors. We will incur significant costs related to the expansion of our sales operations. If the expansion of our sales operations does not

-------------------------------------------------------------------------------

Risk factors

-------------------------------------------------------------------------------

generate adequate additional sales, the cost of any expansion may exceed the revenue generated, and our margins may decline. To the extent we are unsuccessful in expanding our direct sales force, we will likely be unable to compete successfully against the significantly larger and well-funded sales and marketing operations of many of our current or potential competitors. In addition, if we fail to develop relationships with significant manufacturers' representatives or distributors, or if these representatives or distributors are not successful in their sales or marketing efforts, sales of our products may decrease and our competitive position would be harmed. Our representatives or distributors may not market our products effectively or may not continue to devote the resources necessary to provide us with effective sales, marketing and technical support. Our inability to effectively manage the expansion of our domestic sales and support staff or maintain existing or establish new relationships with manufacturer representatives and distributors would harm our revenue and result in declining margins.

The market for our products is new and is characterized by rapid technological changes and evolving industry standards. If we do not respond to the changes in a timely manner, our products likely will not achieve market acceptance.

The market for our products is characterized by rapid technological change, new and improved product introductions, changes in customer requirements and evolving industry standards. Our future success will depend to a substantial extent on our ability to develop, introduce and support cost-effective new products and technology on a successful and timely basis. We plan to increase substantially our budget for research and development of new products and technology. Since these costs are expensed as incurred, we expect a negative impact on our reported net income. If we fail to develop and deploy new cost-effective products and technologies or enhancements of existing products on a timely basis, or if we experience delays in the development, introduction or enhancement of our products and technologies, our products will no longer be competitive and our revenue will decline.

The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technological and market trends. We cannot assure you that we will be able to identify, develop, manufacture, market or support new or enhanced products on a timely basis, if at all. Furthermore, we cannot assure you that our new products will gain market acceptance or that we will be able to respond effectively to product announcements by competitors, technological changes or emerging industry standards. Our failure to respond to product announcements, technological changes or industry changes in standards would likely prevent our products from gaining market acceptance and harm our competitive position.

If we are not able to effectively manage our growth, we may not be able to maintain and expand our business.

Our success depends on our ability to effectively manage the growth of our operations. We have significantly expanded our operations over the past several years and expect to continue to increase the scope of our operations for the foreseeable future. In this regard, our headcount has increased 248% from 89 as of September 30, 1998 to 310 as of September 30, 2000. Our growth has placed, and will continue to place, a strain on our management systems and operational resources. As demand for our products grows, we will need to expand our design and manufacturing capabilities, and our sales, marketing and technical support personnel. We will also need to improve our financial and managerial controls, reporting systems and procedures. If we can not manage our growth effectively, we will not be able to maintain and expand our business.

-------------------------------------------------------------------------------

Risk factors

-------------------------------------------------------------------------------


Our success depends on our key personnel, including our executive officers, the loss of any of whom could harm our business.

Our success depends on the continued contributions of our senior management and other key research and development, sales and marketing and operations personnel, including Muoi Van Tran, our Chief Executive Officer, Susie Nemeti, our Chief Financial Officer, and Mohammad Ghorbanali, our Chief Operating Officer and Vice President of Manufacturing and Research and Development. Competition for employees in our industry is intense. We do not have life insurance policies covering any of our executives. There can be no assurance that we will be successful in retaining such key personnel, or that we will be successful in hiring replacements or additional key personnel. All of the capital stock and options held by the members of our management are fully vested. Our loss of any key employee, the failure of any key employee to perform in his or her current position, or the inability of our officers and key employees to expand, train and manage our employee base would prevent us from executing our growth strategy. See "Management."

We will need to attract and retain highly qualified managers, sales and marketing and technical support personnel. Competition for specialized personnel in our industry is intense and we may not be able to hire sufficient personnel to achieve our goals or support the anticipated growth in our business. We have had difficulty hiring the necessary engineering, sales and marketing and management personnel to support our growth. If we fail to hire and retain qualified personnel, our product development efforts and customer relations will suffer. Our key management personnel have limited experience in managing the growth of technologically complex businesses in a rapidly evolving environment. If we are unable to manage our growth effectively, we will incur additional expenses which will negatively impact our operating results.

Our products may have defects that are not detected until full deployment of a customer's system. Any of these defects could result in a loss of customers, damage to our reputation and substantial costs.

We design our products for large and complex fiber optic networks, and our products must be compatible with other components of the network system, both current and future. We have experienced in the past, and may continue to experience in the future, defects in our products. Defects in our products or incompatibilities in our products may appear only when deployed in networks for an extended period of time. In addition, our products may fail to meet our customers' design specifications, or our customers may change their design specifications after the production of our product. A failure to meet our customers' design specification often results in a loss of the sale due to the length of time required to redesign the product. We may also experience defects in third party components that we incorporate into our products. We have experienced the following due to our inability to detect or fix errors in the past:

 .increased costs associated with the replacement of defective products, redesign of products to meet customer design specification and/or refund of the purchase price;

 .diversion of development resources; and

 .increased service and warranty costs.

We could also lose customers or fail to achieve market acceptance of our products in the future if our products contain defects.

-------------------------------------------------------------------------------

Risk factors

-------------------------------------------------------------------------------


Our products and the systems into which our products are incorporated must comply with domestic and international governmental regulations, and if our products do not meet these regulations, our ability to sell our products will be restricted.

Our products are subject to various regulations of U.S. and foreign governmental authorities principally in the areas of radio frequency emission standards and eye safety. Radio frequency emission standards govern allowable radio interference with other services. Eye safety standards govern the labelling and certification of laser products to ensure that they are used in a way that does not create a hazard to the human eye. Our products and the systems into which they are incorporated must also comply with international standards and governmental standards of the foreign countries where our products are used. Our inability, or the inability of our customers, to comply with existing or evolving standards established by regulatory authorities, or to obtain timely domestic or foreign regulatory approvals or certificates will restrict our ability to sell our products.


We are subject to environmental laws and other legal requirements that have the potential to subject us to substantial liability and increase our cost of doing business.

Our properties and business operations are subject to a wide variety of federal, state and local environmental, health and safety laws and other legal requirements, including those relating to the storage, use, discharge and disposal of toxic, volatile or otherwise hazardous substances. We may be required to incur substantial costs to comply with current or future legal requirements. In addition, if we fail to obtain required permits or otherwise fail to operate within these or future legal requirements, we may be required to pay substantial penalties, suspend our operations or make costly changes to our manufacturing processes or facilities. We believe our properties and business operations, are in compliance with applicable environmental laws. We do not anticipate any material capital expenditures for environmental control facilities for the remainder of the current fiscal year or our next fiscal year.

We face risks associated with our international operations that could prevent us from marketing and distributing our products internationally.

Historically, approximately 80% of our sales have been in North America, and we have limited experience in marketing and distributing our products internationally. We intend to expand our international operations in the future. Significant management attention and financial resources are needed to develop our international sales, support and distribution channels and manufacturing. We may not be able to establish or maintain international market demand for our products.

In addition, international operations are subject to other risks, including:

 .greater difficulty in accounts receivable collection and longer collection periods;

 .difficulties and costs of staffing and managing foreign operations with personnel who have expertise in fiber optic technology;

 .unexpected changes in regulatory or certification requirements for optical networks; and

 .political or economic instability.

A portion of our international revenue and expenses may be denominated in foreign currencies in the future. Accordingly, we could experience the risks of fluctuating currencies and may choose to engage in currency hedging activities.

-------------------------------------------------------------------------------

Risk factors

-------------------------------------------------------------------------------


Disruption of our operations at our Chatsworth, California manufacturing facility could require us to lease alternative manufacturing facilities or limit our manufacturing operations.

All of our manufacturing operations are conducted in our Chatsworth, California headquarters. Due to this geographic concentration, a disruption of our manufacturing operations, resulting from sustained process abnormalities, human error, government intervention or natural disasters, such as earthquakes, fires or floods, or other causes, could require us to cease or limit our manufacturing operations. See "Business -- Manufacturing" and "--
 Facilities."

Our limited experience in acquiring other businesses, product lines and technologies may make it difficult for us to overcome problems encountered in connection with any acquisition we may undertake.

We expect to review opportunities to buy other businesses, products or technologies that would enhance our technical capabilities, complement our current products or expand the breadth of our markets or which may otherwise offer growth opportunities. Our acquisition of businesses or technologies will require significant commitment of resources. We may be required to pay for any acquisition with cash, but we cannot be certain that additional capital will be available to us on favorable terms, if at all. In lieu of paying cash, we could issue stock as consideration for an acquisition that would dilute existing stockholders' percentage ownership, incur substantial debt or assume contingent liabilities. We have no experience in acquiring other businesses and technologies. Potential acquisitions also involve numerous risks, including:

 .problems assimilating the purchased operations, technologies or products;

 .unanticipated costs associated with the acquisition;

 .diversion of management's attention from our core business;

 .adverse effects on existing business relationships with suppliers and customers;

 .risks associated with entering markets in which we have no or limited prior experience; and

 .potential loss of key employees of purchased organizations.

RISKS RELATED TO OUR RELATIONSHIP WITH FURUKAWA

We have business conflicts of interest with Furukawa, the resolution of which may not be as favorable to us as if we were dealing with an unaffiliated third party.

We have historically relied on Furukawa's research and development capabilities to provide us with technologically advanced lasers and fiber optic components which we purchase from Furukawa for inclusion in our products, and we expect to continue to rely on Furukawa in the future. We currently purchase substantially all of our lasers and the majority of our other optical components from Furukawa. We currently have no written agreements with Furukawa with respect to our research and development and supply relationship. We cannot assure you that Furukawa will continue to provide services and components to us, and if not, whether or on what terms we could find adequate alternative sources for these services and components. We believe that our business dealings with Furukawa and its subsidiaries and affiliates were on terms that were no less favorable than terms that would be available from third parties for similar transactions. However, because we intend to continue to maintain our relationship with Furukawa after the completion of this offering and Furukawa will continue to control us, the terms of future transactions with Furukawa may or may not be comparable to those with unaffiliated third parties. See "Related party transactions."

-------------------------------------------------------------------------------

Risk factors

-------------------------------------------------------------------------------


Conflicts of interest may arise between Furukawa and us in a number of areas, including the nature and quality of services rendered by Furukawa to us, potential competitive business activities, sales or distributions by Furukawa of all or any portion of its ownership interest in us, or Furukawa's ability to control our management and affairs. It is possible that business decisions made by management that are in the best interest of our stockholders may conflict with Furukawa's interests. For example, we may decide to enter into or acquire a line of business competitive with Furukawa, or Furukawa may decide to enter into or acquire a line of business competitive with us. Any of these events may alter or eliminate our ability to rely on Furukawa to supply key components to us in the future, increase our costs of producing our products and result in increased competition in our markets. We cannot assure you that we will be able to resolve any conflicts we may have with Furukawa or, if we are able to do so, that the resolution will be favorable to us.

Furukawa will control the outcome of stockholder voting and there may be an adverse effect on the price of our Class A common stock due to disparate voting rights of our Class A common stock and our Class B common stock.

Upon the completion of this offering, Furukawa will beneficially own all of our outstanding shares of Class B common stock, representing 94.3% voting control over all stockholder issues. The holders of our Class A common stock and Class B common stock have identical rights except that holders of our Class A common stock are entitled to one vote per share while holders of our Class B common stock are entitled to ten votes per share on matters to be voted on by stockholders. The differential in the voting rights of our Class A common stock and Class B common stock could adversely affect the price of our Class A common stock to the extent that investors or any potential future purchaser of our shares of Class A common stock give greater value to the superior voting rights of our Class B common stock. Each share of our Class B common stock will automatically convert into one share of Class A common stock if it is transferred to any entity, other than an entity controlling, controlled by or under common control with Furukawa. In addition, our Class B common stock will automatically convert into shares of our Class A common stock if the total number of outstanding shares of Class B common stock falls below 20% of total number of outstanding shares of our common stock. See "Description of capital stock." As long as Furukawa has a controlling interest, it will continue to be able to elect our entire board of directors and generally be able to determine the outcome of all corporate actions requiring stockholder approval. As a result, Furukawa will be in a position to continue to control all matters affecting us, including:

 .a change of control, including a merger;

 .our acquisition or disposition of assets;

 .our future issuances of common stock or other securities;

 .our incurrence of debt; and

 .our payment of dividends on our common stock.

Furukawa's ability to control us may result in our Class A common stock trading at a price lower than the price at which it would trade if Furukawa did not have a controlling interest in us.

In addition, we have granted Furukawa registration rights prior to the completion of this offering which are described under "-- A substantial amount of our shares will be eligible for sale shortly after this offering."

-------------------------------------------------------------------------------

Risk factors

-------------------------------------------------------------------------------


Because our chairman and three of our directors are also executives of Furukawa, they may have conflicts of interest that could harm the future development of our business.

Our chairman, and Messrs. Matsubara, Okada and Shibata are current members of our board of directors who are also executives of Furukawa. We intend that, within 90 days following the completion of this offering, our board of directors will be composed of a total of seven directors, three of whom are executives of Furukawa. The Furukawa executives who are also our directors will have obligations to both companies and may have conflicts of interest with respect to matters potentially or actually involving or affecting us, such as acquisitions and other corporate opportunities that may be suitable for both Furukawa and us.

In addition, our board of directors intends to form an independent director nominating committee prior to the completion of this offering to select and nominate persons deemed independent to be our directors. The nominating committee will be composed of Muoi Van Tran, our Chief Executive Officer, and two of our directors affiliated with Furukawa. Furukawa's representation on our board of directors and independent director nominating committee could create, or appear to create, potential conflicts of interest when its executives are faced with decisions that could have different implications for Furukawa and us. Such additional or potential conflicts of interest could harm the future development of our business.

RISKS RELATED TO THIS OFFERING

We expect our stock price to be volatile.

Prior to this offering, there has been no public market for our Class A common stock. Accordingly, we cannot assure you that an active trading market will develop or be sustained or that the market price of our Class A common stock will not decline. The initial public offering price for the shares of our Class A common stock will be determined by us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The price at which our Class A common stock will trade after this offering is likely to be highly volatile and may fluctuate substantially due to many factors, some of which are:

 .actual or anticipated fluctuations in our results of operations;

 .changes in securities analysts' expectations or our failure to meet those expectations;

 .announcements of technological innovations by us or our competitors;

 .introduction of new products by us or our competitors;

 .commencement of or our involvement in litigation;

 .developments with respect to intellectual property rights;

 .conditions and trends in technology industries;

 .changes in the estimation of the future size and growth rate of our markets;
 and

 .general market conditions.

In addition, the stock market has experienced significant price and volume fluctuations that affected the market prices for the common stocks of technology and communications companies. In the past, these market

-------------------------------------------------------------------------------

Risk factors

-------------------------------------------------------------------------------

fluctuations were unrelated or disproportionate to the operating performance of these companies. Any significant fluctuations in the future might result in a significant decline in the market price of our Class A common stock.

Anti-takeover provisions in our charter documents and in Delaware law and Furukawa's ownership interest could prevent or delay a change in control and, as a result, negatively impact our stockholders.

We have taken a number of actions that could have the effect of discouraging a takeover attempt. For example, our certificate of incorporation grants the board of directors the authority to issue shares of preferred stock and to fix the rights, preferences and privileges of preferred stock without stockholder action. Although we have no present intention to issue shares of preferred stock, issuing our preferred stock could have the effect of making it more difficult and less attractive for a third party to acquire a majority of our outstanding voting stock. Preferred stock may also have other rights, including economic rights senior to the Class A common stock that could have a material adverse effect on the market value of our Class A common stock. In addition, provisions of Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.
Section 203 of the Delaware General Corporation Law may make the acquisition of us and the removal of incumbent officers and directors more difficult by prohibiting stockholders holding 15% or more of our outstanding voting stock from acquiring us, without our board's consent, for at least three years from the date they first hold 15% or more of the voting stock. See "Description of capital stock -- Delaware anti-takeover law and charter and bylaw provisions" for more detailed information.

Furukawa's substantial beneficial ownership position, together with the authorization of preferred stock, the disparate voting rights between our Class A common stock and Class B common stock, the classification of our board of directors and the lack of cumulative voting in our certificate of incorporation or bylaws, may have the effect of delaying, deferring or preventing a change in our control and may discourage bids for our Class A common stock at a premium over the market price of our Class A common stock and may result in our Class A common stock trading at a price lower than the price at which it would trade in the absence of these factors.

Management will have broad discretion over the use of proceeds from this offering.

The net proceeds from this offering will be used for general corporate purposes. Although we list expanding our manufacturing capacity, expanding our research and development operations, enhancing our technology, expanding our sales and marketing activities, expanding our international operations and possible acquisitions as examples of general corporate purposes, we are not obligated to pursue any of these opportunities. We have not reserved or allocated the net proceeds for any specific transaction, and we cannot specify with certainty how we will use the net proceeds. Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value. See "Use of proceeds."

A substantial amount of our shares will be eligible for sale shortly after this offering.

If our stockholders sell substantial amounts of Class A common stock in the public market following this offering, the market price of our Class A common stock could fall. These sales also might make it more difficult for us to sell equity or equity-related securities at a time and price that we deem appropriate. Based on shares outstanding as of November 2, 2000, upon completion of this offering, we will have

-------------------------------------------------------------------------------

Risk factors

-------------------------------------------------------------------------------

39,805,040 shares of Class A common stock and 66,000,000 shares of Class B common stock outstanding. The holders of shares of our Class B common stock may exchange them for shares of our Class A common stock at any time and from time to time. If Furukawa were to effect a conversion of all of its shares of our Class B common stock to shares of our Class A common stock, an additional 66,000,000 shares of our Class A common stock would be eligible for resale in compliance with Rule 144. Of these shares, the 10,500,000 shares being offered hereby will be freely tradeable and the remaining shares will become eligible for sale in the public market pursuant to Rule 144. Substantially all of these remaining shares are subject to contractual restrictions with the underwriters that prevent them from being sold until 180 days after the date of this prospectus without the consent of UBS Warburg LLC.

These remaining shares may be sold on the 181st day after the date of this prospectus without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act. UBS Warburg LLC may, in its sole discretion, at any time without notice, release all or any portion of the shares subject to the lock-up agreements, which would result in more shares being available for sale in the public market at an earlier date. Sales of common stock by existing stockholders in the public market, or the availability of such shares for sale, could materially and adversely affect the market price of our Class A common stock. See "Shares eligible for future sale" for more detailed information.

In addition, we expect to register for sale 8,638,080 shares of Class A common stock reserved for issuance under our 2000 Stock Incentive Plan, 300,000 shares of Class A common stock reserved for issuance under our 2000 Employee Stock Purchase Plan and 11,720,360 shares of Class A common stock reserved for issuance of outstanding options. As of November 2, 2000, options to purchase 11,720,360 shares of our Class A common stock were outstanding, which amount includes options granted under our our 2000 Stock Incentive Issuance Plan and options granted outside of our Stock Option Plans. Shares acquired upon exercise of these options will be eligible for sale in the public market from time to time subject to vesting and the 180-day lock-up restrictions that apply to the outstanding stock. The exercise price of the majority of these stock options is lower than the initial public offering price of our Class A common stock. The sale of a significant number of these shares could cause the price of our Class A common stock to decline. See "Shares eligible for future sale" for more detailed information.

We have entered into a registration rights agreement with Furukawa which includes demand registration rights, piggy-back registration rights and other standard rights and limitations. The registration rights agreement provides that Furukawa may not demand a registration prior to one year from the closing of this offering. The registration rights agreement also provides that Furukawa will not purchase any shares of our Class A common stock for 180 days following the closing of this offering. In addition to the limitations set forth in the registration rights agreement, Furukawa has agreed not to sell any of its shares of our common stock for a period of 180 days following the date of this prospectus without the prior written consent of UBS Warburg LLC.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

Forward-looking information

This prospectus may contain forward-looking statements. When used in this prospectus, the words "anticipate," "believe," "estimate," "will," "intend" and "expect" and similar expressions identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in those forward-looking statements are reasonable, we can give no assurance that these plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied, by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading "Risk factors." All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Other than with respect to previously issued projections, we are under no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell and seeking offers to buy shares of our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Class A common stock.

Use of proceeds

The net proceeds to us from this offering of our Class A common stock, at the initial public offering price of $11.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses, are estimated to be $106,415,000, or $122,527,250 if the underwriters' over-allotment option is exercised in full. We expect to use the net proceeds of the offering for general corporate purposes, including approximately $25-30 million for the expansion of our manufacturing capacity, approximately $10-12 million for the expansion of our research and development operations and the remaining net proceeds, which have not been allocated in specific amounts, for expansion of sales and marketing activities, expansion of our international operations and possible acquisitions. We currently have no commitments or agreements and are not involved in any negotiations with respect to any acquisitions or international expansions. The amounts and timing of our actual expenditures will depend on numerous factors, including the status of our product development efforts, sales and marketing activities, technological advances, the amount of cash generated or used by our operations and competition. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the balance of the net proceeds. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment grade securities. See "Risk Factors -- Management will have broad discretion over the use of proceeds from this offering."

Our management team made the determination to offer our shares to the public to fund our future expansion, to compensate our employees and to attract new employees. We determined the portion of our business to be sold in this offering through a combination of negotiations with Furukawa, estimates of our future expansion plans, evaluation of market conditions and recent offerings of comparable companies.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------


Dividend policy

While in the past we have paid dividends from time to time to Furukawa, we currently intend to retain all available funds for use in our business, and do not anticipate paying any cash dividends in the foreseeable future. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will be payable pro rata to all holders of our Class A common stock and Class B common stock and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors the board of directors may deem relevant. See "Risk Factors -- Furukawa will control the outcome of stockholder voting and there may be an adverse effect on the price of our Class A common stock due to disparate voting rights of our Class A common stock and Class B common stock."

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

Capitalization

Our capitalization as of June 30, 2000 is set forth in the following table,
(a) on an actual basis, (b) on a pro forma basis to reflect the conversion of all outstanding common stock into shares of our Class A common stock and preferred stock into shares of our Class B common stock and (c) the pro forma information on an as adjusted basis to give effect to the receipt of the estimated net proceeds from this offering, at the initial public offering price of $11.00 per share. The table does not include options outstanding as of June 30, 2000 to purchase 8,888,680 shares of our common stock with a weighted average exercise price of $0.15. The table also does not include options to purchase 3,301,680 shares granted to our executive officers in August 2000 and options to purchase 963,600 shares granted to our employees in October 2000. You should read this table in conjunction with "Management's discussion and analysis of financial condition and results of operations," our financial statements and the notes to those financial statements, "Description of capital stock," and "Underwriting" appearing elsewhere in this prospectus.

                                                  June 30, 2000
                                         ------------------------------------
                                                                    Pro forma
                                           Actual    Pro forma    as adjusted
                                         (In thousands, except share and
                                                 per share data)
-------------------------------------------------------------------------------
Long-term debt.........................  $    2,414   $    2,414    $     2,414
                                         ==========   ==========    ===========
Stockholders' equity:
  Preferred stock, no par value;
    70,000,000 shares authorized;
    66,000,000 shares issued and
    outstanding, actual; no shares
    issued and outstanding pro forma,
    and pro forma as adjusted..........  $    1,650           --             --
  Common stock, no par value;
    150,000,000 shares authorized;
    27,871,440 shares issued and
    outstanding, actual; no shares
    issued and outstanding pro forma,
    and pro forma as adjusted..........         269           --             --
  Preferred stock, $0.001 par value;
    10,000,000 shares authorized; no
    shares issued and outstanding,
    actual, pro forma, and pro forma as
    adjusted...........................          --           --             --
  Class A common stock, $0.001 par
    value; 200,000,000 shares
    authorized; no shares issued and
    outstanding, actual;
    27,871,440 shares issued and
    outstanding, pro forma; and
    38,371,440 shares issued and
    outstanding, pro forma as
    adjusted...........................          --   $       28    $        38
  Class B common stock, $0.001 par
    value; 66,000,000 shares
    authorized; no shares issued and
    outstanding, actual; 66,000,000
    shares issued and outstanding,
    pro forma and pro forma as
    adjusted...........................          --           66             66
Additional paid in capital (pro
  forma)...............................          --        1,825        108,230
Retained earnings......................      29,980       29,980         29,980
                                         ----------  ----------   -----------
  Total stockholders' equity...........      31,899       31,899        138,314
                                         ----------   ----------    -----------
  Total capitalization.................  $   34,313   $   34,313    $   140,728
                                         ==========   ==========    ===========

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

Dilution

Our pro forma net tangible book value as of June 30, 2000 was approximately $0.34 per share of our common stock. Our net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding, as of June 30, 2000. In making this calculation, we gave effect to the conversion of all 66,000,000 outstanding shares of our preferred stock into our Class B common stock prior to the completion of this offering. After giving effect to our sale in this offering of 10,500,000 shares of our Class A common stock at the initial public offering price of $11.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of June 30, 2000 would have been $1.33 per share of our common stock. This represents an immediate increase in net tangible book value of $0.99 per share to our existing stockholders and an immediate dilution of $9.67 per share to you. The following table illustrates this per share dilution:

Initial public offering price per share..........................        $11.00
  Pro forma net tangible book value per share before this
    offering.....................................................  $0.34
  Increase attributable to investors in this offering............   0.99
                                                                   -----
Pro forma net tangible book value after the offering.............          1.33
                                                                         ------
Dilution per share to investors in this offering.................        $ 9.67
                                                                         ======

The differences between our existing stockholders and investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid for both common and preferred stock is summarized on a pro forma basis, as of June 30, 2000 before underwriters' discount and offering expenses in the following table. The following table does not include 11,720,360 shares of Class A common stock available for issuance upon the exercise of outstanding options as of November 2, 2000.

See "Management -- Stock plans/employee benefit programs" and note 8 to our financial statements.

                                                Shares            Total
                                             purchased    consideration
                                       --------------- ---------------- Average
                                        Number Percent   Amount Percent   Price
                                                (in thousands)
-------------------------------------------------------------------------------
Existing stockholders.................  93,871     90% $  1,919      2%  $ 0.02
Investors in this offering............  10,500    10    115,500    98     11.00
                                       -------    ---- --------    ----  ------
Totals................................ 104,371    100% $117,419    100%  $ 1.13
                                       =======    ==== ========    ====  ======

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

Selected financial data

The selected financial data set forth below should be read in conjunction with the financial statements of the Company and related notes thereto and "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this prospectus. The selected income statement data and balance sheet data are derived from the Company's audited financial statements except for the years ended September 30, 1995 and 1996 and nine months ended June 30, 1999 which are unaudited. The unaudited information has been prepared on the same basis as our audited financial statements and, in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our operating results for these periods and our financial condition as of these dates. The pro forma data and the pro forma share and earnings per share data for September 30, 1999 and June 30, 2000 gives effect to the conversion of 66,000,000 shares of preferred stock and 27,871,440 shares of common stock into Class B common stock and Class A common stock, respectively.

                                                                  Nine months
                             Fiscal years ended September 30     ended June 30
                          ------------------------------------- ---------------
                            1995   1996    1997    1998    1999    1999    2000
Income statement data     (In thousands, except per share data)
-------------------------------------------------------------------------------
Revenue.................  $5,488 $6,747 $10,126 $19,620 $36,036 $23,325 $69,061
Cost of revenue.........   3,085  3,726   5,797  11,086  20,860  13,991  34,584
                          ------ ------ ------- ------- ------- ------- -------
Gross profit............   2,403  3,021   4,329   8,534  15,176   9,334  34,477
                          ------ ------ ------- ------- ------- ------- -------
Operating expenses:
 Research and
  development...........     342    342     465     779   1,134     778   1,656
 Sales and marketing....     300    373     563     999   1,364     971   1,980
 General and
  administrative........     673    847     369     712   1,065     654   2,782
                          ------ ------ ------- ------- ------- ------- -------
 Total operating
  expenses..............   1,315  1,562   1,397   2,490   3,563   2,403   6,418
                          ------ ------ ------- ------- ------- ------- -------
Income from operations..   1,088  1,459   2,932   6,044  11,613   6,931  28,059
Other income, net.......      58     60      62     119     116     122     137
                          ------ ------ ------- ------- ------- ------- -------
Income before income
 taxes..................   1,146  1,519   2,994   6,163  11,729   7,053  28,196
Income taxes............     503    529   1,205   2,492   4,693   2,901  11,490
                          ------ ------ ------- ------- ------- ------- -------
Net income..............  $  643 $  990 $ 1,789 $ 3,671 $ 7,036 $ 4,152 $16,706
                          ====== ====== ======= ======= ======= ======= =======
Earnings per share:
 Basic..................  $ 0.02 $ 0.04 $  0.06 $  0.13 $  0.26 $  0.15 $  0.61
 Diluted................  $ 0.01 $ 0.03 $  0.02 $  0.04 $  0.07 $  0.04 $  0.16
Pro forma earnings per
 share
 Basic..................                                $  0.08         $  0.18
 Diluted................                                $  0.07         $  0.16
Shares Outstanding:
 Basic..................  27,221 27,247  27,321  27,321  27,348  27,330  27,439
 Diluted................  99,586 99,788  99,842 100,494 101,132 101,140 103,302
 Pro forma basic........                                 93,348          93,439
 Pro forma diluted......                                101,132         103,302

                                     September 30               June 30, 2000
                         ------------------------------------ -----------------
                           1995   1996   1997    1998    1999  Actual Pro forma
Balance sheet data                           (In thousands)
-------------------------------------------------------------------------------
Cash and cash
 equivalents............ $1,109 $1,195 $1,661 $ 1,863 $ 2,447 $ 2,801  $ 2,801
Working capital.........  2,114  2,582  3,971   7,214  11,970  26,829   26,829
Total assets............  3,308  4,134  5,970  11,661  26,149  49,831   49,831
Long-term portion of
 debt...................    288    --     --      --    2,750   2,414    2,414
Stockholders' equity....  2,022  2,801  4,384   8,055  15,096  31,899   31,899

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

Management's discussion and analysis of financial condition and results of operations

You should read the following discussion of our financial condition and results of operations in conjunction with our financial statements and the notes to those statements included elsewhere in this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under "Risk factors" and elsewhere in this prospectus, our actual results may differ materially from those anticipated in the forward-looking statements.

OVERVIEW

We design, manufacture and sell a comprehensive line of high performance, highly reliable fiber optic subsystems and modules for fiber optic transmission systems used to address the bandwidth limitations in metropolitan area networks and high-speed premises networks. Our subsystems and modules include optical transmitters, receivers, transceivers and transponders that convert electronic signals into optical signals and back to electronic signals, enabling high-speed communication of voice and data traffic over public and private networks. We began our operations and shipped our first products in November of 1991 and have been profitable since our inception.

We are currently a 69.3% owned subsidiary of Furukawa. The remaining 30.7% of our outstanding shares are owned by our management and others. Upon completion of this offering, Furukawa will beneficially own all of our outstanding Class B common stock, which will represent 62.4% of our outstanding shares of common stock and 94.3% of the combined voting power of all of our outstanding common stock. Furukawa will be in a position to continue to influence and control all matters affecting our company. Since our inception, we have purchased substantially all of our lasers and the majority of our other fiber optic components from Furukawa. We have relied on Furukawa's research and development capabilities to provide us with technologically advanced lasers and fiber optic components which we purchase from Furukawa for inclusion in our products. We intend to maintain our relationship with Furukawa after this offering. See "Risk factors -- We are dependent on a limited number of suppliers for most of our key components. If these suppliers are unable to meet our manufacturing requirements, we may experience production delays leading to delays in shipments, increased costs and cancellation of orders for our products," and "-- Risks related to our relationship with Furukawa."

We operate in one industry segment, the design and manufacture of fiber optic subsystems and modules. We sell our products to fiber optic communication equipment manufacturers, directly and through contract manufacturers who incorporate them into systems they assemble for equipment manufacturers. We define our customers as equipment manufacturers who have purchased our products directly or ordered our products for incorporation into systems produced by contract manufacturers. We recognize revenue upon product shipment, and sales returns and allowances have been insignificant. For the nine months ended June 30, 2000, our 10 largest customers accounted for approximately 79.9% of our total revenue, with Cisco Systems and Alcatel accounting for approximately 36.6% and 13.4% of our total revenue, respectively. No other customer accounted for more than 10.0% of our total revenue for the nine months ended June 30, 2000. Although our revenue from sales to our other customers continues to increase, we expect that significant customer concentration will continue for the foreseeable future. Our sales are made on a purchase order basis rather than by long term purchase commitments. Our customers may cancel or defer purchase orders without penalty on short notice. See "Risk factors -- We derive a significant portion of our total revenue from a few significant

-------------------------------------------------------------------------------

Management's discussion and analysis of financial condition and results of operations

-------------------------------------------------------------------------------

customers, and our total revenue may decline significantly if any of these customers cancels, reduces or delays purchases of our products or extracts price concessions from us."

In October 1999, Methode Electronics, Inc. filed a lawsuit against Infineon Technologies Corporation and us seeking unspecified damages, including monetary damages, injunctive relief, attorneys' fees and costs arising from our alleged infringement of some of the claims contained in patents assigned to Methode, including patents relating to our 1x9 pin configuration products. This lawsuit is in the early stages and our expenses and other resources expended on this lawsuit have been immaterial to date. Accordingly, the lawsuit has not had a material effect on our business operations. As the lawsuit progresses, we expect to incur greater legal fees and expenses. In addition, the defense of this lawsuit is expected to divert the efforts and attention of our key management and technical personnel. For the nine months ended June 30, 2000, sales of our 1x9 products alleged to infringe the Methode patents accounted for 28.7% of our total revenue. Sales of our other products alleged to infringe the Methode patents represented an immaterial amount of our total revenue for the nine months ended June 30, 2000. See "Risk factors -- If we are unsuccessful in defending against Methode's lawsuit for patent infringement, we may be required to pay significant monetary damages to Methode and may be enjoined from manufacturing and selling some of our products."

Our revenue increased to $69.1 million in the nine months ended June 30, 2000 from $23.3 million in the nine months ended June 30, 1999. This increase was due substantially to an increase in demand from our existing customers and, to a lesser extent, an increase in the percentage of our revenue represented by newer products with higher average selling prices. We do not expect our rate of year-to-year growth in revenue to be sustainable in future periods.

With the rapid growth of the fiber optic networking industry, our component suppliers have allocated specific quantities of components they will sell to us, which may be insufficient to support our planned growth. In addition, our manufacturing capacity is limited, and we may not be able to increase our capacity at a rate to support our planned growth. We plan to expand our manufacturing capacity at our present facility and expand into additional facilities by the end of 2001. In addition, we plan to increase our manufacturing shifts, increase the automation of our processes, and increase subcontracting of circuit board assemblies to quality offshore subcontractors. See "Risk Factors -- We must expand our manufacturing capacity and manufacturing processes in order to continue to deliver our products to our customers in a timely manner and to support our revenue growth."

The average selling prices of our products generally decrease as the products mature from factors such as increased competition, the introduction of new products and increased unit volumes. We anticipate that average selling prices of our existing products will continue to decline in future periods although the timing and degree of the declines cannot be predicted with any certainty. We must continue to develop and introduce new products that incorporate features that can be sold at higher average selling prices on a timely basis.

Our cost of revenue consists principally of materials, as well as salaries and related expenses for manufacturing personnel, manufacturing overhead and provisions for obsolete inventory. We purchase several key components for our products from a limited number of suppliers. Due to industry-wide constraints in capacity, some of these component suppliers have placed limits on the number of components they will sell to us. As a result, we have periodically experienced shortages and delivery delays for these materials which has caused us to maintain additional inventory of some limited source components to decrease the risk of shortage. We expect to continue to manage these limitations similarly in the future. As a result, we have excess inventory of these components which leads to higher inventory carrying costs and higher provisions for obsolete inventory. We have not experienced supply constraints from Furukawa. See "Risk factors -- "If we fail to predict our manufacturing requirements accurately, we could incur additional costs or experience manufacturing delays,

-------------------------------------------------------------------------------

Management's discussion and analysis of financial condition and results of operations

-------------------------------------------------------------------------------

which could cause us to lose orders or customers' and "We are dependent on a limited number of suppliers for most of our key components. If these suppliers are unable to meet our manufacturing requirements, we may experience production delays leading to delays in shipments, increased costs and cancellation of orders for our products.' "

Our research and development expenses consist primarily of salaries and related expenses for design engineers and other technical personnel, cost of developing prototypes, fees paid to consultants and depreciation of test and prototyping equipment. Our research and development expenses also consist of materials and overhead costs related to major product development projects. We charge all research and development expenses to operations as incurred. We believe that continued investment in research and development is critical to our future success. Accordingly, we intend to expand our internal research and development capabilities in the future to develop new products. As a result, we expect that our research and development expenses in absolute dollar amounts and as a percentage of revenue will increase significantly in future periods. See "Risk factors --The market for our products is new and is characterized by rapid technological changes and evolving industry standards. If we do not respond to the changes in a timely manner, our products likely will not achieve market acceptance."

Sales and marketing expenses consist primarily of personnel costs, commissions paid to independent manufacturers' representatives, product marketing and promotion costs. We intend to substantially expand our sales and marketing operations and efforts, both domestically and internationally, in order to increase sales and market awareness of our products. In December 1999, we opened a sales office in Franklin, Massachusetts, and in July 2000, we opened sales offices in Bury St. Edmunds, England and Richardson, Texas. We also intend to open additional sales offices in San Jose, California and Ottawa, Canada. We believe that investment in sales and marketing is critical to our success and expect these expenses to increase in the future. See "Risk factors -- If we are unable to generate adequate additional sales as a result of the planned expansion of our sales operations, our competitive position may be harmed and our revenue or margins may decline."

General and administrative expenses consist primarily of salaries and related expenses for our administrative, finance and human resources personnel, professional fees and other corporate expenses. We expect that, in support of our continued growth and our operations as a public company, general and administrative expenses will continue to increase for the foreseeable future. General and administrative expenses are also likely to be affected in future periods by significant legal fees, stock compensation and expenses incurred in connection with pending litigation.

-------------------------------------------------------------------------------

Management's discussion and analysis of financial condition and results of operations

-------------------------------------------------------------------------------


RESULTS OF OPERATIONS

The following table sets forth income statement data for the periods indicated as a percentage of revenue:

                                              Fiscal years
                                                  ended           Nine months
                                              September 30       ended June 30
                                            -------------------  --------------
                                             1997   1998   1999    1999    2000
--------------------------------------------------------------------------------
Revenue.................................... 100.0% 100.0% 100.0%  100.0%  100.0%
Cost of revenue............................  57.2   56.5   57.9    60.0    50.1
Gross profit...............................  42.8   43.5   42.1    40.0    49.9

Operating expenses:
  Research and development.................   4.6    4.0    3.1     3.3     2.4
  Sales and marketing......................   5.6    5.1    3.8     4.2     2.9
  General and administrative...............   3.6    3.6    3.0     2.8     4.0
Total operating expenses...................  13.8   12.7    9.9    10.3     9.3
Income from operations.....................  29.0   30.8   32.2    29.7    40.6
Other income (expenses), net...............   0.6    0.6    0.3     0.5     0.2
Income before income taxes.................  29.6   31.4   32.5    30.2    40.8
Income taxes...............................  11.9   12.7   13.0    12.4    16.6
     Net income............................  17.7%  18.7%  19.5%   17.8%   24.2%

Nine months ended June 30, 2000 and 1999

Revenue -- Revenue increased 196.1% to $69.1 million in the nine months ended June 30, 2000 from $23.3 million in the nine months ended June 30, 1999. This increase was due substantially to an increase in demand from our existing customers and, to a lesser extent, to an increase in the percentage of our revenue represented by newer products with higher average selling prices, such as our OC-3, OC-12 and OC-48 transceiver products. Sales of our products for metropolitan area networks increased to 82.0% of revenue for the nine months ended June 30, 2000 from 58.0% of revenue for the nine months ended June 30, 1999. We do not expect that our rate of year-to-year growth in revenue will be sustainable in future periods, as the average selling prices for existing products may decline in response to product introductions by competitors or us, or other factors, including pressure from significant customers for price concessions. We believe that the increase in customer demand for our products in recent years reflects increased demand for components due to growth in the deployment of fiber optic networks worldwide.

Cost of Revenue -- Cost of revenue increased 147.2% to $34.6 million in the nine months ended June 30, 2000 from $14.0 million in the nine months ended June 30, 1999. Gross margin increased to 49.9% from 40.0% during this period. The increase in gross margin was due to the following three factors: a decrease in labor costs as a percentage of revenue to 2.2% from 3.5% due to higher productivity in our new facility, lower component costs as a percentage of revenue to 40.4% from 46.7% due to higher volume purchases and a decrease in overhead as a percentage of revenue to 7.5% from 9.8%. Provisions for obsolete inventory increased 58.1% to $605,000 from $383,000 during this period as we increased inventory to maintain a supply of components. We do not expect to maintain current gross margins in future periods as the average selling prices for existing products are expected to decline in response to product introductions by competitors and pressure from significant customers for price concessions.

Research and Development -- Research and development expenses increased 112.9% to $1.7 million in the nine months ended June 30, 2000 from $778,000 in the nine months ended June 30, 1999. This increase was primarily due to increased recruiting and hiring of engineering personnel, including expenses related to employee benefits and bonuses. We also incurred development costs of $84,000 paid to Furukawa for the

-------------------------------------------------------------------------------

Management's discussion and analysis of financial condition and results of operations

-------------------------------------------------------------------------------

automation of our product testing procedure. Research and development as a percentage of revenue decreased to 2.4% from 3.3% over this period because of a significant growth in revenue. We expect research and development expense to increase significantly as a percentage of revenue as we expand our research and development efforts.

Sales and Marketing -- Sales and marketing expenses increased 103.9% to $2.0 million in the nine months ended June 30, 2000 from $971,000 in the nine months ended June 30, 1999. This increase was due to increased employee benefits and bonuses, including commissions paid to independent manufacturers' representatives as a result of an increase in the sales of our high-performance subsystems and modules and the addition of a sales office in Franklin, Massachusetts. Sales and marketing expenses as a percentage of revenue decreased to 2.9% from 4.2% over this period because of a significant growth in revenue. We expect that sales and marketing expenses will increase as a percentage of revenue as we expand our sales and marketing efforts.

General and Administrative -- General and administrative expenses increased 325.4% to $2.8 million in the nine months ended June 30, 2000 from $654,000 in the nine months ended June 30, 1999. This increase was the result of an increase in employee benefits and bonuses to $836,000 from $180,000, an increase in legal and other professional fees to $313,000 from $48,000 and an increase in reserves to provide for uncollectible receivables to $1.1 million from $184,000 during this period. Although we intend to control these costs, we expect the dollar level of these costs to increase as a result of increased legal fees, accounting costs and other costs associated with being a public company.

Income Taxes -- The provision for income taxes increased 296.1% to $11.5 million in the nine months ended June 30, 2000, based on an effective tax rate of 40.8%, from $2.9 million in the nine months ended June 30, 1999, based on an effective tax rate of 41.1%.

Fiscal Years Ended September 30, 1999 and 1998

Revenue -- Revenue increased 83.7% to $36.0 million in the fiscal year ended September 30, 1999 from $19.6 million in the fiscal year ended September 30, 1998. This $16.4 million increase was primarily due to an increase in demand from our existing customers and an increase in overall sales of our transceiver products, which carry a higher average selling price, from $10.9 million to $25.2 million during this period. We believe that the increase in customer demand for our products in recent years reflects increased demand for components due to growth in the deployment of fiber optic networks worldwide.

Cost of Revenue -- Cost of revenue increased 88.2% to $20.9 million in the fiscal year ended September 30, 1999 from $11.1 million in the fiscal year ended September 30, 1998 and gross margin decreased to 42.1% from 43.5% during this period due to an increase in the price of components.

Research and Development -- Research and development expenses increased 45.6% to $1.1 million in the fiscal year ended September 30, 1999 from $779,000 in the fiscal year ended September 30, 1998. This increase was due to an increase in the number of personnel, supplies, and equipment dedicated to research and development. Research and development as a percentage of revenue decreased due to a significant growth in revenue.

Sales and Marketing -- Sales and marketing expenses increased 36.5% to $1.4 million in the fiscal year ended September 30, 1999 from $999,000 in the fiscal year ended September 30, 1998. We increased the number of our sales and marketing personnel and commissions paid to independent manufacturers' representatives over this period as a result of an increase in the level of our sales. Sales and marketing expenses as a percentage of revenue decreased because revenue growth has increased significantly.

-------------------------------------------------------------------------------

Management's discussion and analysis of financial condition and results of operations

-------------------------------------------------------------------------------


General and Administrative -- General and administrative expenses increased 49.6% to $1.1 million in the fiscal year ended September 30, 1999 from $712,000 in the fiscal year ended September 30, 1998. This increase was primarily the result of an increase in consulting and accounting fees and a $245,000 increase in the provision for uncollectible receivables.

Income Taxes -- The provision for income taxes increased 88.3% to $4.7 million in the fiscal year ended September 30, 1999 from $2.5 million in the fiscal year ended September 30, 1998, based on effective tax rates of 40.0% and 40.4% during those periods.

Fiscal Years Ended September 30, 1998 and 1997

Revenue -- Revenue increased 93.8% to $19.6 million in the fiscal year ended September 30, 1998 from $10.1 million in the fiscal year ended September 30, 1997. This $9.5 million increase was primarily due to an increase in demand from our existing customers and an increase in overall sales of our transceiver products, which carry a higher average selling price, from $2.2 million to $10.9 million during this period. We believe that the increase in customer demand for our products in recent years reflects increased demand for components due to growth in the deployment of fiber optic networks worldwide.

Cost of Revenue -- Cost of revenue increased 91.2% to $11.1 million in the fiscal year ended September 30, 1998 from $5.7 million in the fiscal year ended September 30, 1997. This increase was primarily due to an increase in costs related to the sales of our transceiver and SONET transmitter and receiver modules.

Research and Development -- Research and development expenses increased 67.5% to $779,000 in the fiscal year ended September 30, 1998 from $465,000 in the fiscal year ended September 30, 1997. This increase was primarily due to an increase in the number of personnel and purchases of supplies dedicated to research and development. Research and development as a percentage of revenue decreased due to significant growth in revenue.

Sales and Marketing -- Sales and marketing expenses increased 77.4% to $1.0 million in the fiscal year ended September 30, 1998 from $563,000 in the fiscal year ended September 30, 1997. This increase was due to an increase in the number of sales and marketing personnel, travel costs and commissions paid to independent manufacturers' representatives. Sales and marketing expenses as a percentage of revenue decreased due to a significant growth in revenue.

General and Administrative -- General and administrative expenses increased 93.0% to $712,000 in the fiscal year ended September 30, 1998 from $369,000 in the fiscal year ended September 30, 1997. This increase was primarily the result of an increase in professional fees.

Income Taxes -- The provision for income taxes increased 106.8% to $2.5 million in the fiscal year ended September 30, 1998 from $1.2 million in the fiscal year ended September 30, 1997, based on effective tax rates of 40.4% and 40.3% during those periods.

-------------------------------------------------------------------------------

Management's discussion and analysis of financial condition and results of operations

-------------------------------------------------------------------------------


Quarterly Results

The following table sets forth some of our selected financial information for our seven most recent fiscal quarters. In the opinion of our management, this unaudited financial information has been prepared on the same basis as the audited financial information, and includes all adjustments, consisting only of normal recurring adjustments, necessary to present this information fairly when read in conjunction with our financial statements and the related notes contained elsewhere in this prospectus. These operating results are not necessarily indicative of results of any future period.

                                             Three month periods ended
                          -------------------------------------------------------------------
                          Dec. 31,  Mar. 31,  Jun. 30,  Sept. 30, Dec. 31,  Mar. 31,  Jun. 30,
                              1998      1999      1999       1999     1999      2000      2000
                                       (In thousands, except per share data)
----------------------------------------------------------------------------------------------
Income statement data:
Revenue.................  $ 6,474   $ 7,244   $ 9,607    $12,711  $14,785   $25,279   $28,997
Cost of revenue.........    3,829     4,549     5,613      6,869    7,911    12,958    13,715
                          -------   -------   -------    -------  -------   -------   -------
Gross profit............    2,645     2,695     3,994      5,842    6,874    12,321    15,282
Operating expenses:
 Research and
  development...........      227       270       281        356      406       516       734
 Sales and marketing....      312       302       357        393      510       685       785
 General and
  administrative........      189       220       245        411      471       919     1,392
                          -------   -------   -------    -------  -------   -------   -------
 Total operating
  expenses..............      728       792       883      1,160    1,387     2,120     2,911
Income from operations..    1,917     1,903     3,111      4,682    5,487    10,201    12,371
Other income (expenses),
 net....................       36        43        43         (6)      19        35        83
                          -------   -------   -------    -------  -------   -------   -------
Income before income
 taxes..................    1,953     1,946     3,154      4,676    5,506    10,236    12,454
Income taxes............      804       799     1,298      1,792    2,244     4,171     5,075
                          -------   -------   -------    -------  -------   -------   -------
Net income..............  $ 1,149   $ 1,147   $ 1,856    $ 2,884  $ 3,262   $ 6,065   $ 7,379
                          =======   =======   =======    =======  =======   =======   =======
Earnings per share:
 Basic..................  $  0.04   $  0.04   $  0.07    $  0.11  $  0.12   $  0.22   $  0.27
 Diluted................  $  0.01   $  0.01   $  0.02    $  0.03  $  0.03   $  0.06   $  0.07
Shares outstanding:
 Basic..................   27,321    27,321    27,348     27,401   27,401    27,401    27,515
 Diluted................  101,107   101,107   101,207    101,107  103,022   103,022   103,864
As a percentage of
 revenue:
Revenue.................    100.0%    100.0%    100.0%     100.0%   100.0%    100.0%    100.0%
Cost of revenue.........     59.1      62.8      58.4       54.0     53.5      51.3      47.3
                          -------   -------   -------    -------  -------   -------   -------
Gross profit............     40.9      37.2      41.6       46.0     46.5      48.7      52.7
Operating expenses:
 Research and
  development...........      3.5       3.7       2.9        2.8      2.7       2.0       2.5
 Sales and marketing....      4.8       4.2       3.7        3.1      3.4       2.7       2.7
 General and
  administrative........      2.9       3.0       2.6        3.2      3.2       3.6       4.8
                          -------   -------   -------    -------  -------   -------   -------
 Total operating
  expenses..............     11.2      10.9       9.2        9.1      9.3       8.3      10.0
Income from operations..     29.7      26.3      32.4       36.9     37.2      40.4      42.7
Other income, net.......      0.6       0.6       0.4         --      0.1       0.1       0.3
                          -------   -------   -------    -------  -------   -------   -------
Income before income
 taxes..................     30.3      26.9      32.8       36.9     37.3      40.5      43.0
Income taxes............     12.4      11.0      13.5       14.1     15.2      16.5      17.5
                          -------   -------   -------    -------  -------   -------   -------
Net income..............     17.9%     15.9%     19.3%      22.8%    22.1%     24.0%     25.5%
                          =======   =======   =======    =======  =======   =======   =======

-------------------------------------------------------------------------------

Management's discussion and analysis of financial condition and results of operations

-------------------------------------------------------------------------------


These quarterly operating results reflect substantial revenue growth, particularly in the quarter ended March 31, 2000 as compared with the quarter ended December 31, 1999. Revenue increased 71.0% in the quarter ended March 31, 2000 from the previous quarter due to a large number of sales of our newer products with higher average selling prices to a major customer and our increased manufacturing capacity due to our relocation into our Chatsworth, California facility in November 1999. We do not consider this rate of revenue growth to be sustainable in future periods as the average selling prices for existing products may decline in response to product introductions by competitors or us, or other factors, including pressure from significant customers for price concessions. Our quarterly operating results also reflect an increase in our gross margin to 52.7% of revenue in the quarter ended June 30, 2000. We do not expect our future gross margins to exceed the margins that we have achieved in the quarters ended September 30, 1999, December 31, 1999 and March 31, 2000.

Research and development expenses reflected in our quarterly operating results range between 2.0% and 3.7% of revenue. We intend to expand our research and development capabilities to develop new products. As a result, we expect that our research and development expenses will increase in absolute dollar amounts and as a percentage of revenue. Sales and marketing expenses ranged between 2.7% and 4.8% over the quarterly periods ended September 30, 1999, December 31, 1999 and March 31, 2000. Because of our plans to expand our sales and marketing operations, including the addition of two sales offices, we expect our sales and marketing expenses to increase in future periods.

Our historical operating results have varied significantly, and our future quarterly operating results are likely to continue to vary significantly from period-to-period. We believe that period-to-period comparisons of operating results should not be relied upon as an indicator of our future performance. Some of the factors which could cause our operating results to vary include fluctuations in the demand for and sales of our products, the timing of customer orders, the cancellation of existing orders, competitive factors such as introductions of new products, our ability to develop, introduce and manufacture new products in a timely manner, our ability to control expenses, the availability of components for our products, the mix of our products sold, changes in industry standards and general economic conditions in the communications and related industries.

The following table sets forth revenue attributable to each of our product groups as a percentage of revenue for the periods presented.

                                            Fiscal year ended     Nine months
                                              September 30       ended June 30
                                            -------------------  --------------
                                             1997   1998   1999    1999    2000
--------------------------------------------------------------------------------
Receivers..................................  38.9%  21.5%  16.4%   17.7%   14.9%
Transceivers...............................  21.9   55.4   70.0    67.8    73.0
Transmitters...............................  26.2   15.9   11.5    11.9    10.2
Other......................................  13.0    7.2    2.1     2.6     1.9
                                            -----  -----  -----  ------  ------
Revenue ................................... 100.0% 100.0% 100.0%  100.0%  100.0%
                                            =====  =====  =====  ======  ======

We believe the increase in the percentage of sales attributable to our transceiver products during the periods reflected in the table above reflects an overall increase in customer demand for products designed with higher levels of integration, such as transceivers.

Liquidity and Capital Resources

As of June 30, 2000, our primary source of liquidity was our cash and cash equivalents balance of $2.8 million. Our unused revolving line of credit totaling approximately $1.0 million provided an additional

-------------------------------------------------------------------------------

Management's discussion and analysis of financial condition and results of operations

-------------------------------------------------------------------------------

source of liquidity. Since inception, we have financed our operations primarily with cash generated from operations. Additional financing has been generated through one private placement of preferred stock, lines of credit and term loans. As of June 30, 2000, our working capital was $27.0 million with a current ratio of 2.84. As of June 30, 1999, our working capital was $12.0 million with a current ratio of 2.46. Because of our low debt balances, we believe that additional cash could be borrowed if necessary; however, cash flow from operations, cash and equivalents and existing loan facilities are expected to be sufficient to fund operations for the next 12 months.

As of June 30, 2000, we had a $2.9 million balance outstanding under our term loan and no balance outstanding under our $1.0 million revolving line of credit. The term loan and the revolving credit facility bear interest on amounts outstanding at various time intervals and the market rates based on our election at a per annum rate equal to either (a) the prime rate or (b) LIBOR plus 1.8%. The term loan matures July 2006, and the proceeds of the term loan were used to purchase our primary corporate and manufacturing facility in Chatsworth, California. The revolving credit facility can be used to fund working capital requirements.

The term loan and our revolving credit facility contain customary covenants, including covenants limiting indebtedness and the disposition of assets. To secure our payment and performance obligations under the term loan we have pledged all of our assets as collateral. The term loan and the revolving credit facility also require that we comply with financial covenants, which require us to maintain our tangible net worth, cash position and revenue at specified levels. Our need to comply with these covenants does not materially affect the operation of our business.

We have current plans to make capital expenditures totaling $1.6 million, primarily to purchase additional production equipment to continue our manufacturing capacity expansion.

During the nine months ended June 30, 2000 and June 30, 1999, we generated cash flow from operations of $6.6 million and $1.5 million, respectively. The increase in cash generated by operating activities during this period was caused by increased revenue, partially offset by increases in inventory. For the years ended September 30, 1999, 1998 and 1997, we generated net cash flow from operations of $2.2 million, $1.3 million and $1.8 million, respectively. The increase in cash generated by operations between the years ended September 30, 1999 and 1998 was caused by increased revenue, partially offset by increased expenditures for parts. The decrease in cash flow from operations between the years ended September 30, 1998 and 1997 was caused by increases in inventory and additional operating expenses.

During the nine months ended June 30, 2000 and June 30, 1999, cash used in investing activities was $6.0 million and $700,000, respectively. Cash used in investing activities was $4.9 million for the fiscal year ended September 30, 1999, $1.1 million for the fiscal year ended September 30, 1998 and $120,000 for the fiscal year ended September 30, 1997, respectively. The majority of cash used in investing activities was for capital expenditures for the purchase of property, plant and equipment to expand and automate our manufacturing capacity. In July 1999, we paid approximately $4.5 million for the purchase of our Chatsworth, California facility.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We are currently exposed to interest rate risk on our existing term loan and revolving credit facility. Our variable rate debt consists of term loan borrowing of $2.9 million. To date we have not utilized our floating rate debt under the revolving credit facility.

If interest rates were to increase or decrease 1%, the result would be an annual increase or decrease of interest expense of approximately $29,000. However, due to the uncertainty of the actions that would be taken and their possible effects, this analysis assumes no such action. Further, this analysis does not consider the effect of the change in the level of overall economic activity that could exist in such an environment.

-------------------------------------------------------------------------------

Management's discussion and analysis of financial condition and results of operations

-------------------------------------------------------------------------------


Sales to foreign customers are denominated in U.S. dollars and as such we have no foreign currency fluctuation risk.

INFLATION

Inflation has not had a material adverse effect on our results of operations, however, our results of operations may be materially and adversely affected by inflation in the future.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statements of financial position and measure those instruments at fair value. In addition, SFAS No. 133 permits hedge accounting when certain conditions are met. SFAS No. 133, as amended by SFAS No. 137 and No. 138, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. We believe that SFAS No. 133 will not have a significant impact on our financial statements.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, which summarizes views of the Commission staff in applying accounting principles generally accepted in the United States to revenue recognition in financial statements. We believe that our current revenue recognition principles comply with this bulletin.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------


Business

We design, manufacture and sell a comprehensive line of high performance, highly reliable fiber optic subsystems and modules for the metropolitan area and high-speed premises markets. Subsystems and modules are preassembled components that are used to build network equipment. Our subsystems and modules are integrated into systems which address the bandwidth limitations in metropolitan area networks and high-speed premises networks. Metropolitan area networks are communication networks in cities and urban areas that connect telephone exchanges, Internet service providers, businesses and consumers. High-speed premises networks are communication networks that connect buildings within a business or campus setting. Our subsystems and modules include optical transmitters, receivers, transceivers and transponders that convert electronic signals into optical signals and back to electronic signals, enabling high-speed communication of voice and data traffic over public and private fiber optic networks. Our products support a wide range of network applications, transmission speeds, distances and standards, including international transmission standards.

Founded in October 1991, we have established a track record of delivering a comprehensive line of high performance, cost-effective solutions to our customers supported by volume production capabilities. We believe that our close working relationship with leading fiber optic communication equipment manufacturers allows us to quickly design and build advanced fiber optic subsystems and modules, enabling our customers to focus on their core competencies in designing and building overall systems. Our customers include communication equipment manufacturers, such as 3Com, ADC Telecommunications, Alcatel, Chromatis Networks, CIENA, Cisco Systems, ECI Telecom, Lucent Technologies, Marconi Communications and Nortel Networks, some of whom purchase through contract manufacturers such as ACT Manufacturing, Flextronics, Jabil Circuits and Solectron.

INDUSTRY BACKGROUND

Increased network traffic
During the past several years, the amount of voice and data transmitted over communication networks has increased significantly. This growth is primarily attributed to the rapid growth and popularity of data intensive applications, such as Internet access, real-time data backup, e-mail, video conferencing, multimedia file transfers and the movement of large blocks of stored data across networks. To meet this demand, communication service providers have upgraded their communication networks to expand capacity, which greatly reduced transmission costs per bit. This cost reduction has, in turn, further increased the demand for and usage of communication networks. This cycle, increased demand fueling increased capacity at reduced costs and increasing demand further, has enabled the prolonged dramatic growth in voice and data traffic across networks. Data traffic growth is expected to continue to grow at a dramatic rate. According to Ryan, Hankin & Kent, a leading market research and consulting firm, Internet traffic capacity in North America is estimated to grow between 2000 and 2003 at an average annual growth rate of 160%.

Evolution of network infrastructure
Communication networks were originally designed to handle voice traffic. The infrastructure of existing prior generation, or legacy, networks consists of copper cabling along which voice communications are transmitted in the form of electronic signals. While copper cabling is generally a reliable transmission medium, its ability to transmit large volumes of data at high speed is limited, and it is prone to electromagnetic interference, or EMI, from nearby electronic equipment and other sources. EMI interferes with the transmission of a signal and degrades signal quality.

-------------------------------------------------------------------------------

Business

-------------------------------------------------------------------------------


To overcome the limitations of the legacy copper cable infrastructure and meet increasing demand for high capacity and high-speed voice and data transmission, communication service providers have adopted fiber optic technology in their networks. Fiber optic technology involves the transmission of data in optical fiber via digital pulses of light, which allows for greater bandwidth over longer distances than copper cable and higher quality transmissions that are not subject to EMI.

Widespread deployment of fiber optic technology initially occurred in the long-haul network. Long-haul networks connect the communications networks of metropolitan areas around the world and facilitate the transport of large amounts of voice and data traffic over long distances, up to thousands of miles. Companies designing equipment for this segment have typically focused on providing as much bandwidth as possible between any two locations. The long-haul market was the first to face increasing network congestion as data, aggregated from expanding metropolitan area and local area networks, began to overload long-haul networks. Long-haul network managers, focused on maintaining network performance, were the first to adopt advanced subsystems and modules to increase the capacity of existing fiber. Long-haul network managers have typically been concerned more about network performance than transmission equipment cost. That is because the cost of increasing the capacity of long-haul networks through adding fiber is expensive relative to upgrading the transmission equipment to higher data transmission rates.

The build-out of optical long-haul networks through the adoption of advanced subsystems and modules to increase capacity represents an important step in improving network infrastructure to support increased demand for new services and greater traffic volumes. While optical fiber continues to be deployed, and its transmission capacity expanded in long-haul networks, fiber optic technologies are increasingly being adopted to support high data-rate connections to connect end-users to the long-haul networks. These high data-rate connections consist of three segments: metro core, metro access and premises.

-------------------------------------------------------------------------------

--------------------------------------------------------------------------------


The following diagram illustrates how communications are transmitted through the customer premises, metropolitan area and long-haul communication network market segments of a fiber optic network and the technologies that connect these segments. A description of each segment is provided below.

Communication Network Market Segments

  [DESCRIPTION OF DRAWING: Drawing is captioned "Communication Network Market Segments" and depicts the fiber optic communication network market segments in three panels. The left panel is entitled "Customer Premise", the center panel is entitled "Metropolitan" and the right panel is entitled "Long-Haul." The middle panel is divided into two subpanels, the left subpanel is entitled "Metro Access Network" and the right subpanel is entitled "Metro Core Network."
  In the left panel there are drawings of servers, routers, computers with the captions "SONET/SDH Digital Loop Carrier", "Cable Modem" and "xDSL" located underneath the drawings. These drawings are in turn connected by fiber optic lines to two drawings in the left center subpanel panel of fiber optic rings with drawings of transmitters, receivers and transceivers encircling the rings.
   In the center of a ring is captioned "SONET Ring." These rings are in turn connected by fiber optic lines to a larger fiber optic ring in the right center subpanel with drawings of transmitters, receivers and tranceivers encircling the ring. In the center of this larger ring is captioned "Digital Switch" and
  "SONET/DWDM Ring." The ring is in turn connected by a fiber optic line to a picture in the right panel of a router entitled "Long haul DWDM."]
-------
SONET/SDH Digital loop carriers combine and transmit signals received from multiple telephone lines along a single optical fiber to the telephone exchange. The digital loop carrier removes the need to link every telephone line to the telephone exchange.

xDSL refers to different types of digital subscriber lines. Digital subscriber lines allow existing voice telephone lines connected to homes and businesses to transmit high speed data - typically providing 20 to 50 times the data rates of "standard" computer modems.

SONET Rings are rings of optical fiber that transmit data according to the Synchronous Optical NETwork Standard. This standard defines all aspects of data transmission and is widely used in the telephone and data industries to transmit over metropolitan networks.

DWDM refers to dense wavelength division multiplexing which allows multiple signals to be sent along the same optical fiber by using different colors of light for each signal.

Digital switches forward network traffic to designated receivers.

--------------------------------------------------------------------------------

Business

-------------------------------------------------------------------------------


Metropolitan area networks

 .Metro core networks -- Metro core networks are the distribution points between long-haul networks and metro access networks. In a typical system, a long-haul network connects to a city-wide metropolitan area network through which long-haul data is aggregated by network managers, such as Internet service providers, and distributed to local users via an access network. Metro core networks enable enterprises and communication providers to interconnect network systems over areas from as small as a city block or corporate campus to a wider geographic area. Metro core networks are one of the fastest growing sectors in the fiber optics industry. According to Ryan, Hankin & Kent, the demand for wavelength division multiplexing, or WDM, and SONET standard transmission transceivers and transponders in metro core networks in North America is expected to grow between 2000 and 2003 at an average annual growth rate of 51%.

 .Metro access networks -- Metro access networks connect business and residential end-users to metro core networks. These end-users have increasingly demanded high-speed connections to take advantage of new data-intensive computer and multimedia applications and to keep up with higher speed local area networks that feed into access networks. Access networks traditionally have used relatively slow copper cable based connections. A number of high-speed transmission technologies have been developed to improve the speed of access networks, including digital technologies such as digital subscriber line, or DSL, integrated services digital network, or ISDN, and cable modem technologies. DSL and ISDN technologies utilize the legacy copper-based infrastructure to provide users with increased bandwidth at low cost. Cable modems, which connect computers to local cable TV lines, also provide users with access to high bandwidth at low cost. As these high data rates and new services become more widely available to end-users, legacy copper cable connections are expected to become increasingly insufficient to meet demand. Consequently, communication service providers are beginning to deploy fiber optic cable directly to end-users or to neighborhood distribution points, enabling the business or residential end-user to obtain a wide range of current and future services.

Premises networks
Premises networks consist of local area networks and storage area networks. Local area networks connect users within a building or groups of buildings. Storage area networks connect computers and data storage sites within buildings or groups of buildings. Premises networks were originally developed as copper cable networks using standards such as Ethernet and Fast Ethernet. As performance requirements increased, these networks have been upgraded to multimode fiber, an early generation fiber optic technology. As the performance required of these networks increases further, they are being upgraded to even higher performing single mode fiber optics supporting high-speed networking standards such as Fibre Channel, Gigabit Ethernet and 10 Gigabit Ethernet.

Market Opportunity
With the substantial and increasing volumes of voice and data being transmitted across long-haul and premises networks, metropolitan area networks are often the limiting factor in overall network performance. Premises networks are also increasingly requiring greater bandwidth and performance capabilities to address congestion caused by increased voice and data traffic and number of end-users. As a result, network managers are increasingly upgrading their premises networks to higher speeds using optical transmission technologies and high-speed networking standards such as Gigabit Ethernet and Fibre Channel. Ryan, Hankin & Kent estimates that the market for fiber optic components was approximately $6.6 billion in 1999 and is expected to grow to over $22.5 billion by 2003.

As demand for bandwidth grows, communication service providers are demanding increasingly sophisticated systems for metropolitan area networks and high-speed premises networks. These systems must meet the

-------------------------------------------------------------------------------

Business

-------------------------------------------------------------------------------

unique requirements of the metropolitan area networks and high-speed premises networks, such as cost-effectiveness and reliability in harsh environmental conditions. Historically, metropolitan area network infrastructure has been supplied by large vertically integrated fiber optic communication equipment manufacturers, which manufactured their own fiber optic components such as lasers and photodiodes. The demand for new fiber optic networks has led to the expansion of production by existing fiber optic communication equipment manufacturers, as well as the creation of new companies offering cost-effective fiber optic systems, such as Alidian Networks, Cerent, Chromatis Networks and Sycamore Networks. These new companies are typically not vertically integrated and do not employ system design teams to create mixed analog/digital circuits required for laser and photodiode interfaces.

The market demands on fiber optic communication equipment manufacturers to produce networking systems for metropolitan area and high-speed premises networks have given rise to a number of significant technical challenges, including the following:

 .Providing solutions which balance performance and cost. The metropolitan market requires optical subsystems and modules which are designed specifically to meet the unique performance and cost requirements of this market. The highly engineered and expensive solutions provided by long-haul network equipment manufacturers are too expensive for the metropolitan area network, and we do not believe that their cost can be reduced easily.

 .Providing long distance operation is important in metropolitan area networks where interconnection distances can range from a few kilometers up to 80 kilometers. Systems that are unable to transmit over long distances require expensive repeaters to boost and regenerate signals.

 .Providing wide operating temperature range is particularly important in metropolitan area networks where equipment is located in remote locations with no environmental control. Products that operate from -40 degrees Celsius to 85 degrees Celsius are a necessity in this market. This is in contrast to the long-haul network and local area networks where equipment is sited within temperature controlled buildings.

 .Delivering products that address the demand for increasingly smaller packages to provide higher port density requires greater component miniaturization expertise.

 .Supporting a wide range of data-rates, transmission distance requirements, network standards, optical interfaces and packaging options requires that suppliers of fiber optic communication equipment manufacturers offer a broad range of products.

 .Producing increasingly integrated products requires a cross disciplinary expertise in optics, circuit design, packaging and microwave and radio frequency.

 .Responding to demands for shorter lead times requires manufacturers to design products and scale production more rapidly.

 .Producing systems to handle increasingly higher data-rates in compliance with Federal Communications Commission standards for EMI emissions requires advanced fiber optic subsystem and module design.

We believe that a significant opportunity exists for companies that design, manufacture and sell fiber optic subsystems and modules that meet the unique challenges of the fiber optic metropolitan area and high-speed premises networks market.

-------------------------------------------------------------------------------

Business

-------------------------------------------------------------------------------


OUR SOLUTION

We design, manufacture and sell a comprehensive line of high performance, reliable fiber optic subsystems and modules that are used in fiber optic transmission systems. Our subsystems and modules are integrated into systems which address the bandwidth limitations in metropolitan area networks and high-speed premises networks. We provide fiber optic communication equipment manufacturers with high performance, reliable, integrated subsystems and modules with superior price and performance characteristics, allowing fiber optic communication equipment manufacturers to focus on their core competency of designing and building overall systems. Because our competitors specialize in the long-haul markets, we believe their product offerings are limited to higher priced, high performance products or similarly priced products which are unable to match our product performance. We are able to offer products with both superior price and performance characteristics because our products are designed for the specific requirements of the metropolitan market.

We provide our customers with the following key benefits:

 .High-performance, high reliability, cost-effective products -- Our portfolio of high performance subsystems and modules enables fiber optic metropolitan area networks and high-speed premises networks to operate at high data transmission rates, transmit signals over a variety of distances up to 80 km and operate in wide temperature ranges of between -40 degrees Celsius to 85 degrees Celsius. Our products are engineered using advanced packaging technologies, which we believe allows us to deliver some of the industry's lowest radiated electromagnetic interference, or EMI, solutions. Our products are qualified under requirements established by Telecordia (Bellcore), an engineering and administrative services consortium that establishes industry standards and specifications for the telecommunications, wireless and fiber optic industries. The Telecordia requirements relate to the environmental, electrical and optical testing for fiber optic transmitters and receivers, to ensure that they offer the high reliability required for critical applications. We believe we are able to offer cost effective solutions because our products are engineered to meet the specific distance, temperature and other performance requirements of the metropolitan area market.

 .Comprehensive product line -- Our comprehensive fiber optic product line provides fiber optic communication equipment manufacturers with a broad range of solutions for metropolitan area and high-speed premises networks. Our subsystems and modules are available with all the common fiber optic interfaces, and are available in a wide variety of package styles. They support a wide range of data rates, standards, wavelengths and transmission distances.

 .Innovative design capabilities -- We believe that our expertise in high-speed electronic circuit design and packaging of fiber optic devices, enhanced by our close working relationships with customers, enables us to provide innovative subsystems and modules for the metropolitan area and high-speed premises networks. Our engineers work closely with Furukawa and other suppliers to combine advanced semiconductor lasers and custom fiber optic packaging techniques. We also have expertise in designing the complex transmitter circuitry that converts a digital logic signal into the proper signal for the laser or light emitting diode. We design and manufacture our own fiber optic receiver subassemblies using our proprietary automated processes. As a result of our fiber optic device design expertise and our close customer relationships, we are able to quickly adapt our products to respond to new standards and our customers' requirements for subsystems and modules.

 .Reduced time to market -- Our subsystems and modules allow fiber optic communication equipment manufacturers to design and assemble fiber optic interfaces as easily as standard electronic components by eliminating the need for complex setup of individual lasers or receivers. By designing our products closely with our customers, our product designs allow our customers to shorten their design cycle times which allows them to develop and bring new products to market quickly.

-------------------------------------------------------------------------------

Business

-------------------------------------------------------------------------------


 .Scalable manufacturing capabilities -- Our broad portfolio of products use modular designs which enable us to rapidly configure and manufacture subsystems and modules to meet each customers specifications and to rapidly scale our production to deliver these products in volume. We can easily customize our products for example by implementing different electrical connections, or pin configurations, voltages and package sizes as requested by our customers, without impairing the functionality of our products.

OUR STRATEGY

Our objective is to be the global leader in the design, development and manufacture of subsystems and modules for fiber optic network equipment for the metropolitan area networks and high-speed premises networks. Key elements of our strategy include the following:

 .Further expand our position in the metropolitan area and high-speed premises network markets -- We believe we have established a favorable position in the metropolitan area and high-speed premises network markets by identifying and focusing on subsystems and modules for these markets. We believe that we have a combination of comprehensive product offerings, management and design expertise, market understanding and manufacturing capabilities that provide a competitive advantage in these markets. We believe that our comprehensive portfolio of over 500 products provides enhanced performance capabilities in terms of distance, speed, packaging and environmental durability. Furthermore, we intend to expand our product line to provide higher performance and higher integration for next generation fiber optic metropolitan area and high-speed premises networks. We plan to continue to focus on these markets and leverage our advantages to increase our market share, enhance our reputation among our customers and further develop innovative technology.

 .Strengthen and expand customer relationships -- We have established strong customer relationships with key fiber optic communication equipment manufacturers, including 3Com, ADC Telecommunications, Alcatel, Chromatis Networks, CIENA, Cisco Systems, ECI Telecom, Lucent Technologies, Marconi Communications and Nortel Networks, and contract manufacturers such as ACT Manufacturing, Inc., Flextronics, Jabil Circuits and Solectron. We intend to strengthen our current customer relationships and establish relationships with new customers by delivering a high level of service and technical support, thereby, further building our reputation for high quality products and service. We also expect to enhance our commercial and technical support for our customers in Europe and Israel by expanding our recently opened office in England.

 .Increase our research and development efforts -- We believe that our ability to increase our research and development efforts is a critical factor to our future. In this regard, we intend to recruit and hire additional sources of technical expertise through increased research and development contracts with Furukawa and other third parties, and acquire complimentary technologies. In addition, we are working closely with our customers to anticipate the future needs of the metropolitan area and high-speed premises markets by developing products to support technologies such as wavelength division multiplexing, or WDM, which allows multiple signals to be sent along the same optical fiber by using different colors of light for each signal and 10 Gb/s networking, the latest standard for high-speed networking, as these are introduced in our target markets.

 .Expand manufacturing and increase automation -- We intend to continue to invest in our manufacturing capabilities by expanding our current manufacturing facilities, opening new facilities and increasing our use of automated assembly and testing. We believe our current modular products allow us to expand our manufacturing facilities efficiently, both in terms of cost and time.

-------------------------------------------------------------------------------

Business

-------------------------------------------------------------------------------


 .Expand our sales and marketing effort -- We plan to expand our sales and marketing efforts and increase our international operations by:

    . expanding our internal sales force, which will include customer representatives and a technical sales force;

    . opening sales offices in North American cities with a growing fiber optic metropolitan area networks market such as San Jose, California and Ottawa, Canada, in addition to our existing sales offices in Franklin, Massachusetts and Richardson, Texas;

    . expanding our facility in England to provide increased commercial and technical support to our customers in Europe and Israel and to establish a local design center;

    . further expanding our network of distributors and sales representatives in key international and domestic markets; and

    . making significant investments in advertising and marketing programs that we believe will enhance our status with our customers and further develop our brand-name recognition.

 .Continue to leverage our relationship with Furukawa -- We intend to continue to leverage our strategic relationship with Furukawa. In this regard we plan to continue to:

    . collaborate from time to time in automating key manufacturing and testing processes; and

    . use Furukawa as a primary supplier of packaged lasers and photodiodes, and highlight their reputation for high performance and quality to our customers.

 .Explore strategic acquisitions -- We intend to pursue selective acquisitions to strengthen our position in our markets, enhance our technology base, increase our production capacity and expand our geographic presence. We intend to seek and acquire companies with synergistic or complementary technologies, manufacturing capabilities, sales channels and product offerings. We currently have no commitments or agreements and are not involved in any negotiations with respect to any such transactions.

PRODUCTS

We offer a comprehensive line of high-performance fiber optic subsystems and modules, including fiber optic transmitters, receivers, transceivers and transponders, primarily for use in metropolitan area networks and high-speed premises networks. Fiber optic subsystems and modules are preassembled components that are used to build network equipment. Our products convert electronic signals into optical signals and back into electronic signals, thereby facilitating the transmission of information over fiber optic communication networks. Our fiber optic products integrate advanced optical devices with mixed analog/digital integrated circuits. These circuits allow continuously varying signals and digital data to be designed in the same circuit rather than separate circuits. Our products provide subsystem/module functionality over a wide variety of connectivity speeds, distances, standards and operating temperature ranges. We were one of the first companies to offer products with wide temperature range and long reach versions of new standards such as our 1x9 pin configuration transceiver, a transceiver that has one row of nine metallic pins that provide the products' electrical connection, and small form factor LC, a transceiver that conforms to industry standard specifications. In addition, we have incorporated laser-based, single mode technology into many of our products. We are developing new products that will allow our customers to implement next-generation systems incorporating coarse wavelength division multiplexing, or CWDM, dense wavelength division multiplexing, or DWDM, and 10 Gbp/s transmission standards. Multiplexers are integrated circuits that combine signals from many inputs into a single output, and demultiplexers are integrated circuits that accomplish the reverse, or create many outputs from a single input. Wavelength division multiplexing is a technology which allows multiple signals to be sent along the same optical fiber by using different colors of light for each signal.

-------------------------------------------------------------------------------

Business

-------------------------------------------------------------------------------


Our products are engineered with varying levels of integration to suit our customers. The lowest level of integration involves separate transmitter and receiver modules, which provides our customers the greatest flexibility in product design by allowing them to place the transmitters and the receivers according to their design specifications. We believe our products' technical specifications meet or exceed industry standards for fiber optic subsystems and modules. Transceivers offer the next highest level of integration by placing both the transmitter and receiver in the same package with a dual fiber or connector interface. Transponders provide the highest level of integration by combining the functionality of a transceiver with the addition of multiplexer and demultiplexer circuits in the same package.

Current products
 .Transmitters -- Transmitters convert an electronic digital input signal into an optical output signal for transmission over a fiber optic network. We offer separate transmitter modules that provide our customers with the greatest flexibility in product design by allowing them to place the transmitters and the receivers according to their design specifications. We are starting to provide samples of our DWDM transmitters to key customers for initial testing.

The following table summarizes the capabilities of our optical transmitter products:

                                  Fiber                             Transmission
    Transmission Standard       type(/1/)  Transmission speed(Mb/s)     distance
--------------------------------------------------------------------------------
SONET/SDH..................... Single mode                       52   2km, 15km,
                                                                155   40km, 80km
                                                                622
                                                               1240
                                                               2488
Fast Ethernet................. Multi mode                   100/125   2km, 15km,
                               Single mode                            40km, 80km
Gigabit Ethernet.............. Single mode                     1250   5km, 10km,
                                                                      40km, 70km
Fibre Channel................. Single mode                     1062   5km, 10km,
                                                                      40km, 70km
DWDM.......................... Single mode                       52   2km, 15km,
                                                               2488   40km, 80km

-------
/1/Single.mode fiber has a smaller core, the area where light travels, and allows for higher speed and longer distance transmission than multi mode fiber. Multi mode fiber has a larger core, carries less bandwidth and is generally used over shorter distances and for lower speed transmissions than single mode fiber.

 .Receivers -- Receivers detect optical signals from a fiber optic network and convert them into an electronic signal in standard digital/logic format for further signal processing.

-------------------------------------------------------------------------------

Business

-------------------------------------------------------------------------------


The following table summarizes the capabilities of our optical receiver products:

                                                                    Transmission
Transmission Standard                                   Fiber type  speed (Mb/s)
--------------------------------------------------------------------------------
SONET/SDH.............................................. Multi mode            52
                                                        Single mode          155
                                                                             622
                                                                            1240
                                                                            2488
Fast Ethernet.......................................... Multi mode       100/125
                                                        Single mode
Gigabit Ethernet....................................... Single mode         1250
Fibre Channel.......................................... Single mode         1062
DWDM................................................... Single mode         2488

 .Transceivers -- Optical transceivers are products that contain both a transmitter and a receiver and serve as high data-rate interconnects between network devices, such as hubs, switches, servers and storage elements. Our optical transceivers are available in a wide variety of fiber optic interfaces, or form factors, and support a wide range of data-rates, standards, wavelengths, modes and transmission distances.

The following table summarizes the capabilities of our optical transceiver products:

                                                       Transmission Transmission
Transmission Standard                      Fiber type  speed (Mb/s)   distance
--------------------------------------------------------------------------------
SONET/SDH................................. Multi mode            52   2km, 15km,
                                           Single mode          155   40km, 80km
                                                                622
                                                               1240
                                                               2488

Fast Ethernet............................. Multi mode       100/125   2km, 15km,
                                           Single mode                40km, 80km

Gigabit Ethernet.......................... Multi mode          1250   5km, 10km,
                                           Single mode                40km, 70km

Fibre Channel............................. Multi mode          1062   5km, 10km,
                                           Single mode                40km, 70km

 .Transponders -- Our optical transponders combine the functionality of a transceiver with integrated circuits for electronic multiplexing and demultiplexing in the same package. We have provided samples of these products to customers for initial testing. Multiplexers are paired with transmitters and allow the system designer to combine multiple low-speed electronic data streams onto a single optical wavelength, while demultiplexers and receivers reverse this process. The transmitter portion of the transponder accepts sixteen 155 Mb/s electronic signals, multiplexes them together and provides at the output a single 2,488 Mb/s optical signal. The receiver portion of the transponder performs the reverse function, namely accepting a single optical signal and providing back sixteen 155 Mb/s electronic signals. The advantage of this product is the compact overall design that minimizes the equipment size and the low speed electronic interface that simplifies our customers printed circuit design. As equipment speeds increase, this type of product is

-------------------------------------------------------------------------------

Business

-------------------------------------------------------------------------------

 becoming widely used. Our transponder product line is currently being developed as a single channel product, conforming to SONET/SDH transmission standards.

                                                       Transmission Transmission
          Transmission Standard            Fiber type  speed (Mb/s)   distance
--------------------------------------------------------------------------------
SONET/SDH................................. Single mode         2488   2km, 15km,
                                                                      40km, 80km

Products under development
Our product development efforts have, and will continue to be, focused on developing new products and technologies to support increased transmission speeds, distances and capacities. We have been developing products to support future generations of fiber optic metropolitan area and high-speed premises networks by utilizing wavelength division multiplexing for further increases in capacity, and we have begun to provide samples of these products to customers for initial testing. We plan to introduce multi-channel optical transmitters, receivers and transceivers using both DWDM and CWDM technologies. These are being designed to allow the mixing of optical signals using different standards, such as SONET/SDH, asynchronous transfer mode, or ATM and Gigabit Ethernet, by utilizing different wavelengths. We also plan to introduce more integrated fiber optic subsystems and modules, such as optical transponders with DWDM capability, to further advance the product integration levels.

We believe that some of our competitors are developing similar products to those that we have under development. However, we do not believe that any one single competitor has all the same products under development as we do. We are currently developing products in all of these areas. However we may choose to prioritize or redirect our development to meet market demands. Therefore, it is not certain that we will introduce products for all of the categories listed above.

CUSTOMERS

We sell our products to fiber optic communication equipment manufacturers directly and through contract manufacturers who incorporate them into systems they assemble for fiber optic communication equipment manufacturers. Contract manufacturers assemble specific products for fiber optic communication equipment manufacturers. We define our customers as fiber optic communication equipment manufacturers who have purchased our products directly or ordered our products for incorporation into systems produced by contract manufacturers. Fiber optic communication equipment manufacturers make the purchasing decisions on substantially all of the products we sell through contract manufacturers. The following table lists each of our customers that accounted for over $500,000 of our revenue during the nine months ended June 30, 2000, including sales to their contract manufacturers:

                                    Customers
    --------------------------------------------------------------------------
              3Com                                           ECI Telecom
     ADC Telecommunications                                  JDS Uniphase
        Alidian Networks                                 Lucent Technologies
            Alcatel                                     Marconi Communications
       Chromatis Networks                                   Netcom Systems
             CIENA                                         Nortel Networks
         Cisco Systems                                        Seabridge

-------------------------------------------------------------------------------

Business

-------------------------------------------------------------------------------


A small number of customers have historically accounted for a significant portion of our total revenue. For the nine months ended June 30, 2000, our 10 largest customers accounted for 79.9% of our total revenue, with Cisco Systems and Alcatel (including sales to each of their contract manufacturers) accounting for 36.6% and 13.4% of our total revenue, respectively. No other customer accounted for more than 10.0% of our revenue during the nine months ended June 30, 2000. For the fiscal year ended September 30, 1999, our
10 largest customers accounted for 69.8% of our total revenue, with Cisco Systems, Alcatel and 3Com accounting for 21.6%, 9.6% and 10.4% of our total revenue, respectively. The percentage of revenue attributable to Cisco Systems during this period also includes our sales to two companies, Cerent and Monterey Networks, that were acquired by Cisco Systems in August 1999. We typically do not enter into long-term contracts with our customers.

A substantial portion of our sales to fiber optic communication equipment manufacturers are of products which are incorporated into systems produced by contract manufacturers, including ACT Manufacturing, Inc., Flextronics, Jabil Circuits and Solectron. For financial reporting purposes, we consider our customers to be contract manufacturers and fiber optic communications equipment manufacturers who place purchase orders with us or otherwise purchase our products directly. For the nine months ended June 30, 2000, revenue from our three largest direct sales customers, Flextronics, Alcatel and Solectron, accounted for 29.5%, 13.4% and 11.7%, respectively. One direct sales customer, Solectron, accounted for 10.8% of our total revenue in 1999 and 21.7% of our total revenue in 1998. One direct sales customers, Positron, accounted for 12.7% of our total revenue in 1997. See "Risk factors -- We derive a significant portion of our total revenue from a few significant customers, and our total revenue may decline significantly if any of these customers cancels, reduces or delays purchases of our products or extracts price concessions from us."

TECHNOLOGY

The development and manufacture of high-performance fiber optic subsystems and modules for metropolitan area networks and high-speed premises networks require diverse technical skills and expertise. We believe that our understanding of fundamental optical devices, their packaging and high speed circuit design allows us to extend the performance of low cost packaging and technology, which we originally designed for smaller local area networks, to provide the high-performance required for fiber optic metropolitan area networks and high-speed premises networks. We believe that our technological capabilities compare favorably to the capabilities of our competitors.

Key elements of our technological capabilities include:

 .Optical device technology -- We understand the performance requirements for optical devices in fiber optic systems. There is a wide range of optical source and detector technologies available, and these must be optimized for each application. We have design expertise with six different types of light sources used to send light along a fiber, and three different types of detector technologies. Each of these devices has performance characteristics which must be carefully chosen to meet specific system requirements.

 .Optical packaging/subassembly design -- We work closely with Furukawa and other suppliers to combine advanced semiconductor laser designs and custom optical packaging techniques to produce advanced optical subassemblies. Less than one micron tolerances, or variability in the alignment of components, are required in these laser packages and reliability specifications require us to hold these mechanical tolerances over a wide range of temperatures and the specified life of our products. A micron is one thousandth of a millimeter. We believe these designs and technologies improve the performance of our products as well as enhance yields and reduce material costs. We designed our receiver packages for automated assembly. We

-------------------------------------------------------------------------------

Business

--------------------------------------------------------------------------------

 also design and manufacture our optical subassemblies for receivers. This allows us to provide design flexibility, high-performance and the ability to manufacture in volume.

 .Links with Furukawa -- We have worked closely with Furukawa to develop new optical devices for our products using technology that they have developed. Furukawa supplies us with the majority of the optical devices and the fiber optic packaging needed for some of the optical subassemblies used in our products. Furukawa has also worked closely with our engineers to automate key parts of our assembly and testing processes.

 .Electronic circuit design -- We have the expertise to design complex transmitter circuitry that converts a digital logic signal into the proper signal for the laser or light emitting diode. This circuit has compensation and feedback control loops which change the current to maintain constant optical power output. This electronic signal must also be modulated and the waveform of the modulation must be carefully controlled to ensure that the optical output meets the fiber optic communications equipment manufacturer's defined specifications. Our dense wavelength division multiplexing, or DWDM, transmitters use advanced circuit designs to stabilize laser temperature to within 0.1 degrees Celsius, which is necessary to achieve required wavelength stability. Our sophisticated design techniques enable our receivers to reproduce electronic signals from optical waveforms that have been attenuated and distorted by transmission over lengths of up to 80 km of optical fiber. We have considerable expertise in designing receivers to minimize the effects of external noise that can significantly affect the performance of a receiver. Some of these sources are power supplies from adjacent transmitters and electromagnetic interference, or EMI, within equipment. In addition, we have expertise in designing avalanche photodiode or, APD, receivers, a type of high performance light detector, which require complex variable high voltage power supplies within the receiver module. Our products operate at speeds up to 2.5 Gb/s and we are working to develop future products to work at 10 Gb/s. At these speeds, microwave and radio frequency design techniques must be used to ensure that the waveforms do not degrade and meet the parameters defined in standards. In addition, we believe our technical competencies in these areas enable us to produce fiber optic subsystems and modules with some of the industry's lowest electromagnetic interference emission levels.

 .Fast product development cycle time -- Our products are designed using a building block approach that allows us to combine different subassemblies in different ways to provide a wide range of products. Our integrated subassemblies allow us to quickly adapt our products to respond to new standards and our customers' requirements for special subsystems and modules. This ability, in combination with our market knowledge, allows us to select the commercial opportunities we believe to be the best and provide samples and production volumes in very short time frames. For example, we recently provided a customer with a variant of an industry standard transceiver to meet its specific requirements. This variant has lengths of fiber optic cable, or pigtails, instead of standard connectors, on the transmitter and receiver. We quickly produced this variant by combining our standard circuitry with pigtailed laser and receiver subassemblies from our pigtailed product line. Another example is a transceiver package that we designed and built for a customer that contains two receivers, instead of a receiver and a transmitter. Our building block approach allowed us to supply samples and ramp up production very quickly.

As a result of our technology and innovation, we believe we have been one of the first to market the following:

 .In 1997, we introduced SONET/SDH transceivers that operate over an extended temperature range of -40 degrees Celsius to 85 degrees Celsius and feature industry-standard packaging and data rates.

 .In 1997, we also introduced SONET/SDH transceivers that incorporate lasers to transmit over distances of 40 km and 80 km and feature industry-standard packaging and data rates.

--------------------------------------------------------------------------------

Business

-------------------------------------------------------------------------------


 .In 1999, we introduced SONET/SDH transceivers that feature industry-standard packaging and data rates, but which met specifications for intermediate reach distance of 15 km.

MANUFACTURING

We assemble, burn in and test all of our products in our facility in Chatsworth, California. We also conduct all of our manufacturing engineering, quality assurance and documentation control at this facility.

We use a number of subcontractors and suppliers, including Furukawa, to supply subassemblies. We currently rely upon domestic and international contract manufacturers for most of our printed circuit board assembly. Our manufacturing supply chain management team manages these relationships supported by our research and development group. We do not have any long-term contracts with any of our contract manufacturers and none of them are obligated to perform assembly services for us for any specific period or at any specific price, except as may be provided in a particular purchase order.

We provide quality assurance through internal testing procedures throughout the entire manufacturing process. Furthermore, we believe our quality control processes and procedures are stringent, including vendor inspection, incoming material inspection, in-process testing and outgoing inspection. We maintain ISO 9002 certification. We provide specialized training designed to assure the competency of our manufacturing personnel.

In the nine-month period ended June 30, 2000, we more than doubled our production compared to the same nine month period in 1999. We intend to further increase the quality and capacity of our manufacturing process and are currently considering implementing the following:

 .Increase from two to three manufacturing shifts to increase manufacturing volume.

 .Implement additional automation in testing, die and wire bonding and other areas to improve the capacity and quality of our products. Furukawa has provided engineering support to help our engineers develop our existing automation under the terms of a development contract completed in July 2000.

 .Installing a software based production floor tracking system to reduce paperwork and enable real-time tracking of process yields.

 .Creating a manufacturing engineering group to ensure smooth and timely transfer of new products and processes from research and development to manufacturing, and to improve production, increase yields and increase automation.

 .Increase subcontracting of circuit board assemblies to quality offshore subcontractors.

 .Establishing additional manufacturing capabilities in the United States, Asia and Europe.

We purchase several key components for our products from a limited number of suppliers. The components that we purchase include integrated circuits, lasers, light emitting diodes, vertical cavity surface-emitting lasers, photodiode devices and other passive electronic components. We have periodically experienced shortages and delivery delays for these materials. Because we operate in an industry where material supplies are constrained, we maintain an inventory of some limited source components to decrease the risk of shortage. As a result, we have excess inventory of these components which leads to a higher provision for obsolete inventory.

-------------------------------------------------------------------------------

Business

-------------------------------------------------------------------------------


See "Risk factors -- We are dependent on a limited number of suppliers for most of our key components. If these suppliers are unable to meet our manufacturing requirements, we may experience production delays leading to delays in shipments, increased costs and cancellation of orders for our products," "-- We must expand our manufacturing capacity and manufacturing processes in order to continue to deliver our products to our customers in a timely manner and to support our revenue growth," "-- If we fail to predict our manufacturing requirements accurately, we could incur additional costs or experience manufacturing delays, which could cause us to lose orders or customers," "-- If we do not achieve acceptable manufacturing yields in a cost-effective manner, or we are required to develop new manufacturing processes to improve our yields, our operating results would be impaired."

RESEARCH AND DEVELOPMENT

We have assembled a team of engineers with specialized experience and extensive knowledge in fiber optic design, microwave and radio frequency techniques, fiber optic package design and systems architecture.

We believe increased investment in technology is critical to our future success. We will continue to focus our research and development activities on enhancing our existing products and developing new products to meet the evolving needs of our customers within the metropolitan area and high-speed premises networks markets. Our interaction with customers throughout the product design process enables us to anticipate technological trends in the networking industry and focus our research and development efforts on addressing these emerging needs. We design products to meet current industry standards and will continue to support emerging standards that are consistent with our product strategy.

Our research and development expenses were $1.7 million during the nine months ended June 30, 2000 and $1.1 million, $779,000 and $465,000 in the fiscal years ended September 30, 1999, 1998 and 1997, respectively. We believe that our experienced optic engineers and the modular nature of our products are key factors allowing us to achieve relatively low research and development expenses.

In addition, our relationship with Furukawa has provided us with access to Furukawa's optical device and packaging technology. Furukawa has developed a number of innovative components that we have integrated in our products and has assisted in the automation of key portions of our manufacturing process through a research and development contract. We plan to continue to collaborate with Furukawa as we expand our internal research and development capabilities. However, we have no research contracts or agreements with Furukawa at this time.

We expect to increase our total research and development expenses in the future to provide resources for one or more of the following activities:

 .Development of new product lines with emphasis on increased performance, higher levels of integration and miniaturization and meeting new industry standards.

 .Fund other development contracts with universities, research institutes and companies.

As a result of these activities, we expect research and development expenses to increase significantly in absolute dollars and as a percentage of revenue for the foreseeable future.

-------------------------------------------------------------------------------

Business

-------------------------------------------------------------------------------


SALES, MARKETING AND TECHNICAL SUPPORT

We market and sell our products primarily through our direct sales force supported by independent manufacturers' representatives and distributors. We focus our marketing on fiber optic communication equipment manufacturers in the fiber optic metropolitan area and high-speed premises networks markets. Our direct sales force maintains close contact with our customers and provides technical support to our manufacturers' representatives and distributors. Our direct sales force is located in our sales offices in Chatsworth, California, Franklin, Massachusetts, Bury St. Edmunds, England and Richardson, Texas. We intend to expand our direct sales force and open additional sales offices in San Jose, California and Ottawa, Canada. Our customer service department in our Chatsworth facility provides day-to-day updates on orders and deliveries to our customers.

We have established contractual relationships with manufacturers' representatives and distributors in North America, Europe, Israel, Asia and Australia. Manufacturers' representatives and distributors are third parties who provide commercial and technical support in selling our products to customers. Manufacturers' representatives represent us with customers, but customers place orders directly with us. We pay the manufacturers' representatives a fee for this service. Distributors perform the same function, but differ in that the distributor buys products from us and resells them at a profit to the end customer. We have short-term contracts with our manufacturers' representatives and distributors which can be cancelled by either party upon 30 days notice. We have recently established an office in England which provides commercial and technical support to our customers in Europe and Israel. We intend to expand our indirect sales activity by establishing relationships with additional independent manufacturer's representatives and distributors. See our financial statements and the notes to those financial statements for financial information about geographic areas.

Our marketing efforts are focused on increasing customer awareness of our brand name, and the features and benefits of our optical subsystems and modules. The key components of our marketing efforts include:

 .Interaction with customers during product development and through detailed technical interaction during the product sampling phase;

 .Expansion of our applications group to provide our customers with complete technical information on our products as well as design and troubleshooting assistance and reference designs with chip sets supplied by the major integrated circuit companies; and

 .Participation in major trade show events and conferences in the communications network industry to promote our broad lines of optical subsystems and modules.

In addition, we advertise and promote our activities in industry trade journals and publications targeting design engineers. We also interact with our customers in industry associations and standards committees to promote and further enhance Gigabit Ethernet, Fibre Channel and other industry standards and to increase our visibility as industry experts.

We believe that our technical support during our customers' selection, design, troubleshooting and production phases has enabled us to establish a large number of our new customers and achieve design wins. We provide extensive technical support to our customers during their design and qualification process through direct contact with our engineers, our applications group and our Web site, which includes product documentation and application notes.

After the design-in phase, we provide support for our customers during their manufacturing process. Our account managers and our customer service department who work closely with our manufacturing and quality groups provide this support.

-------------------------------------------------------------------------------

Business

-------------------------------------------------------------------------------


We are strengthening our current customer relationships by continuing to deliver a high level of service and technical support. We are also leveraging our reputation for high quality products and service to establish relationships with new customers. We intend to continue to provide our customers with comprehensive product support and believe it is critical to remain competitive.

OUR RELATIONSHIP WITH FURUKAWA

We were incorporated as a California corporation in October 1991. In November 1991, a wholly-owned subsidiary of The Furukawa Electric Co., Ltd. provided our initial capital investment. Furukawa, a publicly held company incorporated under the laws of Japan, is one of the world's leading manufacturers of electric wire and cable, nonferrous metals and related products. It also provides engineering services, including the installation of power and telecommunications cables, and is a major manufacturer of fiber optic cable. Furukawa's stock is publicly traded on the Tokyo Exchange Nikkei in Japan.

We are currently a 69.3% owned subsidiary of Furukawa. Upon completion of this offering, Furukawa will beneficially own all of our outstanding Class B common stock, which will represent 62.4% of our outstanding shares of common stock and 94.3% of the combined voting power of all of our outstanding common stock. Furukawa will be in a position to continue to influence and control all matters affecting our company.

Our relationship with Furukawa has allowed us to benefit from the optical device and packaging technologies developed at its laboratories in Japan which are incorporated into laser products that we purchase from Furukawa for inclusion in our products. We have also established a close working relationship with Furukawa's research and development team through periodic meetings and discussions to understand our product and manufacturing requirements. Under these arrangements, Furukawa customizes to our specifications the components that it supplies to us. For example, Furukawa has developed laser products with customized features in the areas of package design and power output. We have not licensed from Furukawa any of its optical device or other technologies.

We currently purchase substantially all of our lasers and the majority of our other optical devices, such as laser modules and photodetectors, from Furukawa using short-term purchase orders. These modules and devices are critical parts in the manufacture of our subsystems and modules. We have enjoyed a reliable supply of these critical components from Furukawa in the past. However, we do not have a long-term supply contract with Furukawa and we have no plans to enter into a long-term supply contract in the future. Consequently, we may in the future seek alternative suppliers or to develop our own laser production capabilities.

From time to time our research and development team works closely with Furukawa's team to assist in the development of our design and manufacturing process. For example, in July 2000 we entered into a short-term development contract with Furukawa to assist us in the purchase, system design, operation, study, and execution of new equipment orders to automate our product testing operations. We paid Furukawa $84,000 for these services under the development contract. We may enter into similar development agreements with Furukawa in the future. However we have no current commitments and currently have no development agreements under negotiation with Furukawa. See "Risk factors --
 Risk relating to our relationship with Furukawa" and "-- We are dependent on a limited number of suppliers for most of our key components. If these suppliers are unable to meet our manufacturing requirements, we may experience production delays leading to delays in shipments, increased costs and cancellation of orders for our products."

For the year ended September 30, 1999, we paid $69,000 in management fees to Furukawa for consulting and advisory services. These services related to advice provided to our management on issues concerning market trends in the fiber optic industry and strategic planning. We believe that our business dealings with Furukawa

-------------------------------------------------------------------------------

Business

-------------------------------------------------------------------------------

and its subsidiaries and affiliates were on terms that were no less favorable than terms that would be available from unrelated third parties for similar transactions. See "Risk factors -- Risks related to our relationship with Furukawa."

Since members of our board of directors are also executives of Furukawa, all transactions between us and Furukawa will be governed by the provisions of
Section 144 of the Delaware General Corporation Law, which addresses potential conflicts of interest. Section 144, as applied to us, provides that a transaction between us and Furukawa would not be void or voidable if:

  . the material facts as to the interested director's and Furukawa's interest in the transaction are disclosed to our board and the board in good faith authorizes the transaction by the affirmative votes of a majority of the disinterested directors, or

  . the material facts as to the interested director's and Furukawa's interest in the transaction are disclosed to our stockholders and the transaction is approved in good faith by a vote of our stockholders, or

  . the transaction is fair to us at the time it is authorized, approved or ratified by the board or our stockholders.

COMPETITION

The metropolitan area and high-speed premises networks markets for optical subsystems and modules for optical communication network applications is highly competitive and subject to rapidly changing technology. We believe the primary competitive factors impacting our business are as follows:

 .cost-effective products that balance performance requirements with the cost of the product;

 .timeliness of new product introductions;

 .scope and responsiveness of service and technical support;

 .established reputation with key customers;

 .technical innovation;

 .quality and reliability of our products;

 .breadth of product offerings;

 .gaining design approval during our customers design cycle;

 .compatibility with emerging industry standards;

 .price characteristics;

 .ability to rapidly scale production for high volumes; and

 .data-rate, port density and other performance features.


-------------------------------------------------------------------------------

Business

-------------------------------------------------------------------------------

We believe have established a favorable position in the metropolitan area and high-speed premises network markets by identifying and focusing on fiber optic subsystems and modules for these markets. We believe that we have a combination of comprehensive product offerings, management and design expertise, market understanding and manufacturing capabilities that provide us with a competitive advantage in these markets. We compete primarily with Agilent Technologies, ExceLight Communications, Finisar, Infineon Technologies, IBM, Lucent Technologies, Luminent, Molex, Stratos Lightwave and Tyco International. Many of our current and potential competitors have significantly greater financial, technical, marketing, purchasing and other resources than we do. We have competitors for all of our current products. However, we believe that we do not have a single competitor that offers the same range of products as us. In addition, unlike many of our competitors who specialize in the long-haul markets, we believe that we have the ability to offer products with both superior price and performance characteristics since our products are designed for the specific requirements of the metropolitan market. Accordingly, we believe that few, if any, companies specializing in the long-haul market will be able to match our products' prices and performance characteristics in the metropolitan market. Furthermore, we believe that the technical capabilities of our products and our ability to develop products with new technical features compares favorably with those capabilities of our competitors.

Our products may also compete with technologies that provide alternatives to optical networking, including fixed and mobile radio, free space point-to-point optical transmission and copper-based technologies such as digital subscriber line, or DSL, and cable modems. Most of these technologies provide lower speed and shorter distance capabilities than optical networking technologies, but may provide certain advantages such as lower costs and mobile capabilities. However, in our primary market for high-speed communications, we do not expect to face significant competition from these technologies in the future. See "Risk factors -- Our markets are highly competitive, some of our customers are also our competitors, and our other customers may choose to purchase our competitors' products rather than our products or develop internal capabilities to produce their own fiber optic subsystems and modules."

INTELLECTUAL PROPERTY

Our success and ability to compete is dependent in part on our proprietary technology. We are able to rely on a combination of copyright, trademark and trade secret laws and confidentiality agreements to establish and protect our proprietary rights. To date, we have relied primarily on proprietary processes and know-how to protect our intellectual property. Although we currently do not have any patents or patent applications pending, our intellectual property primarily consists of proprietary processes and know-how relating to our product design processes, assembly drawings, assembly processes and testing procedures.

We currently do not license to or from any third parties the technology used in the manufacture of our fiber optic subsystems and modules. In addition, no technology is transferred or licensed in connection with our supply relationship with Furukawa. Accordingly, Furukawa owns the technology relating to the manufacture of its laser and other products we purchase for incorporation into our products and may license or sell this technology to other parties. We own the technology relating to the manufacture of our fiber optic subsystems and modules. A disruption of our supply relationship with Furukawa would not have a material impact on our rights to the technology required to produce our products. We have not transferred to Furukawa any intellectual property rights that would allow it to compete with us in the metropolitan area markets. However, there can be no assurance that Furukawa would not develop in the future internal capabilities to manufacture fiber optic subsystems and modules similar to and competitive with our products.


-------------------------------------------------------------------------------

Business

-------------------------------------------------------------------------------

Litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. This litigation could result in substantial costs and diversion of resources and could significantly harm our business. See "Risk factors -- If we are unable to protect our proprietary technology, this technology could be misappropriated, which would make it difficult for us to compete in our industry." From time-to-time, third parties may assert patent, copyright, trademark and other intellectual property rights to technologies and in various jurisdictions that are important to our business. We are currently defendants in an alleged infringement lawsuit brought by Methode Electronics, Inc. and Stratos Lightwave, Inc. For further details see "-- Legal proceedings." Any claims asserting that our products infringe or may infringe proprietary rights of third parties, if determined adversely to us, could significantly harm our business. Any claims, with or without merit, could be time-consuming, result in costly litigation, divert the efforts of our technical and management personnel, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could significantly harm our business. Royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In addition, our agreements with our customers typically require us to indemnify our customers from any expense or liability resulting from claimed infringement of third party intellectual property rights. In the event a claim against us is successful, we could be liable for significant monetary damages. If we can not obtain a license to the relevant technology on acceptable terms or license a substitute technology or redesign our products to avoid infringement, our business would be significantly harmed. See "Risk factors -- We could be subjected to additional litigation regarding intellectual property rights, which may divert management attention, cause us to incur significant costs or prevent us from selling our products."

LEGAL PROCEEDINGS

On October 15, 1999, Methode Electronics, Inc. filed a lawsuit against Infineon Technologies Corporation and us in the United States District Court for the Northern District of California, seeking unspecified damages, including monetary damages, injunctive relief, attorneys' fees and costs arising from our alleged infringement of some claims contained in Methode's U.S. Patents Nos. 5,528,408, 5,717,533, 5,734,558, 5,864,468 and 5,879,173.
The '408 and '468 patents are alleged to relate to technology incorporated in our 1x9 pin configuration products, such as our singlemode SONET/SDH transceivers products. These products combine fiber optic transmitters and receivers in one module that conforms to the internationally agreed SONET/SDH telecommunications standard protocol. The '533, '558 and '173 patents are alleged to relate to the technology incorporated in our gigabit interface converter, or GBIC, products, such as our Gigabit Ethernet and Fibre Channel products. Our GBICs products are a type of transceiver.

On December 17, 1999, we filed an answer to Methode's complaint denying Methode's claims of infringement and asserting a number of defenses, including noninfringement and invalidity of the Methode patents. On June 27, 2000, Methode filed a motion for leave to amend its complaint to add Stratos Lightwave Inc., a Methode spin-off and assignee of the patents-in-suit, as an additional plaintiff and to allege that we infringe U.S. Reissue Patent No. 36,820 (a reissue of U.S. Patent No. 5,546,281) through certain aspects of our GBIC products. Methode has since withdrawn its motion to amend with respect to the RE '820 Patent. Methode may later seek to amend its complaint again to allege infringement of the claims of the RE '820 Patent, or may later file a separate proceeding against the Company alleging infringement of the reissued patent's claims. For the nine months ended June 30, 2000, sales of our 1x9 pin configuration products alleged to infringe the '408 and '468 patents accounted for 28.7% of our total revenue. For the nine months ended June 30, 2000, sales of our GBIC products alleged to infringe the '533, '558, '173 and '820 patents represented an immaterial amount of our total revenue.


-------------------------------------------------------------------------------

Business

-------------------------------------------------------------------------------

This lawsuit is in the early stages. No formal discovery has been conducted, and a portion of the case relating to the claims involving the '408 and '468 patents relating to our 1x9 pin configuration products have been stayed pending the completion of the Patent and Trademark Office's re-examination of the '408 patent. In the re-examination, the Patent and Trademark Office has been requested to reexamine the claims of this patent in view of prior art that was not considered by the Patent Office prior to the patent's issuance.

We intend to defend ourselves vigorously in this lawsuit. However, the outcome of this lawsuit is uncertain. Our defense of this lawsuit, regardless of its eventual outcome, will likely be costly and time consuming. We expect to incur greater legal fees and expenses in connection with this lawsuit. If Methode's patents are found to be valid and enforceable and our products are found to infringe, we may be enjoined from manufacturing or selling some of our products, we may be liable for significant monetary damages, and we may have to obtain a license from Methode in order to use its patented technology, any of which could harm our business. If we are required to obtain a license to any of Methode's patents, such license may not be available from Methode on commercially reasonable terms, if at all. See "Risk Factors -- If we are unsuccessful in defending against Methode's lawsuit for patent infringement, we may be required to pay significant monetary damages to Methode and may be enjoined from manufacturing and selling some of our products."

We are not currently involved in any other material legal proceedings, nor have we been involved in any such proceedings that has had or may have a significant effect on our company. We are not aware of any other material legal proceedings threatened or pending against us.

EMPLOYEES

As of September 30, 2000, we had 310 full-time employees and no part-time employees. Our employees are not represented by any collective bargaining agreements and we have never experienced a work stoppage. We believe that our relations with our employees are good.

FACILITIES

Our corporate headquarters, manufacturing, research and development and sales operations are located in Chatsworth, California, where we own a building of approximately 65,000 square feet. We currently occupy approximately 50,000 square feet of the building and sub-lease approximately 15,000 square feet to an unrelated party. We purchased the property in July 1999 with the proceeds of a $3.3 million term loan that matures in July 2006. The term loan bears interest on amounts outstanding at a per annum rate equal to LIBOR plus 1.80%. The term loan and a revolving credit facility are secured by all of our assets. In addition, we lease small sales facilities under month-to-month leases in Franklin, Massachusetts and Bury St. Edmunds, England and in Richardson, Texas, under a lease that expires in July 2001.

We believe that our existing space is adequate for our current operations. We plan to acquire additional space to meet our manufacturing requirements in the near future. We believe that suitable replacement and additional spaces will be available in the future on commercially reasonable terms.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

Management

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

Set forth below is information concerning our current and proposed directors, executive officers and other key employees as of November 2, 2000. Upon completion of this offering, Ms. Nemeti has agreed to resign as director and Mr. Personick will join our board of directors. In addition, within 90 days following the completion of this offering, our board of directors intends to select at least two additional people who are not our employees and are otherwise independent to serve as directors and Mr. Ghorbanali and Mr. Shibata intend to resign.

 Name                      Age Position(s)
------------------------------------------------------------------------------
 Muoi Van Tran............  49 Chief Executive Officer, President and Director
 Susie L. Nemeti..........  42 Chief Financial Officer, Secretary, Vice
                               President of Finance and Administration and
                               Director
 Mohammad Ghorbanali......  45 Chief Operating Officer, Vice President of
                               Manufacturing and Research and Development and
                               Director
 David G. Jenkins.........  46 Managing Director of European Operations
 Masato Sakamoto(1).......  53 Chairman of the Board of Directors
 Kunihiro Matsubara.......  56 Director
 Yoshihisa Okada(1).......  47 Director
 Stewart D. Personick(2)..  53 Director
 Mitsuyoshi Shibata.......  47 Director

-------
(1) Has agreed to be appointed a member of our compensation committee upon completion of this offering.
(2) Has agreed to be appointed a director and member of our audit and compensation committees upon completion of this offering.

Muoi Van Tran co-founded our company and has been our President since September 1994, our Chief Executive Officer since March 1999 and a director since October 1991. Prior to joining us, Dr. Tran was the Director and Vice President of research, development and engineering and Systems Business Unit Manager at PCO, Inc., a manufacturer of fiber optic products, from 1984 to 1991. Dr. Tran was a Member of Technical Staff at TRW ElectroOptic Research Center, a research and development company, from 1981 to 1984 and at Bell Laboratories, a research center, from 1978 to 1981. Dr. Tran was the Technical Program Co-Chair of the 1991 Optical Fiber Communications Conference and General Co-Chair of the jointly-held Optical Fiber Communications and Integrated Optics and Optical Communications Conference in 1993. Dr. Tran has over 25 years of experience in the field of fiber optics, and earned his Ph.D. in electrical engineering from the University of Western Australia.

Susie L. Nemeti co-founded our company and has been our Chief Financial Officer, Vice President of Finance and Administration and Secretary since November 1991 and a director since September 1996. Prior to joining our company, she was the Manager of Accounting at PCO, Inc., a manufacturer of fiber optic products, from December 1987 to August 1991. Prior to working with PCO, Inc., she worked as a Financial Analyst and Controller for five years in real estate acquisitions and property management. She earned her bachelor of science degree in Business Administration and Accounting from the University of Southern California.

Mohammad Ghorbanali co-founded our company and has been our Vice President of Manufacturing, Research and Development since November 1991, our Chief Operating Officer since March 1999 and a director since September 1995. He was formerly with PCO, Inc., a manufacturer of fiber optic products, from 1985 to 1991 and 1981 to 1985 at Eaton Corporation, a designer and manufacturer of instrumentation. He has over 15 years experience in the fiber optics field, and earned his bachelor of science degree in electrical engineering as well as his masters degree from San Jose State University.

-------------------------------------------------------------------------------

Management

-------------------------------------------------------------------------------


David G. Jenkins joined our company as our Managing Director of European Operations in July 2000. Prior to joining our company, from 1989 through July 2000, Dr. Jenkins held several positions with Agilent Technologies and Hewlett Packard, manufacturers of fiber optic equipment, most recently serving as Public Networks Marketing Manager. Dr. Jenkins was the Research and Development Manager/Marketing Manager for BT&D Technologies, a manufacturer of fiber optic equipment, from its inception in 1987 through its sale to Hewlett Packard in 1995. From 1984 to 1986, Dr. Jenkins was a Senior Scientist for Plesscor Optronics Inc., a manufacturer of fiber optic equipment, and from 1978 to 1984, he was the Fiber Optic Research Group Leader for The Plessey Company Ltd., a manufacturer of fiber optic equipment. Dr. Jenkins has over 22 years of experience in the field of fiber optics and earned his Ph.D. in electron microscopy from Oxford University.

Masato Sakamoto has been our Chairman of the Board of Directors since January 1998. Since July 1996, Mr. Sakamoto has been the President of Furukawa Electric North America, Inc. From October 1989 to June 1996, Mr. Sakamoto was the General Manager of Corporate Planning of mid- to long-term corporate strategy for Furukawa.

Kunihiro Matsubara has been a director since August 2000. Since January 1997, Mr. Matsubara has been the General Manager of the Fitel Products Division and a director of Furukawa. Between April 1995 and January 1997, Mr. Matsubara was the Deputy General Manager of the Fitel Products Division of Furukawa. Mr. Matsubara holds a masters degree and bachelor of science degree in electrical engineering from Yokohama National University, Japan.

Yoshihisa Okada has been a director since June 1998. Since April 1998, Mr. Okada has been the General Manager of Strategic Planning in Tokyo for Furukawa. From December 1990 to March 1998, Mr. Okada was the General Manager for European Business Support in London for Furukawa.

Stewart D. Personick will join our company as a director and member of our audit and compensation committees upon completion of this offering. Since September 1998, he has been the E. Warren Colehower Chair Professor of Telecommunications and Information Networking at Drexel University, and the Director of Drexel's Center for Telecommunications and Information Networking. From 1983 to July 1998, Dr. Personick was Vice President at Bell Communication Research, a research and development company. Dr. Personick has been a fellow of the Institute of Electrical and Electronics Engineers since 1983, a fellow of the Optical Society of America since 1988, a member of the U.S. National Academy of Engineering since 1992 and he received the IEEE/OSA John Tyndall Award in 2000. Dr. Personick earned his bachelor of electrical engineering from The City College of New York and his master of science and doctor of science from the Massachusetts Institute of Technology.

Mitsuyoshi Shibata has been a director since April 1997. Since April 1997, Mr. Shibata has been the General Manager of the Optical Devices Department at Furukawa. From 1977 to 1987, he was an engineer at Furukawa. He holds a bachelor of science degree in metallurgy from Tokyo University.

BOARD OF DIRECTORS

We intend that, within 90 days following the completion of this offering, our board of directors will be composed of seven members, including three directors who are not employees and who are otherwise independent of our company and Furukawa. Each director currently serves until the next annual meeting of stockholders or until his or her successor is duly elected and qualified. At each annual meeting of stockholders, the directors' successors will be elected to serve until the next annual meeting of stockholders. In addition, our bylaws provide that the authorized number of directors will be between four and seven, with the exact number to be determined by a majority of our board of directors or stockholders.


-------------------------------------------------------------------------------

Management

-------------------------------------------------------------------------------

BOARD COMMITTEES

 .Independent director nominating committee -- Our board of directors intends to establish an independent director nominating committee shortly after the completion of this offering. Unless our board of directors has otherwise acted, this committee will nominate and select persons deemed independent to serve as our independent directors. The independent nominating committee will be composed of Muoi Van Tran, our Chief Executive Officer and President, and two of our directors affiliated with Furukawa. The independent director nominating committee will also have the responsibility to search for and nominate independent director candidates to fill independent director vacancies on our board.

 .Audit committee -- In October 2000, our board of directors established an audit committee to be composed of three independent directors, including Dr. Personick. The audit committee will generally meet with and consider suggestions from members of management and our internal accounting personnel, as well as our independent accountants, concerning our financial operations.

The audit committee will also have the responsibility to:

 . review the audit committee charter at least annually and recommend any changes to our board of directors;

 . review our annual financial statements and any other relevant reports or other financial information;

 . review the regular internal financial reports prepared by management and any internal auditing department;

 . recommend to the board of directors the selection of the independent accountants and approve the fees and other compensation to be paid to the independent accountants;

 . review and discuss with the accountants all significant relationships the accountants have with us to determine the accountants' independence;

 . review the performance of the independent accountants and approve any proposed discharge of the independent accountants when circumstances warrant; and

 . following completion of the annual audit, review separately with the independent accountants, the internal auditing department, if any, and management any significant difficulties encountered during the course of the audit.

 .Compensation committee -- In October 2000, our board of directors established a compensation committee to be composed of Messrs. Sakamoto and Okada and Dr. Personick. The compensation committee is responsible for the design, review, recommendation and approval of compensation arrangements for our directors, executive officers and key employees, and for the administration of our 2000 Stock Incentive Plan, including the approval of grants under such plan to our employees, consultants and directors, and our 2000 Employee Stock Purchase Plan.

Our board of directors may establish other committees to facilitate the management of our business.

DIRECTOR COMPENSATION

We do not provide cash compensation to any of our directors for serving on our board of directors or for attendance of meetings of committees of the board of directors. Non-employee directors are reimbursed for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the board of directors and committees of the board of directors. Employee directors are eligible to receive option grants and direct stock issuances under our 2000 Stock Incentive Plan. Non-employee directors will each

-------------------------------------------------------------------------------

Management

-------------------------------------------------------------------------------

receive, from time to time, grants of options to purchase a number of shares of our Class A common stock determined by our compensation committee. Those shares will vest upon the optionee's completion of one year of board service measured from the grant date. See "-- Stock plans/employee benefit programs."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

We did not have a compensation committee or other board committee performing equivalent functions in 1999. All members of our board of directors, including Messrs. Tran and Ghorbanali and Ms. Nemeti, who are also executive officers, participated in deliberations concerning executive officer compensation. No interlocking relationship exists between our board of directors and the board of directors or compensation committee of any other company other than Furukawa.

EXECUTIVE COMPENSATION

Summary of cash and other compensation for fiscal years ended September 30, 2000 and 1999

The following summary compensation table indicates the cash and non-cash compensation earned during the fiscal years ended September 30, 2000 and 1999 by our Chief Executive Officer and the two other executive officers whose total compensation exceeded $100,000 during the fiscal year ended September 30, 2000.

Executive compensation table (Fiscal years ended September 30, 2000 and 1999)

----------------------------------------------------------------------------------------
                                                                  Long-term
                              Annual compensation              compensation
                              -------------------                Securities
Name and principal                                Other annual   underlying    All other
position                 Year    Salary     Bonus compensation  options/SAR compensation
----------------------------------------------------------------------------------------
Muoi Van Tran........... 2000 $ 218,035 $   --(1)      $ --(1)  1,330,200        --(1)
 Chief Executive Officer 1999   189,400   306,600       17,700         --        --
   and President
Mohammad Ghorbanali..... 2000 $ 175,883 $   --(1)      $ --(1)  1,088,360        --(1)
 Chief Operating Officer 1999   153,800   250,900       17,400         --        --
   and Vice President of
   Manufacturing and
   Research and
   Development
Susie L. Nemeti......... 2000 $ 142,715 $   --(1)      $ --(1)    883,120        --(1)
 Chief Financial         1999   125,600   203,500       14,200         --        --
   Officer, Secretary
   and Vice President of
   Finance and
   Administration

-------
(1) Total bonuses to be awarded to our executive officers will be based on 5.5% of our earnings before income tax for our fiscal year ended
    September 30, 2000. This amount will be determined when audited financial statements for the fiscal year ended September 30, 2000 are available, anticipated to be in November 2000. Each executive officer will receive a percentage of that amount in proportion to the total amount of salary paid to all executive officers for that year. For the fiscal year ended September 30, 2000, the percentage amount for Dr. Tran, Mr. Ghorbanali and Ms. Nemeti will be 40.6%, 32.8% and 26.6%, respectively.

-------------------------------------------------------------------------------

Management

-------------------------------------------------------------------------------


Option grants in fiscal year ended September 30, 2000

The following table sets forth information regarding options granted to our executive officers during the fiscal year ended September 30, 2000. We did not grant any stock appreciation rights during the fiscal year ended September 30, 2000. Options were granted at an exercise price equal to the fair market value of our common stock at the date of the grant. In determining the fair market value of our common stock, the board of directors considered various factors, including our financial condition and business prospects, operating results, the absence of a market for the common stock and risks normally associated with investments in companies engaged in similar businesses.

------------------------------------------------------------------------------------------------------
                                        Individual Grants
                         ---------------------------------------------------
                           Number of
                           Shares of                                           Potential Realizable
                             Class A    % of Total                               Value at Assumed
                              Common       Options                                Annual Rates of
                               Stock    Granted to                           Stock Price Appreciation
                          Underlying     Employees Exercise Price                 for Option Term
                             Options     in Fiscal      Per Share Expiration -------------------------
Name                     Granted (#)     Year 2000      ($/share)       Date       5% ($)      10% ($)
------------------------------------------------------------------------------------------------------
Muoi Van Tran...........   1,330,200(1)       36.7          11.00    8/28/10   23,834,311   37,952,158
Mohammad Ghorbanali.....   1,088,360(1)       30.1          11.00    8/28/10   19,501,061   31,052,180
Susie L. Nemeti.........     883,120(1)       24.4          11.00    8/28/10   15,823,603   25,196,444

-------
(1) All of these options are fully vested and were granted outside of our stock option plans.

During the fiscal year ended September 30, 2000, we granted options to purchase 3,301,680 shares of our common stock. The term of each option granted is generally 10 years from the date of the grant. Options may terminate before their expiration dates, if the optionee's status as an employee is terminated or upon the optionee's death or disability. Potential realizable values are net of exercise price, but before the payment of taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future Class A common stock prices. These amounts represent assumed rates of appreciation in the value of the Class A common stock from the fair market value on the date of grant. Actual gains, if any, on stock option exercises are dependent on the future performance of the Class A common stock and overall stock market conditions. The amounts reflected in the table may not necessarily be achieved.

-------------------------------------------------------------------------------

Management

-------------------------------------------------------------------------------


Aggregate option exercises in fiscal year 2000 and values at September 30,
2000

The following table sets forth the number and value of unexercised options held by our executive officers at September 30, 2000. There was no public trading market for our Class A common stock as of September 30, 2000. Accordingly, the value of unexercised options has been calculated by subtracting the exercise price from the fair market value of our Class A common stock on September 30, 2000, using the initial public offering price of $11.00 per share as the fair market value, multiplied by the number of shares underlying the option. None of our executive officers exercised options in the fiscal year ended September 30, 2000. All of the options held by our executive officers are fully vested.

--------------------------------------------------------------------------------------------
                            Number of shares of Class A
                              common stock underlying            Value of unexercised
                              unexercised options at            in-the-money options at
                                September 30, 2000                September 30, 2000
                         --------------------------------- ---------------------------------
Name                     Exercisable (#) Unexercisable (#) Exercisable ($) Unexercisable ($)
--------------------------------------------------------------------------------------------
Muoi Van Tran...........       4,631,400         --             36,312,374         --
Mohammad Ghorbanali.....       3,252,240         --             34,685,750         --
Susie L. Nemeti.........       1,786,720         --             18,770,585         --

STOCK PLANS/EMPLOYEE BENEFIT PROGRAMS

1992 Stock Option Plan

Our 1992 Stock Option Plan became effective upon adoption by our board of directors and approval of our stockholders in September 1992. A total of 6,666,680 shares of our Class A common stock were authorized for issuance under our 1992 Stock Option Plan. Options for 1,990,000 shares were issued under the plan. Upon the execution of the underwriting agreement relating to this offering, our 1992 Stock Option Plan terminated, and no further option grants may be made under this plan. All options outstanding under this plan will continue to be governed by their existing terms.

2000 Stock Option/Stock Issuance Plan

Our 2000 Stock Option/Stock Issuance Plan became effective upon adoption by our board of directors and approval of our stockholders in August 2000. A total of 1,000,000 shares of our Class A common stock were authorized for issuance under the 2000 Stock Option/Stock Issuance Plan and 963,600 options were issued under the plan. Of these 963,600 options, 200,000 options were granted to David Jenkins, our Managing Director of European Operations, and 763,600 options to our other employees, all at an exercise price of $11.00 per share.

Upon the execution of the underwriting agreement relating to this offering, our 2000 Stock Option/Stock Issuance Plan terminated, and no option grants may be made under the plan. All options outstanding under the plan will continue to be governed by their existing terms.

2000 Stock Incentive Plan

Our 2000 Stock Incentive Plan is intended to serve as the successor equity incentive program to our former 2000 Stock Option/Stock Issuance Plan and the 1992 Stock Option Plan. Our 2000 Stock Incentive Plan was adopted by our board and approved by our stockholders on August 29, 2000. The effective date of the plan was November 2, 2000, the date of the underwriting agreement for this offering. At that time, all outstanding options under our predecessor plans were transferred to our 2000 Stock Incentive Plan, and no further option grants will be made under those predecessor plans. The transferred options will continue to be governed by

-------------------------------------------------------------------------------

Management

--------------------------------------------------------------------------------

their existing terms, unless our compensation committee elects to extend one or more features of our 2000 Stock Incentive Plan to those options. Except as otherwise noted below, the transferred options have substantially the same terms as will be in effect for grants made under the discretionary option grant program of our 2000 Stock Incentive Plan.

 .Share Reserve -- 12,121,680 shares of our Class A common stock are currently authorized for issuance under our 2000 Stock Incentive Plan. The share reserve is our estimate of the number of shares carried over from our 2000 Stock Option/Stock Issuance Plan and 1992 Stock Option Plan, plus an additional increase of approximately 5,000,000 shares. No participant in our 2000 Stock Incentive Plan may be granted stock options, separately exercisable stock appreciation rights and direct stock issuances for more than 500,000 shares of our Class A common stock per calendar year.

 .Equity Incentive Programs -- Our 2000 Stock Incentive Plan is divided into four separate components:

   . the discretionary option grant program, under which eligible individuals in our employ or service may be granted options to purchase shares of our Class A common stock at an exercise price not less than 100% of the fair market value of those shares on the grant date;

   . the stock issuance program, under which individuals may be issued shares of our Class A common stock directly, through the purchase of shares at a price not less than 100% of their fair market value at the time of issuance or as a bonus tied to the attainment of performance milestones or the completion of a specified period of service;

   . the salary investment option grant program, under which our executive officers and other highly compensated employees may be given the opportunity to apply a portion of their base salary to the acquisition of special below-market stock option grants; and

   . the director fee option grant program, under which our independent non-employee board members may be given the opportunity to apply a portion of the directors fees otherwise payable to them in cash each year to the acquisition of special below-market option grants.

 .Eligibility -- Our officers and other employees, our independent non-employee board members and any consultants we hire are eligible to participate in our 2000 Stock Incentive Plan.

 .Administration -- Our board of director's compensation committee will administer our discretionary option grant program and the stock issuance program. This committee will determine which eligible individuals are to receive option grants or stock issuances under those programs, the time or times when such option grants or stock issuances are to be made, the number of shares subject to each grant or issuance, the status of any granted option as either an incentive stock option or a non-statutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. The compensation committee will also have the exclusive authority to select the executive officers and other highly compensated employees who may participate in the salary investment option grant program in the event that program is activated for one or more calendar years.

 .Plan Features -- Our 2000 Plan will include the following features:

   . The exercise price for the shares of our Class A common stock subject to option grants made under our 2000 Stock Incentive Plan may be paid in cash or in shares of our Class A common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the plan administrator may provide financial assistance to one or more optionees in the exercise of their outstanding options or the

--------------------------------------------------------------------------------

Management

-------------------------------------------------------------------------------

    purchase of their unvested shares by allowing such individuals to deliver a full-recourse, interest-bearing promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with such exercise or purchase.

   . Our board of director's compensation committee will have the authority to cancel outstanding options under the discretionary option grant program, including options transferred from our predecessor plans, in return for the grant of new options for the same or a different number of option shares with an exercise price per share based upon the fair market value of our Class A common stock on the new grant date.

   . Stock appreciation rights are authorized for issuance under the discretionary option grant program. Those rights will provide the holders with the election to surrender their outstanding options for an appreciation distribution from us equal to the fair market value of the vested shares of our Class A common stock subject to the surrendered option, less the aggregate exercise price payable for those shares. That appreciation distribution may be made in cash or in shares of Class A common stock. None of the outstanding options under our predecessor plans contain any stock appreciation rights.

   . The 2000 Stock Incentive Plan will include the following change-in-control provisions which may result in the accelerated vesting of outstanding option grants and stock issuances:

    . If we are acquired by merger or asset sale, each outstanding option under the discretionary option grant program which is not to be assumed by the successor corporation will automatically accelerate in full, and all unvested shares under the discretionary option grant and stock issuance programs will immediately vest, except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation.

    . Our board of director's compensation committee will have complete discretion to structure one or more options under the discretionary option grant program so those options will vest as to all the option shares in the event those options are assumed in the acquisition but the optionee's service with us or the acquiring entity is subsequently terminated. The vesting of outstanding shares under the stock issuance program may be accelerated upon similar terms and conditions.

    . Our board of director's compensation committee will also have the authority to grant options which will immediately vest if we are acquired, whether or not those options are assumed by the successor corporation.

    . The compensation committee may grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will vest in connection with a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of the members of our board of directors through one or more contested elections for board membership. Such accelerated vesting may occur either at the time of such transaction or upon the subsequent termination of the individual's service.

    . If we were acquired by merger or sale of substantially all of our assets, the options currently outstanding under our 1992 Stock Option Plan would terminate to the extent vested shares were not exercised prior to such event.

    . The options currently outstanding under our 2000 Stock Option/Stock
      Issuance Plan will immediately vest if we are acquired by merger or sale of substantially all our assets, unless those options are assumed by the acquiring entity or our repurchase rights with respect to any unvested shares subject to those options are assigned to such entity. However, a number of those options also contain special acceleration provision to which the shares subject to those options will immediately vest upon an involuntary termination of the optionee's employment within 18 months following an acquisition in which the repurchase rights with respect to those shares are assigned to the acquiring entity.

-------------------------------------------------------------------------------

Management

-------------------------------------------------------------------------------


 .Salary Investment Option Grant Program -- If our board of director's compensation committee elects to activate the salary investment option grant program for one or more calendar years, each of our executive officers and other highly compensated employees selected for participation may elect, prior to the start of the calendar year, to reduce his or her base salary for that calendar year by a specified dollar amount not less than $10,000 nor more than $50,000. Each selected individual who files a timely election will automatically be granted, on the first trading day in January of the calendar year for which his or her salary reduction is to be in effect, an option to purchase that number of shares of our Class A common stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of our Class A common stock on the grant date. The option will be exercisable at a price per share equal to one-third of the fair market value of the option shares on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the amount by which the optionee's salary is reduced under the program. The option will become exercisable in a series of 12 equal monthly installments over the calendar year for which the salary reduction is to be in effect.

 .Director Fee Option Grant Program -- Should the director fee option grant program be activated in the future, each independent non-employee board member will have the opportunity to apply all or a portion of any cash director fees for the year to the acquisition of a below-market option grant. The option grant will automatically be made on the first trading day in January in the year for which the fee would otherwise be payable in cash. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of our Class A common stock on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the portion of the retainer fee applied to that option. The option will become exercisable in a series of 12 equal monthly installments over the calendar year for which the fee election is to be in effect. However, the option will become immediately exercisable for all the option shares upon the optionee's death or disability while serving as a board member.

Our 2000 Stock Incentive Plan will also have the following features:

   . Outstanding options under the salary investment and director fee option grant programs will immediately vest if we are acquired by a merger or asset sale or if there is a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board of directors through one or more contested elections.

   . Limited stock appreciation rights will automatically be included as part of each grant made under the salary investment option grant program and director fee option grant programs, and these rights may also be granted to one or more officers as part of their option grants under the discretionary option grant program. Options with this feature may be surrendered to us upon the successful completion of a hostile tender offer for more than 50% of our outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from us in an amount per surrendered option share based upon the highest price per share of our Class A common stock paid in that tender offer.

   . Our board of directors may amend or modify the 2000 Stock Incentive
     Plan at any time, subject to any required stockholder approval. The 2000 Stock Incentive Plan will terminate no later than August 28, 2010.

-------------------------------------------------------------------------------

Management

-------------------------------------------------------------------------------


Employee Stock Purchase Plan

Our Employee Stock Purchase Plan was adopted by our board directors in August 2000 and approved by our stockholders in August 2000. The plan will become effective coincident with the date of the underwriting agreement for this offering. The plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of our Class A common stock, at semi-annual intervals, with their accumulated payroll deductions.

 .Share Reserve -- 300,000 shares of our Class A common stock will initially be reserved for issuance under the plan.

 .Offering Periods -- The plan will have a series of successive overlapping offering periods, with a new offering period beginning on the first business day of May and November each year. Each offering period will have a duration of 24 months, unless otherwise determined by the compensation committee. However, the initial offering period may have a duration in excess of 24 months and will start on the date of the underwriting agreement for this offering and will end on the last business day in October 2002. The next offering period will start on the first business day in May 2001 and will end on the last business day of April 2003.

 .Eligible Employees -- Individuals scheduled to work more than 20 hours per week for more than 5 calendar months per year may join an offering period on the start date of that period. However, employees may participate in only one offering period at a time.

 .Payroll Deductions -- A participant may contribute up to 15% of his or her cash earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85% of the fair market value per share on the start date of the offering period in which the participant is enrolled or, if lower, 85% of the fair market value per share on the semi-annual purchase date. Semi-annual purchase dates will occur on the last business day of April and October each year, April 30, 2001 will be the first purchase date. A participant may not purchase more than 500 shares on any purchase date, and not more than 75,000 shares may be purchased in total by all participants on any purchase date. Our board of director's compensation committee will have the authority to change these limitations for any subsequent offering period.

 .Change in Control -- Should we be acquired by merger or sale of substantially all of our assets or more than 50% of our voting securities, then all outstanding purchase rights will automatically be exercised immediately prior to the effective date of the acquisition. The purchase price in effect for each participant will be equal to 85% of the market value per share on the start date of the offering period in which the participant is enrolled at the time the acquisition occurs or, if lower, 85% of the fair market value per share immediately prior to the acquisition.

 .Plan Provisions -- The following provisions will also be in effect under the plan:

   . The plan will terminate no later than the last business day of October, 2010.

   . Our board of directors may at any time amend, suspend or discontinue the plan. However, amendments may require stockholder approval.

401(k) Retirement Plan

We adopted a Cash or Deferred Profit Sharing Plan Trust 401(k) plan effective October 1, 1996. The plan covers all full-time employees on our payroll who are at least 21 years of age. Employees become eligible to

-------------------------------------------------------------------------------

Management

-------------------------------------------------------------------------------

participate in the plan after they have worked for at least 12 months, commencing on the date of hire. The plan provides for voluntary employee contributions of 20% of their annual pre-tax compensation, subject to the maximum limit allowed by the Internal Revenue Service guidelines, which is currently $10,500 annually. We may make matching contributions to each participating employee based on his or her voluntary contributions to the plan up to a maximum of $500 per year. Our matching contributions to the plan are subject to vesting at the rate of 20% per year beginning after the employee's second year of employment with us. The plan is intended to qualify under
Section 401 of the Internal Revenue Code so that contributions by employees or by us to the plan, and income earned on the plan contributions, are not taxable to employees until withdrawn from the plan, and so that contributions by us, if any, will be deductible by us when made. The trustee under the plan, at the discretion of each participant, invests the employee contributions to the plan in selected investment options. For the year ended December 31, 1999, we made matching contributions of approximately $22,700 to the plan.

We may also make, in our discretion, annual profit sharing contributions on behalf of eligible employees. Each employee who is a plan participant on the last day of the plan year and who has completed at least 1,000 hours of service during the year is entitled to a share of any profit sharing contribution we make for the plan year. Our profit sharing contributions are subject to vesting at the rate of 20% per year beginning after the employee's second year of employment with us. Our profit sharing contributions to the plan for the year ended December 31, 1999 were approximately $276,700.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

We have included in our certificate of incorporation a provision indicating that, to the extent permitted by Delaware General Corporation Law, our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as directors, except for liability:

 .for any breach of the director's duty of loyalty to us or our stockholders;

 .for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

 .under Section 174 of the General Corporation Law of the State of Delaware, which relates to unlawful dividends; or

 .for any transaction from which the director derived an improper personal benefit.

Our bylaws provide for the indemnification of our directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law. We may limit the extent of such indemnification by individual contracts with our directors and executive officers, but have not done so. We are not, however, required to indemnify any director or executive officer in connection with any proceeding initiated by that director or executive officer or any proceeding by that director of executive officer against us or our directors, officers, employees or other agents unless (a) indemnification is expressly required to be made by law, (b) the proceeding was authorized by our board of directors or (c) indemnification is provided by us, in our sole discretion, pursuant to the powers vested under the Delaware General Corporation Law. We are required to advance, prior to the final disposition of any proceeding, promptly on request, all expenses incurred by any director or executive officer in connection with that proceeding on receipt of an undertaking by or on behalf of that director or executive officer to repay those amounts if it should be determined ultimately that he or she is not entitled to be indemnified under our bylaws or otherwise.

-------------------------------------------------------------------------------

Management

-------------------------------------------------------------------------------


We have entered into indemnification agreements with our directors and executive officers. These agreements contain provisions that may require us to indemnify these directors and officers against liabilities that may arise because of their status or service as directors or officers, except for liabilities arising from willful misconduct of a culpable nature, advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and obtain directors' and officers' liability insurance if it is maintained for other directors or officers. These agreements do not require us to indemnify our directors and officers in situations where:

 .the remuneration paid to the director or executive officer is determined by final judgment to be in violation of law;

 .a judgment is rendered against the director or executive officer for an accounting of profits made from the purchase or sale of our securities pursuant to the provisions of Section 16(b) of the Securities Exchange Act of 1934;

 .the director's or officer's conduct is adjudged to have been knowingly fraudulent or deliberately dishonest, or constitutes willful misconduct; or

 .a court determines that indemnification under the circumstances is not lawful.

EMPLOYMENT AGREEMENTS

We entered into employment agreements in November 1999 with each of Messrs. Tran and Ghorbanali, and Ms. Nemeti. Under these agreements, Mr. Tran's annual base salary is $199,281, Mr. Ghorbanali's annual base salary is $163,047 and Ms. Nemeti's base salary is $132,300. Annual bonuses may be paid to the executives at the discretion of our board of directors. These agreements may be terminated by us without cause, and for any reason whatsoever, upon 30 days' notice. Under Messrs. Tran and Ghorbanali's agreements, if we decide not to renew their agreement, the executive will be entitled to receive an amount equal to their base salary and benefits at the time of termination for a period of one year from the date of termination. The agreements can also be terminated upon mutual written consent of both the executive and us, at which time the executive is entitled to receive payment of an amount equal to his or her base salary and benefits at the time of termination for a period of six months from the date of termination. If we decide not to renew Ms. Nemeti's agreement, she will be entitled to receive an amount equal to her base salary and benefits at the time of termination for a period of six months from the date of termination. If we mutually agree with Ms. Nemeti to terminate her agreement, she is entitled to receive an amount equal to her base salary and benefits at the time of termination for a period of three months from the date of termination. No other severance provisions are provided. We would have no further obligations to pay any further compensation or benefits whatsoever. These agreements are automatically renewed on an annual basis, with the base salary subject to annual review by the board of directors, but in no event will the executives' minimum compensation be reduced below the annual base salary for the prior year.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

Related party transactions

We have worked closely with Furukawa, our majority stockholder, in the past, and we intend to continue to work closely with Furukawa in the future. We believe that our business dealings with Furukawa and its subsidiaries and affiliates were on terms that were no less favorable than terms that would be available from unrelated third parties for similar transactions. See "Risk factors -- Risks related to our relationship with Furukawa."

We purchase substantially all of our lasers and the majority of our other optical components from Furukawa and its related parties in the regular course of our business. We also sell some of our subsystems and modules in the regular course of our business to Furukawa and several of its subsidiaries and affiliates. Our purchases from these related parties amounted to $8,416,000, $2,706,000 and $2,089,000 for the years ended September 30, 1999, 1998 and
1997 and $12,029,000 for the nine month period ended June 30, 2000. Our sales to these related parties amounted to $611,000, $911,000 and $69,000 for the years ended September 30, 1999, 1998 and 1997 and $1,006,000 for the nine month period ended June 30, 2000. Accounts receivable due to us from our related parties were $52,000, $230,000 and $10,000 at September 30, 1999, 1998
and 1997 and $121,000 at June 30, 2000. Accounts payable to our related parties were $3,184,000, $1,866,000 and $427,000 at September 30, 1999, 1998
and 1997 and $5,995,000 at June 30, 2000. In addition, we paid $69,000 in management fees to Furukawa for consulting and advisory services on management issues for the year ended September 30, 1999. In July 2000, we entered into a short-term development contract with Furukawa to assist us in the purchase, system design, operation, study and execution of new equipment orders to automate our product testing operations. We paid Furukawa $84,000 in exchange for their services under the contract, which was completed in July 2000.

Some of our directors are also executives of Furukawa. Mr. Sakamoto is the President of Furukawa Electric North America, Inc., a wholly-owned subsidiary of Furukawa. Mr. Matsubara is the General Manager of the Fitel Products Division of Furukawa. Mr. Okada is the General Manager of Strategic Planning for Furukawa and Mr. Shibata is the General Manager of Optical Devices Department of Furukawa. See "Risk factors -- Risks related to our relationship with Furukawa."

We have entered into a registration rights agreement with Furukawa includes demand registration rights, piggy-back registration rights and other standard rights and limitations. The registration rights agreement provides that Furukawa may not demand a registration prior to one year from the closing of this offering and also provides that Furukawa will not purchase any shares of our Class A common stock for 180 days following the closing of this offering. In addition to the limitations set forth in the registration rights agreement, Furukawa has agreed not to sell any of its shares of our common stock for a period of 180 days following the date of this prospectus without the prior written consent of UBS Warburg LLC.

We have entered into employment agreements with Messrs. Tran and Ghorbanali and Ms. Nemeti. See "Management -- Employment agreements."

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

Principal stockholders

The following table sets forth information regarding the beneficial ownership of our common stock as of November 2, 2000, as adjusted to reflect the sale of 10,500,000 shares of our Class A common stock in this offering and the conversion of all shares of our preferred stock to shares of our Class B common stock, for each of the following persons:

 .all executive officers;

 .all current and proposed directors; and

 .each person who is known by us to own beneficially five percent or more of our Class A common stock prior to this offering.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or become exercisable within 60 days of November 2, 2000. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder's name. All share numbers and percentages assume no exercise of the underwriters over-allotment option. Unless otherwise indicated, the address of each beneficial owner listed below is c/o Optical Communication Products, Inc., 20961 Knapp Street, Chatsworth, California 91311.

                                                              Percentage of
                                                                 shares
                                                              beneficially
                                                  Number of       owned
                                                     shares ------------------
                                               beneficially   Before     After
Name of beneficial owner                              owned offering  offering
-------------------------------------------------------------------------------
Executive officers and directors:
  Muoi Van Tran (1)..........................    18,740,160     18.8%     17.0%
  Susie L. Nemeti (2)........................     5,649,480      5.9       5.3
  Mohammad Ghorbanali (3)....................    12,387,160     12.6      11.4
  Masato Sakamoto (4)........................    66,000,000     69.3      62.4
  Kunihiro Matsubara (5).....................    66,000,000     69.3      62.4
  Yoshihisa Okada (5)........................    66,000,000     69.3      62.4
  Stewart D. Personick.......................            --       --        --
  Mitsuyoshi Shibata (5).....................    66,000,000     69.3      62.4
Other 5% stockholders:
  Furukawa Electric North America, Inc. (6)..    66,000,000     69.3      62.4
   900 Lafayette Street, Suite 506
   Santa Clara, CA 95050
All directors and executive officers as a
  group (8 persons)(7).......................   102,776,800     98.9%     89.8%

-------
(1) Includes 8,428,760 shares of our Class A common stock held by Muoi Van Tran and Tracy Tam Trang, as Co-Trustees of the Tran Family Trust dated June 26, 1997, 2,100,000 shares of our Class A common stock held by Muoi Van Tran, as trustee of The Muoi Van Tran 2000 Trust dated October 1, 2000 for the benefit of Mr. Tran's family, 2,100,000 shares of our Class A common stock held by Mr. Tran's spouse, Tracy Tam Trang, as trustee of The Tracy Tam Trang 2000 Trust dated October 1, 2000 for the benefit of Mr. Tran's family, 700,000 shares of Class A common stock held by Muoi Van Tran, as trustee of The Muoi Van Tran Trust dated October 1, 2000 for the benefit of Mr. Tran's family, 700,000 shares of Class A common stock held by Mr. Tran's spouse, Tracy Tam Trang, as trustee of The Tracy Tam Trang Trust dated October 1, 2000 for the benefit of Mr. Tran's family, 40,000 shares

-------------------------------------------------------------------------------

Principal stockholders

-------------------------------------------------------------------------------

   of Class A common stock held by Muoi Van Tran and Tracy Tam Trang, as co-trustees of the Tiffany Tam Tran Irrevocable Trust dated October 1, 2000 for the benefit of Mr. Tran's child, 40,000 shares of Class A common stock held by Muoi Van Tran and Tracy Tam Trang, as co-trustees of the Nicholas Nam Tran Irrevocable Trust dated October 1, 2000 for the benefit of Mr. Tran's child, and options to purchase 4,631,400 shares of our Class A common stock at a weighted average exercise price of $3.16 per share, all of which are presently exercisable.

(2) Includes 400,000 shares of our Class A common stock held by Susie Nemeti, as trustee of the Susie Nemeti 2000 Trust dated October 1, 2000 for the benefit of Ms. Nemeti's child, and 400,000 shares of our Class A common stock held by Ms. Nemeti's spouse, Attila Nemeti, as trustee of the Attila Nemeti 2000 Trust dated October 1, 2000 for the benefit of Ms. Nemeti's child, and options to purchase 883,120 shares of our Class A common stock at an exercise price of $11.00 per share, all of which are presently exercisable.

(3) Includes 5,000,000 shares of our Class A common stock held by Mohammad Ghorbanali, as trustee of the Mohammad Ghorbanali 2000 Trust dated October 1, 2000 for the benefit of Mr. Ghorbanali's family, 30,000 shares of our Class A common stock held by Mohammad Ghorbanali, as trustee of the Navid Ghorbanali Irrevocable Trust dated October 1, 2000 for the benefit of
    Mr. Ghorbanali's child, 30,000 shares of our Class A common stock held by Mohammad Ghorbanali, as trustee of the Negar Ghorbanali Irrevocable Trust dated October 1, 2000 for the benefit of Mr. Ghorbanali's child, and options to purchase 3,252,240 shares of our Class A common stock at a weighted average exercise price of $3.68 per share, all of which are presently exercisable.

(4) Consists of 66,000,000 shares of our Class B common stock held by Furukawa Electric North America, Inc. Mr. Sakamoto is the President of Furukawa Electric North America, Inc. Mr. Sakamoto disclaims beneficial ownership of these shares.

(5) Consists of 66,000,000 shares of our Class B common stock held by Furukawa Electric North America, Inc., a wholly-owned subsidiary of The Furukawa Electric Co., Ltd. Mr. Matsubara is a director and the General Manager of the Fitel Products Division of The Furukawa Electric Co., Ltd. Mr. Okada is the General Manager of Strategic Planning for The Furukawa Electric Co., Ltd. Mr. Shibata is the General Manager of the Optical Devices Department at The Furukawa Electric Co., Ltd. Messrs. Matsubara, Okada and Shibata disclaim beneficial ownership of these shares.

(6) Consists of 66,000,000 shares of our Class B common stock.

(7) Includes options to purchase 8,766,760 shares of our Class A common stock at a weighted average exercise price of $4.14 per share, all of which are presently exercisable, and 66,000,000 shares of our Class B common stock.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

Description of capital stock

The following information describes our common stock and preferred stock, as well as options to purchase our Class A common stock, and provisions of our certificate of incorporation and our bylaws, all as will be in effect upon the completion of this offering. This description is only a summary. You should also refer to our certificate of incorporation and bylaws which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock, as well as options to purchase our Class A common stock, reflect changes to our capital structure that will occur upon the completion of this offering in accordance with the terms of the certificate of incorporation.

As of November 2, 2000, all outstanding shares of our capital stock were held of record by eight stockholders. Upon the completion of this offering, our authorized capital stock will consist of 266,000,000 shares of common stock, comprised of 200,000,000 shares classified as our Class A common stock, par value $0.001 per share, and 66,000,000 shares classified as our Class B common stock, par value $0.001 per share. We will also have 10,000,000 shares of authorized preferred stock, par value $0.001 per share. As shares of our Class B common stock are converted into shares of our Class A common stock, the number of shares classified as Class B common stock will be reduced and the number of shares classified Class A common stock will be increased on a one for one basis.

COMMON STOCK

We are authorized to issue 266,000,000 shares of common stock, comprised of 200,000,000 shares classified as our Class A common stock, par value $0.001 per share, and 66,000,000 shares classified as our Class B common stock, par value $0.001 per share. The number of shares of our Class A common stock will be increased, and the number of shares of our Class B common stock will be decreased, on a one for one basis as our shares of Class B common stock are converted into shares of Class A common stock. Options to purchase an aggregate of 11,720,360 shares of our Class A common stock will be outstanding upon completion of this offering. There will be 39,805,040 shares of our Class A common stock outstanding after giving effect to the sale of the shares offered in this offering.

 .Voting rights -- Holders of our Class A common stock are entitled to one vote per share. Holders of our Class B common stock are entitled to 10 votes per share. Holders of our Class A common stock and our Class B common stock vote together as a single class on all matters presented to the stockholders for their vote or approval, except as may be required by Delaware law. Delaware law requires that a class of shares will be entitled to vote separately from other classes where a proposed amendment to the certificate of incorporation would increase or decrease the par value of the shares of the class or change the powers, preferences, or special rights of the shares of the class adversely. Our certificate of incorporation allows us to increase or decrease the number of authorized shares of Class A common stock or Class B common stock by action of the board of directors and the affirmative vote of the holders of a majority of the voting power of our common stock entitled to vote.

 Furukawa will receive shares of Class B common stock in exchange for shares of preferred stock which it holds prior to the closing of this offering in connection with our reincorporation from California to Delaware. Our management agreed to provide the Class B common stock with superior voting rights so that Furukawa would continue to control us after this offering and to deter unsolicited third party bids to acquire us. The ten to one share voting preference was determined through a combination of negotiations between Furukawa and our management and a review of the voting rights of other publicly held companies with disparate voting rights.

-------------------------------------------------------------------------------

Description of capital stock

-------------------------------------------------------------------------------


 .Dividends -- Holders of record of shares of our common stock are entitled to receive dividends when, if and as may be declared by the board of directors out of funds legally available for such purposes, subject to the rights of preferred stockholders and the terms of our credit facility. No dividends may be declared or paid on any share of any class of common stock, unless such dividend, at the same rate per share, is simultaneously declared or paid on each share of the other class of our common stock. In the case of a stock dividend or distribution, holders of our Class A common stock are entitled to receive the same percentage dividend or distribution as holders of our Class B common stock and vice versa, except that stock dividends and distributions shall be made in shares of our Class A common stock to the holders of our Class A common stock and in shares of our Class B common stock to the holders of our Class B common stock unless the board of directors determines in its discretion that it is more desirable to distribute shares of our Class A common stock with respect to our Class B common stock. We presently intend to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying cash dividends in the foreseeable future.

 .Convertibility -- Each share of our Class B common stock is convertible, at the option of its holder, into one fully paid and nonassessable share of our Class A common stock at any time. Our Class A common stock is not convertible into our Class B common stock. Each share of our Class B common stock will be automatically converted into one share of our Class A common stock if that share is transferred to any entity other than an entity controlling, controlled by or under common control with Furukawa. Control, for purposes of automatic conversion, is defined in our certificate of incorporation as ownership of more than 75% of the equity interest in an entity and 75% of the voting power on all matters. In addition, our Class B common stock will automatically convert into shares of our Class A common stock if the total number of outstanding shares of Class B common stock falls below 20% of total number of outstanding shares of our common stock. Each share of Class B common stock that is converted into a share of Class A common stock will be cancelled and will not be reissued.

 .Liquidation rights -- Upon our liquidation, dissolution or winding-up, the holders of our Class A common stock are entitled to share ratably with the holders of our Class B common stock in all assets available for distributions after payment in full to creditors and holders of preferred stock.

 .Other provisions -- The holders of our common stock are not entitled to cumulative voting, preemptive or subscription rights. In any merger, consolidation or business combination, the consideration to be received per share by holders of our Class A common stock is identical to that to be received by holders of our Class B common stock. No class of common stock may be subdivided, consolidated, reclassified or otherwise changed unless the other class of common stock concurrently is subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner. All outstanding shares are, and the shares of our Class A common stock sold in the offering will be validly issued, fully paid and nonassessable.

PREFERRED STOCK

Upon the completion of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series. Our board of directors also has the authority to designate the rights, preferences, privileges and restrictions of each such series, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series.

We could issue our preferred stock in circumstances that might have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders. We could issue our preferred stock with voting and conversion rights might also adversely affect the voting power of the holders

-------------------------------------------------------------------------------

Description of capital stock

-------------------------------------------------------------------------------

of our Class A common stock. In certain circumstances, we could issue our preferred stock with the effect of decreasing the market price of our Class A common stock.

OPTIONS

As of November 2, 2000, options to purchase a total of 11,720,360 shares of Class A common stock were outstanding. Additional options to purchase a total of 8,638,080 shares of Class A common stock may be granted under the 2000 Stock Incentive Plan. In addition, 300,000 shares of our Class A common stock may be granted under our 2000 Employee Stock Purchase Plan. See "Management --
 Stock plans/employee benefit programs."

AUTHORIZED BUT UNISSUED CAPITAL STOCK

Following the completion of this offering, we estimate that there will be approximately 160,194,960 shares of authorized but unissued Class A common stock. Of this amount, 21,792,040 Shares of Class A common stock are reserved for issuance upon exercise of options outstanding or available for future grant under our stock option plans or outside of our stock option plans, and 300,000 shares of Class A common stock are reserved for future issuance under our Employee Stock Purchase Plan. In addition, following the completion of this offering, there will be 66,000,000 shares of authorized Class B common stock, all of which will be issued and outstanding, and 10,000,000 shares of authorized preferred stock, of which none will be issued and outstanding. All of our Class B common stock will be outstanding. If the underwriters' over-allotment option is exercised in full, we will have approximately 158,619,960 shares of authorized but unissued Class A common stock. Delaware law does not require stockholder approval for the issuance of authorized shares. However, the listing requirements of The Nasdaq Stock Market, Inc., which apply so long as the common stock remains included in that inter-dealer quotation system, require prior stockholder approval of specified issuances, including issuances of shares bearing voting power equal to or exceeding 20% of the pre-issuance outstanding voting power or pre-issuance outstanding number of shares of common stock. These additional shares could be used for a variety of corporate purposes, including, but not limited to, facilitating corporate acquisitions. We currently do not have any plans to issue additional shares of common stock or preferred stock, other than upon conversion of our Class B common stock or in connection with employee compensation plans. See "Management -- Stock plans/employee benefit programs." One of the effects of the existence of unissued and unreserved common stock and preferred stock may be to enable our board of directors to issue shares to persons who may agree or be inclined to vote in concert with current management on issues put to consideration of stockholders, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and protect the continuity of our management and possibly deprive our stockholders of the opportunity to sell their shares of common stock at prices higher than prevailing market prices.

DELAWARE ANTI-TAKEOVER LAW AND CHARTER AND BYLAW PROVISIONS

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder.

-------------------------------------------------------------------------------

Description of capital stock

-------------------------------------------------------------------------------

Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of us without further action by our stockholders.

Our certificate of incorporation and bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control of our company, including changes a stockholder might consider favorable. In particular, our certificate of incorporation and bylaws, as applicable, among other things, will:

 .provide that the holders of our Class B common stock are entitled to ten votes per share on matters submitted to a vote of our stockholders;

 .provide that special meetings of stockholders can only be called by our president or secretary at the request in writing of a majority of the members of our board of directors or holders of at least 10% of the total voting power of all outstanding shares of stock entitled to vote. In addition, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by our board of directors or the stockholders;

 .provide for an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and with regard to business to be brought before a meeting of stockholders;

 .provide that vacancies on our board of directors may be filled by a majority of directors in office, although less than a quorum; and

 .allow us to issue up to 10,000,000 shares of preferred stock with rights senior to those of the common stock and that otherwise could adversely affect the rights and powers, including voting rights, of the holders of common stock. In some circumstances, this issuance could have the effect of decreasing the market price of our Class A common stock, as well as having the anti-takeover effects discussed above.

In addition, provisions of our 2000 Stock Incentive Plan allow for the automatic vesting of all outstanding options granted under the plan if a change in control occurs and the acquirer terminates an option holder other than for cause or if an option holder terminates employment for good reason circumstances. Such provisions may have the effect of discouraging a third-party from acquiring us, even if doing so would be beneficial to our stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by them, and to discourage some types of transactions that may involve an actual or threatened change in control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage some tactics that may be used in proxy fights. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms. However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

Shares eligible for future sale

Prior to this offering, there has been no market for our Class A common stock. Future sales of substantial amounts of our Class A common stock in the public market could adversely affect prevailing market prices. Furthermore, only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale (as described below), sales of substantial amounts of our Class A common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering, we will have outstanding 39,805,040 shares of our Class A common stock. Of these shares, the 10,500,000 shares sold in the offering (plus any shares issued upon exercise of the underwriters' over-allotment option) will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act (generally, our officers, directors or 10% stockholders).

The remaining 29,305,040 shares outstanding are "restricted securities" within the meaning of Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which are summarized below. Sales of the restricted securities in the public market, or the availability of such shares for sale, could adversely affect the market price of the Class A common stock.

Our stockholders and option holders have entered into lock-up agreements providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our Class A common stock or any securities exercisable for or convertible into our Class A common stock owned by them for a period of 180 days after the effective date of the registration statement filed pursuant to this offering without the prior written consent of UBS Warburg LLC. As a result of these contractual restrictions, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, shares subject to lock-up agreements may not be sold until such agreements expire or are waived by the designated underwriters' representative. Taking into account the lock-up agreements, and assuming UBS Warburg LLC does not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

 .beginning on the effective date of the offering, only the shares sold in this offering will be immediately available for sale in the public market; and

 .an additional 27,871,440 shares will become eligible for sale pursuant to Rule 144 beginning 180 days after the date of this prospectus. Shares eligible to be sold by affiliates pursuant to Rule 144 are subject to volume restrictions as described below.

In general, under Rule 144 as currently in effect, and beginning after the expiration of the lock-up agreements, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: one percent of the number of shares of Class A common stock then outstanding (which will equal approximately 39,805 shares immediately after the offering) or the average weekly trading volume of the Class A common stock during the four calendar weeks preceding the sale. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate of us at any

-------------------------------------------------------------------------------

Shares eligible for future sale

-------------------------------------------------------------------------------

time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Beginning 90 days after the effective date, any employee, officer or director of or consultant to us who purchased shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. In addition, we intend to file registration statements under the Securities Act as promptly as possible after the effective date to register shares to be issued pursuant to our employee benefit plans. As a result, any options exercised under our 2000 Stock Incentive Plan or 2000 Employee Stock Purchase Plan or any of our other benefit plans after the effectiveness of such registration statement will also be freely tradable in the public market, except that shares held by affiliates will still be subject to the volume limitation, manner of sale, notice and public information requirements of Rule 144 unless otherwise resalable under Rule 701. As of November 2, 2000, there were outstanding options to purchase 11,720,360 shares of Class A common stock granted under our stock option plans and granted outside of our stock option plans. See "Risk Factors -- A substantial amount of our shares will be eligible for sale shortly after this offering" and "Management -- stock plans/employee benefit programs."

In addition, we expect to register to sell 12,121,680 shares of Class A common stock reserved for issuance under our 2000 Stock Incentive Plan, 300,000 shares of Class A common stock reserved for issuance under our 2000 Employee Stock Purchase Plan and 8,766,760 shares of Class A common stock issuable upon exercise of options granted outside of our stock option plans. As of November 2, 2000, options to purchase 11,720,360 shares of our Class A common stock were outstanding. Shares acquired upon exercise of these options will be eligible for sale in the public market from time to time subject to vesting and the 180-day lock-up restrictions that apply to the outstanding stock. The exercise price of all of these stock options is lower than the initial public offering price of our Class A common stock. The sale of a significant number of these shares could cause the price of our Class A common stock to decline. See "Shares eligible for future sale" for more detailed information.

We have entered into a registration rights agreement with Furukawa which includes demand registration rights, piggy-back registration rights and other standard rights and limitations. The registration rights agreement provides that Furukawa may not demand a registration prior to one year from the closing of this offering. The registration rights agreement also provides that Furukawa will not purchase any shares of our Class A common stock for 180 days following the closing of this offering. In addition to the limitations set forth in the registration rights agreement, Furukawa has agreed not to sell any of its shares of our common stock for a period of 180 days following the date of this prospectus without the prior written consent of UBS Warburg LLC.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

Underwriting

We and the underwriters for the offering named below have entered into an underwriting agreement concerning the shares being offered. Subject to conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. UBS Warburg LLC, J.P. Morgan Securities Inc., U.S. Bancorp Piper Jaffray Inc. and Wit SoundView Corporation are the representatives of the underwriters.

                                                                          Number
Underwriter                                                            of shares
--------------------------------------------------------------------------------
UBS Warburg LLC.....................................................   3,298,750
J.P. Morgan Securities Inc. ........................................   2,356,250
U.S. Bancorp Piper Jaffray Inc......................................   1,885,000
Wit SoundView Corporation...........................................   1,885,000
Banc of America Securities LLC......................................     125,000
Cantor Fitzgerald & Co..............................................     125,000
CIBC World Markets Corp.............................................     125,000
Morgan Stanley & Co. Incorporated...................................     125,000
Thomas Weisel Partners LLC..........................................     125,000
Robert W. Baird & Co. Incorporated..................................      75,000
Morgan Keegan & Company, Inc. ......................................      75,000
Raymond James & Associates, Inc. ...................................      75,000
Ryan, Beck & Co.....................................................      75,000
Sands Brothers & Co., Ltd. .........................................      75,000
Tucker Anthony Incorporated.........................................      75,000
                                                                      ----------
  Total.............................................................  10,500,000
                                                                      ==========

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have a 30-day option to buy from us up to an additional 1,575,000 shares at the initial public offering price less the underwriting discounts and commissions to cover these sales. If any shares are purchased under this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional 1,575,000 shares.

                                                       No exercise Full exercise
--------------------------------------------------------------------------------
Per share.............................................  $     0.77         $0.77
Total.................................................  $8,085,000    $9,297,750

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $1,000,000.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.46 per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.16 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of Class A common stock to be offered.

Our company and each of, our directors, officers, stockholders and optionholders have agreed with the underwriters not to offer, sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, or file with

-------------------------------------------------------------------------------

Underwriting

-------------------------------------------------------------------------------

the SEC a registration statement under the Securities Act relating to, any shares of our Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, without the prior written consent of UBS Warburg LLC.

The underwriters have reserved for sale, at the initial public offering price, 525,000 shares of our Class A common stock being offered for sale to our customers and business partners. At the discretion of our management, other parties, including our employees, may participate in the reserved shares program. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was negotiated by us and the representatives. The principal factors to be considered in determining the initial public offering price included:

 .the information set forth in this prospectus and otherwise available to the representatives;

 .the history and the prospects for the industry in which we compete;

 .the ability of our management;

 .our prospects for future earnings, the present state of our development and our current financial position;

 .the general condition of the securities markets at the time of this offering; and

 .recent market prices of, and demand for, publicly traded common stock of comparable companies.

In connection with the offering, the underwriters may purchase and sell shares of our Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our Class A common stock while the offering is in progress. The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions. These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our Class A common stock. As a result, the

-------------------------------------------------------------------------------

Underwriting

-------------------------------------------------------------------------------

price of our Class A common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

We have agreed to indemnify the several underwriters against liabilities, including liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make in respect thereof.

A prospectus in electronic format is being made available on an Internet web site maintained by Wit SoundView Corporation's strategic partner, E*Trade Securities, Inc. In addition, other dealers purchasing shares from Wit SoundView in this offering have agreed to make a prospectus in electronic format available of websites maintained by each of these dealers. The underwriters may allocate a number of shares to Wit SoundView Corporation for sale to online brokerage account holders. These online brokerage account holders will have the opportunity to purchase shares using the Internet in accordance with procedures established by Wit SoundView Corporation or one or more selected dealers.

In the past, J.P. Morgan Securities Inc. and/or its affiliates have provided financial services unrelated to this offering to Furukawa, our majority stockholder, and J.P. Morgan Securities Inc. and/or its affiliates may do so in the future. From time to time, J.P. Morgan Securities Inc. and its affiliates have provided, and may provide in the future, investment banking and commercial banking services to Furukawa in the ordinary course of their respective businesses, for which they have received customary fees.

-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

Legal matters

Brobeck, Phleger & Harrison LLP, Los Angeles, California, will pass for us on the validity of the Class A common stock offered hereby. Wilson Sonsini Goodrich and Rosati, P.C., Palo Alto, California, is acting as counsel for the underwriters in connection with selected legal matters relating to the shares of Class A common stock offered by this prospectus.

Experts

The financial statements of Optical Communication Products, Inc. as of September 30, 1998, 1999 and June 30, 2000 and for the years ended September 30, 1997, 1998 and 1999 and for the nine months ended June 30, 2000 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports included herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

Where you can find more information

We filed a registration statement on Form S-1 under the Securities Act with the SEC to register the shares of our Class A common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. You should refer to the registration statement and the exhibits to the registration statement for more information about us and our Class A common stock. Our statements in this prospectus concerning the contents of any document are not necessarily complete, and in each instance, we refer you to the copy of the document filed as an exhibit to the registration statement. Each statement about those documents is qualified in its entirety by this reference.

Following the offering, we will become subject to the reporting requirements of the Securities Exchange Act of 1934. In accordance with that law, we will be required to file reports and other information with the SEC. The registration statement and exhibits, as well as those reports and other information when we file them, may be inspected without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Copies of all or any part of the registration statement may be obtained from the SEC's offices upon payment of fees prescribed by the SEC. The SEC maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

We will furnish to our stockholders annual reports and unaudited quarterly reports for the first three quarters of each fiscal year. Annual reports will include audited financial statements prepared in accordance with accounting principles generally accepted in the United States of America. The financial statements included in those annual reports will be audited and reported upon, with an opinion expressed, by our independent auditors.

-------------------------------------------------------------------------------

OPTICAL COMMUNICATION PRODUCTS, INC.

--------------------------------------------------------------------------------

INDEX TO FINANCIAL STATEMENTS

                                                                           Page
-------------------------------------------------------------------------------
Independent Auditors' Report.............................................   F-2
Balance Sheets -- September 30, 1998, 1999 and June 30, 2000.............   F-3
Statements of Income -- Years ended September 30, 1997, 1998 and 1999 and
  the nine months ended June 30, 1999 (unaudited) and 2000...............   F-4
Statements of Stockholders' Equity -- Years ended September 30, 1997,
  1998 and 1999 and the nine months ended June 30, 2000..................   F-5
Statements of Cash Flows -- Years ended September 30, 1997, 1998 and 1999
  and the nine months ended June 30, 1999 (unaudited) and 2000...........   F-6
Notes to Financial Statements............................................   F-7

--------------------------------------------------------------------------------

OPTICAL COMMUNICATION PRODUCTS, INC.

-------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Optical Communication Products, Inc.:

We have audited the accompanying balance sheets of Optical Communication Products, Inc. (the "Company") as of September 30, 1998, 1999 and June 30, 2000, and the related statements of income, stockholders' equity, and cash flows for the years ended September 30, 1997, 1998 and 1999 and the nine months ended June 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 1998, 1999 and June 30, 2000, and the results of its operations and its cash flows for the years ended September 30, 1997, 1998, 1999 and the nine months ended June 30, 2000 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Los Angeles, California
August 29, 2000

-------------------------------------------------------------------------------

OPTICAL COMMUNICATION PRODUCTS, INC.

--------------------------------------------------------------------------------

BALANCE SHEETS
(In thousands, except share and per share amounts)

                                            September 30,
                                           --------------- June 30,
                                              1998    1999     2000
-------------------------------------------------------------------------------
Assets
Current assets:
 Cash and cash equivalents................ $ 1,863 $ 2,447 $ 2,801
 Marketable securities....................     989     497   4,439
 Accounts receivable, less allowance for
  doubtful accounts: $52 -- 1998, $297 --
   1999 and $1,428 -- 2000................   4,175   8,185  20,179
 Inventories, net.........................   3,384   8,308  13,320
 Deferred income taxes....................     274     662   1,466
 Prepaid expenses and other current
  assets..................................      82      81      86
                                           ------- ------- -------
Total current assets......................  10,767  20,180  42,291
Property, plant and equipment, net........     875   5,940   7,521
Other assets..............................      19      29      19
                                           ------- ------- -------
Total assets.............................. $11,661 $26,149 $49,831
                                           ======= ======= =======
Liabilities and Stockholders' Equity
Current liabilities:
 Current portion of long-term debt........         $   471 $   471
 Accounts payable......................... $   467   2,138   2,321
 Accounts payable to related parties......   1,866   3,184   5,995
 Accrued bonuses..........................     530   1,038   3,065
 Other accrued expenses...................     690   1,125   1,582
 Income taxes payable.....................             254   2,028
                                           ------- ------- -------
Total current liabilities.................   3,553   8,210  15,462
                                           ------- ------- -------
Long-term debt............................           2,750   2,414
                                           ------- ------- -------
Deferred income taxes.....................      53      93      56
                                           ------- ------- -------
Commitments and contingencies (note 7)....
                                                                     Pro Forma
                                                                     (Note 13)
                                                                    (unaudited)
Stockholders' equity:
 Preferred stock, no par value; 70,000,000
  shares authorized; 66,000,000 shares
  issued and outstanding at September 30,
  1998, 1999 and June 30, 2000............   1,650   1,650   1,650         --
 Common stock, no par value; 150,000,000
  shares authorized; 27,321,440 and
  27,401,440 shares issued and outstanding
  at September 30, 1998 and 1999,
  respectively, and 27,871,440 shares
  issued and outstanding at June 30,
  2000....................................     167     172     269         --
 Class A -- common stock, $.001 par value;
  200,000,000 shares authorized;
  27,871,440 shares issued and outstanding
  at June 30, 2000 (pro forma)............                                 28
 Class B -- common stock, $.001 par value;
  66,000,000 shares authorized; 66,000,000
  shares issued and outstanding at
  June 30, 2000 (pro forma)...............                                 66
 Additional paid in capital (pro forma)...                              1,825
 Retained earnings........................   6,238  13,274  29,980     29,980
                                           ------- ------- -------    -------
Total stockholders' equity................   8,055  15,096  31,899     31,899
                                           ------- ------- -------    -------
Total..................................... $11,661 $26,149 $49,831    $49,831
                                           ======= ======= =======    =======

See accompanying notes to financial statements.

--------------------------------------------------------------------------------

OPTICAL COMMUNICATION PRODUCTS, INC.

--------------------------------------------------------------------------------

STATEMENTS OF INCOME
(In thousands, except per share data)

                                                                Nine Months
                                     Years Ended September         Ended
                                              30,                June 30,
                                    ------------------------  ---------------
                                       1997    1998     1999     1999    2000
------------------------------------------------------------  ---------------
                                                           (unaudited)
Revenue............................ $10,126 $19,620  $36,036  $23,325 $69,061
Cost of revenue....................   5,797  11,086   20,860   13,991  34,584
                                    ------- -------  -------  ------- -------
Gross profit.......................   4,329   8,534   15,176    9,334  34,477
                                    ------- -------  -------  ------- -------
Expenses:
 Research and development..........     465     779    1,134      778   1,656
 Selling and marketing.............     563     999    1,364      971   1,980
 General and administrative........     369     712    1,065      654   2,782
                                    ------- -------  -------  ------- -------
Total expenses.....................   1,397   2,490    3,563    2,403   6,418
                                    ------- -------  -------  ------- -------
Income from operations.............   2,932   6,044   11,613    6,931  28,059
                                    ------- -------  -------  ------- -------
Other income (expense):
 Interest income...................      62     121      149      122     217
 Interest expense..................      --      (2)     (60)      --    (188)
 Other income......................      --      --       27       --     108
                                    ------- -------  -------  ------- -------
Other income--net..................      62     119      116      122     137
                                    ------- -------  -------  ------- -------
Income before income taxes.........   2,994   6,163   11,729    7,053  28,196
Income taxes.......................   1,205   2,492    4,693    2,901  11,490
                                    ------- -------  -------  ------- -------
Net income.........................   1,789   3,671    7,036    4,152  16,706
Preferred stock dividends..........     206      --       --       --      --
                                    ------- -------  -------  ------- -------
Net income attributable to common
   stockholders.................... $ 1,583 $ 3,671  $ 7,036  $ 4,152 $16,706
                                    ======= =======  =======  ======= =======
Basic earnings per share........... $  0.06 $  0.13  $  0.26  $  0.15 $  0.61
                                    ======= =======  =======  ======= =======
Diluted earnings per share......... $  0.02 $  0.04  $  0.07  $  0.04 $  0.16
                                    ======= =======  =======  ======= =======
Basic shares outstanding...........  27,321  27,321   27,348   27,330  27,439
                                    ======= =======  =======  ======= =======
Diluted shares outstanding.........  99,842 100,494  101,132  101,140 103,302
                                    ======= =======  =======  ======= =======
Pro forma basic earnings per share
   (unaudited).....................                  $  0.08          $  0.18
                                                     =======          =======
Pro forma diluted earnings per
   share (unaudited)...............                  $  0.07          $  0.16
                                                     =======          =======
Pro forma basic shares outstanding
   (unaudited).....................                   93,348           93,439
                                                     =======          =======
Pro forma diluted shares
   outstanding (unaudited).........                  101,132          103,302
                                                     =======          =======

See accompanying notes to financial statements.

--------------------------------------------------------------------------------

OPTICAL COMMUNICATION PRODUCTS, INC.

--------------------------------------------------------------------------------

STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share data)

                           Preferred Stock    Common Stock
                          ----------------- ----------------- Retained
                              Shares Amount     Shares Amount Earnings    Total
--------------------------------------------------------------------------------
Balance, October 1,
   1996.................  66,000,000 $1,650 27,321,440   $167  $   984  $ 2,801
 Net Income.............                                         1,789    1,789
 Preferred Stock
    Dividends...........                                          (206)    (206)
                          ---------- ------ ----------   ----  -------  -------
Balance, September 30,
   1997.................  66,000,000  1,650 27,321,440    167    2,567    4,384
 Net Income.............                                         3,671    3,671
                          ---------- ------ ----------   ----  -------  -------
Balance, September 30,
   1998.................  66,000,000  1,650 27,321,440    167    6,238    8,055
 Net Income.............                                         7,036    7,036
 Issuance of common
    stock...............                        80,000      5                 5
                          ---------- ------ ----------   ----  -------  -------
Balance, September 30,
   1999.................  66,000,000  1,650 27,401,440    172   13,274   15,096
 Issuance of common
    stock...............                       470,000     97                97
 Net Income.............                                        16,706   16,706
                          ---------- ------ ----------   ----  -------  -------
Balance, June 30, 2000..  66,000,000 $1,650 27,871,440   $269  $29,980  $31,899
                          ========== ====== ==========   ====  =======  =======

See accompanying notes to financial statements.

--------------------------------------------------------------------------------

OPTICAL COMMUNICATION PRODUCTS, INC.

--------------------------------------------------------------------------------

STATEMENTS OF CASH FLOWS
(In thousands)

                                                           Nine Months Ended
                             Years Ended September 30,          June 30,
                             ---------------------------  --------------------
                                1997      1998      1999     1999         2000
-------------------------------------------------------------------------------
                                                          (unaudited)
Operating activities:
Net income.................  $ 1,789  $  3,671  $  7,036    $ 4,152   $ 16,706
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
 Depreciation..............      111       163       305        199        495
 Changes in operating
  assets and liabilities:
 Accounts receivable, net..     (568)   (2,304)   (4,010)    (2,423)   (11,994)
 Inventories, net..........     (178)   (2,208)   (4,924)    (2,763)    (5,012)
 Deferred income taxes.....       15       (35)     (348)      (184)      (841)
 Prepaid expense and other
  current assets...........      107       (48)        1        (23)        (5)
 Other assets..............       --        --       (10)       (10)        10
 Accounts payable..........      (62)      193     1,645        819        183
 Accounts payable to
  related parties..........      166     1,439     1,318        736      2,811
 Accrued bonuses...........       26       383       508        168      2,027
 Other accrued expenses....       86       386       436        157        457
 Income taxes payable......      324      (323)      279        668      1,774
                             -------  --------  --------    -------   --------
Net cash provided by
 operating activities......    1,816     1,317     2,236      1,496      6,611
                             -------  --------  --------    -------   --------
Investing activities:
Purchase of marketable
 securities................     (318)   (2,810)   (1,508)    (1,499)    (5,442)
Maturities of marketable
 securities................      504     2,326     2,000      1,500      1,500
Purchase of property, plant
 and equipment.............     (306)     (631)   (5,370)      (695)    (2,076)
                             -------  --------  --------    -------   --------
Net cash used in investing
 activities................     (120)   (1,115)   (4,878)      (694)    (6,018)
                             -------  --------  --------    -------   --------
Financing activities:
Proceeds from long term
 debt......................       --        --     3,300         --         --
Principal payments on long
 term debt.................     (333)       --       (79)        --       (336)
Preferred stock dividends..     (206)       --        --         --         --
Issuance of common stock...       --        --         5          5         97
                             -------  --------  --------    -------   --------
Net cash provided by (used
 in) financing activities..     (539)       --     3,226          5       (239)
                             -------  --------  --------    -------   --------
Increase in cash and cash
 equivalents...............    1,157       202       584        807        354
                             -------  --------  --------    -------   --------
Cash and cash equivalents,
 beginning of year.........      504     1,661     1,863      1,863      2,447
                             -------  --------  --------    -------   --------
Cash and cash equivalents,
 end of year...............  $ 1,661  $  1,863  $  2,447    $ 2,670   $  2,801
                             =======  ========  ========    =======   ========
Supplemental disclosures of
 cash flow information:
Cash paid during the year
 for:
 Interest..................  $    89        --  $     48         --   $    188
 Income taxes..............  $   760  $  2,497  $  4,710    $ 2,769   $ 10,557

See accompanying notes to financial statements.

--------------------------------------------------------------------------------

OPTICAL COMMUNICATION PRODUCTS, INC.

-------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS

1. GENERAL INFORMATION

The accompanying financial statements of Optical Communication Products, Inc., a California corporation (the "Company") reflect the results of its operations for the years ended September 30, 1997, 1998 and 1999 and the nine months ended June 30, 1999 and 2000. The Company's operations are primarily located in Chatsworth, California. The Company is a majority-owned subsidiary of Furukawa Electric Company, Ltd. of Japan. Furukawa beneficially owns 70.3% of the Company's capital stock at June 30, 2000.

Unaudited Interim Financial Data

The interim financial statements for the nine month period ended June 30, 1999 are unaudited and have been prepared on the same basis as the audited financial statements and in the opinion of management reflect all adjustments, consisting of normal recurring items necessary to present fairly the financial information set forth therein in accordance with accounting principles generally accepted in the United States of America. The results of operations for interim periods are not necessarily indicative of results expected for a full year.

Operations

The Company operates in one industry segment that includes the design and manufacture of fiber optic components. The Company's products consist of optical transmitters, receivers, transceivers and transponders which convert electronic signals into optical signals and back to electronic signals. Many of the Company's major customers purchase through contract manufacturers. Contract manufacturers purchase on behalf of the Company's major customers and to their specifications. Revenue from the Company's three largest direct sale customers, which may include contract manufacturers or major end user customers, amounted to 29.5%, 13.4% and 11.7%, respectively, for the nine months ended June 30, 2000. One direct sale customer amounted to 10.8% of revenue in 1999, one direct sale customer amounted to 21.7% of revenue in 1998 and one direct sale customer amounted to 12.7% of revenue in 1997.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents include unrestricted deposits and short-term investments with an original maturity of three months or less.

Marketable Securities

Marketable securities represent United States treasury notes and treasury bonds with a maturity of greater than three months. These securities are classified as held to maturity because the Company has the intent and ability to hold the securities to maturity. Gross unrealized gains and losses on held-to-maturity marketable securities are not material. Maturities of held-to-maturity marketable debt securities range from three months to six months.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market, and net of an allowance for obsolesence.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Provision for depreciation has been made based upon the estimated useful lives of the assets, which range from three to thirty-nine years, using the straight-line method.

-------------------------------------------------------------------------------

OPTICAL COMMUNICATION PRODUCTS, INC.

-------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS (continued)


Impairment of Long-Lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may no longer be recoverable. If the estimated future cash flows (undiscounted and without interest charges) from the use of an asset are less than the carrying value, a write-down would be recorded to reduce the related asset to its estimated fair value. For purposes of estimating future cash flows from impaired assets, the Company groups assets at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. There have been no impairment charges recorded by the Company.

Income Taxes

Income taxes are provided for taxes currently payable or refundable, and deferred income taxes arising from future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The income tax provision for interim periods is based upon the estimated effective income tax rate for the full year.

Earnings Per Share

Basic earnings per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, using the as-if-converted method for the Company's preferred shares and the treasury stock method for stock options.

Revenue Recognition

The Company recognizes revenue from product sales upon shipment, as shipments are FOB shipping point, assuming collectibility of the resulting receivable is probable. Sales returns and warranty claims are not material.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, which summarizes views of the Commission staff in applying accounting principles generally accepted in the United States of America to revenue recognition in financial statements. The Company believes that its current revenue recognition principles comply with this bulletin.

Research and Development Costs

Costs associated with the development of new products are charged to expense when incurred.

Preferred and Common Stock

The Company currently has one class of no par common stock and no par Series A preferred stock which is convertible into common stock. On June 6, 2000, the Board of Directors authorized a 40-for-1 split of the Company's common stock and its Series A preferred stock. Share and per share amounts for all periods have been restated to reflect the stock split (see Note 13).

-------------------------------------------------------------------------------

OPTICAL COMMUNICATION PRODUCTS, INC.

-------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS (continued)


Use of Estimates in the Preparation of the Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

Fair Value of Financial Instruments

The recorded values of accounts receivable, accounts payable and accrued expenses approximate their fair values based on their short-term nature. The recorded value of long-term debt and other liabilities approximate fair value, as interest is tied to market rates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, placed with high credit quality institutions, and accounts receivable. The Company sells products and extends credit to customers, primarily in the United States, and periodically monitors its exposure to credit losses, and maintains allowances for anticipated losses. Accounts receivable from the Company's three largest customers amounted to $4,646,000, $4,366,000, and $2,710,000 at June 30, 2000,
respectively. Accounts receivable from the Company's largest customers amounted to $1,095,000 and $959,000 at September 30, 1999 and 1998,
respectively.

Segment Reporting

Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures About Segments of an Enterprise and Related Information" establishes standards for the manner in which public companies report information about operating segments in annual and interim financial statements. SFAS No. 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. The method for determining what information to report is based on the way management organizes the operating segments within a Company for making operating decisions and assessing financial performance.

The Company's chief executive officer ("CEO") and chief financial officer ("CFO") are its chief operating decision makers. The financial information the CEO and CFO review is identical to the information presented in the accompanying financial statements. The Company has determined that it operates in one reportable segment which includes the design and manufacture of fiber optic subsystems and modules. The Company does not have foreign operations.

Recent Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statements of financial position and measure those instruments at fair value. In addition, SFAS No. 133 permits hedge accounting when certain conditions are met. SFAS No. 133, as amended by SFAS No. 137 and No. 138, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company believes that SFAS No. 133, as amended, will not have a significant impact on its financial statements.

-------------------------------------------------------------------------------

OPTICAL COMMUNICATION PRODUCTS, INC.

-------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS (continued)


3. INVENTORIES

Inventories, net consist of the following:

                                                         September 30,
                                                         ------------- June 30,
                                                           1998   1999     2000
                                                             (in thousands)
-------------------------------------------------------------------------------
Raw materials........................................... $2,322 $4,427  $ 9,676
Work-in-process.........................................  1,200  4,563    4,829
Finished goods..........................................    204    170      272
                                                         ------ ------  -------
                                                          3,726  9,160   14,777
Allowance for obsolete inventory........................    342    852    1,457
                                                         ------ ------  -------
Inventories, net........................................ $3,384 $8,308  $13,320
                                                         ====== ======  =======

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

                                              September 30,
                                              --------------  June 30,    Useful
                                                1998    1999      2000     Lives
                                                  (in thousands)
--------------------------------------------------------------------------------
Land.........................................     --  $1,345    $1,345
Buildings and improvements...................     --   3,352     3,801  39 years
Machinery and equipment...................... $1,208   1,824     3,336   5 years
Furnitures and fixtures......................     51      58       121   5 years
Computer hardware and software...............    125     175       227   3 years
                                              ------  ------   ------
                                               1,384   6,754     8,830
Less accumulated depreciation................   (509)   (814)   (1,309)
                                              ------  ------   ------
                                              $  875  $5,940    $7,521
                                              ======  ======    ======

5. LONG-TERM DEBT

On July 15, 1999, the Company entered into a term loan for $3.3 million and a revolving credit facility agreement with Manufacturer's Bank. The term loan was used to fund the purchase of the Company's land and building located in Chatsworth, California. The credit limit of the revolving credit facility is $1.0 million. The term loan and the revolving credit facility bear interest on amounts outstanding at various time intervals based on the Company's election at a per annum rate equal to either (a) the prime rate or (b) LIBOR plus 1.80%. The term loan and the revolving credit facility are secured by all of the Company's assets. The term loan matures on July 15, 2006 and the revolving credit facility expires on July 3, 2001. No amounts have been borrowed against the revolving credit facility.

The term loan and the revolving credit facility also require compliance with specified financial covenants, including interest coverage ratios and indebtedness to total capital ratios and other covenants.

-------------------------------------------------------------------------------

OPTICAL COMMUNICATION PRODUCTS, INC.

--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS (continued)


Long-term debt at consisted of the following:

                                                         September 30, June 30,
                                                                  1999     2000
                                                             (in thousands)
-------------------------------------------------------------------------------
Term loan due July, 2006 (8.98% at June 30, 2000).......        $3,221   $2,885
Less current portion....................................           471      471
                                                                ------   ------
Long-term debt, less current portion....................        $2,750   $2,414
                                                                ======   ======

Long-term debt maturities as of June 30, 2000 consisted of the following:

                                                                 (in thousands)
-------------------------------------------------------------------------------
Three months ended September 30, 2000...........................         $  135
Fiscal 2001.....................................................            471
Fiscal 2002.....................................................            471
Fiscal 2003.....................................................            471
Fiscal 2004.....................................................            471
Fiscal 2005.....................................................            471
Thereafter......................................................            395
                                                                         ------
                                                                         $2,885
                                                                         ======

--------------------------------------------------------------------------------

OPTICAL COMMUNICATION PRODUCTS, INC.

-------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS (continued)


6. EARNINGS PER SHARE (in thousands, except per share data)

The following is a reconciliation of the numerator and denominator used to compute basic and diluted earnings per share ("EPS"):

                                                                  Nine Months
                                         Years Ended September       Ended
                                                  30,              June 30,
                                        ----------------------- ---------------
                                           1997    1998    1999    1999    2000
--------------------------------------------------------------- ---------------
Basic EPS:
 Numerator -- Income attributable to
   common stockholders................. $ 1,583 $ 3,671 $ 7,036 $ 4,152 $16,706
 Denominator -- Weighted average common
   shares outstanding..................  27,321  27,321  27,348  27,330  27,439
                                        ======= ======= ======= ======= =======
Basic EPS.............................. $  0.06 $  0.13 $  0.26 $  0.15 $  0.61
                                        ======= ======= ======= ======= =======
Diluted EPS:
 Numerator -- Income attributable to
   common stockholders................. $ 1,583 $ 3,671 $ 7,036 $ 4,152 $16,706
 Preferred stock dividends.............     206      --      --      --      --
                                        ======= ======= ======= ======= =======
Total.................................. $ 1,789 $ 3,671 $ 7,036 $ 4,152 $16,706
                                        ======= ======= ======= ======= =======
Denominator -- Weighted average common
  shares outstanding...................  27,321  27,321  27,348  27,330  27,439
Preferred stock........................  66,000  66,000  66,000  66,000  66,000
Common stock options...................   6,521   7,173   7,784   7,810   9,863
                                        ------- ------- ------- ------- -------
Diluted shares outstanding.............  99,842 100,494 101,132 101,140 103,302
                                        ======= ======= ======= ======= =======
Diluted EPS............................ $  0.02 $  0.04 $  0.07 $  0.04 $  0.16
                                        ======= ======= ======= ======= =======

7. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases certain of its facilities. Lease payments are made monthly. The Company's leases are renewable either monthly or annually. Rent expense for these leases for the years ended September 30, 1997, 1998 and 1999, was $89,000, $92,000 and $105,000, respectively, and for the nine months ended June 30, 1999 and 2000 was $79,000 and $11,000, respectively. The Company previously rented its operating facilities in Chatsworth, California prior to purchasing the land and building in fiscal year 1999.

Legal Proceedings

The Company is involved in litigation arising in the ordinary course of its business. On October 15, 1999, Methode Electronics, Inc. ("Methode") filed a lawsuit against the Company and Infineon Technologies Corporation in the United States District Court for the Northern District of California, seeking unspecified damages, injunctive relief, attorneys' fees and costs arising from the alleged infringement of Methode's U.S. patents. On December 17, 1999, the Company filed an answer to the complaint denying the claims of infringement against the Company and asserting a number of defenses, including invalidity of the Methode patents.

-------------------------------------------------------------------------------

OPTICAL COMMUNICATION PRODUCTS, INC.

-------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS (continued)


This lawsuit is in the very early stages and no formal discovery has been conducted. Further, claims involving patents related to certain products have been stayed pending completion of Patent and Trademark Office re-examination of the patent. Because of the very early stage of this litigation the Company and legal counsel are unable to predict the outcome. An unfavorable resolution of this lawsuit could have a material adverse impact on the Company.

8. STOCKHOLDERS' EQUITY

Convertible Preferred Stock

The Company's Series A preferred stock is convertible on a one-to-one basis into common stock (See Note 13).

Stock Options

In September 1992, the Company's board of directors approved a stock option plan for the issuance of 6,666,680 shares of the Company's common stock to certain key employees. This plan provides that options may have a term of up to 10 years, and become exercisable and vest in annual increments of 25 percent per year over four years. In addition, key executives were granted 6,368,680 founders' stock options which were separate from the Company's stock option plan and are fully vested. There were 3,346,680 and 3,601,680 options available under the Company's 1992 stock option plan at September 30, 1999 and June 30, 2000, respectively. Stock option activity including the options granted outside the plan are as follows:

                                                                      Weighted
                                                                       Average
                                            Number     Exercise Price Exercise
                                        of Options         per Option    Price
------------------------------------------------------------------------------
Options outstanding -- October 1,
  1996.................................  7,248,680  $0.00025 to $0.07    $0.01
 Options granted.......................    460,000        $0.10          $0.10
                                         ---------  -----------------    -----
Options outstanding -- September 30,
  1997.................................  7,708,680  $0.00025 to $0.10    $0.02
 Options granted.......................  1,380,000        $0.19          $0.19
                                         ---------  -----------------    -----
Options outstanding -- September 30,
  1998.................................  9,088,680  $0.00025 to $0.19    $0.04
 Options granted.......................    760,000        $0.39          $0.39
 Options exercised.....................    (80,000)       $0.06          $0.06
 Options canceled......................   (160,000)  $0.06 to $0.19      $0.10
                                         ---------  -----------------    -----
Options outstanding -- September 30,
  1999.................................  9,608,680  $0.00025 to $0.39    $0.07
 Options granted.......................    320,000        $2.88          $2.88
 Options exercised.....................   (470,000)  $0.01 to $0.19      $0.18
 Options canceled......................   (570,000)  $0.01 to $0.39      $0.25
                                         ---------  -----------------    -----
Options outstanding -- June 30, 2000...  8,888,680  $0.00025 to $2.88    $0.15
                                         =========  =================    =====

-------------------------------------------------------------------------------

OPTICAL COMMUNICATION PRODUCTS, INC.

-------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS (continued)


The following table summarizes information regarding options outstanding at June 30, 2000.

                           Options Outstanding                  Options Exercisable
             ------------------------------------------------ ------------------------
                                     Remaining       Weighted                 Weighted
     Number          Range of Contractual Life        Average                  Average
Outstanding   Exercise Prices         In Years Exercise Price   Options Exercise Price
--------------------------------------------------------------------------------------
  6,368,680      $0.00025                 2.99       $0.00025 6,368,680       $0.00025
     40,000        0.01                   1.50           0.01    40,000           0.01
    680,000    0.06 - 0.07                5.32           0.07   680,000           0.07
    380,000        0.10                   6.97           0.10   308,333           0.10
    540,000        0.19                   8.00           0.19   270,000           0.19
    560,000        0.39                   9.00           0.39   202,500           0.39
    320,000        2.88                   9.59           2.88        --             --
  ---------  ----------------             ----       -------- ---------       --------
  8,888,680  $0.00025 - $2.88             7.42       $   0.15 7,869,513       $   0.03
  =========  ================             ====       ======== =========       ========

All stock options are granted at the fair market value of the Company's common stock at the grant date. The weighted average estimated fair value of options granted in 1997, 1998, 1999 and the nine months ended June 30, 2000 was $0.10, $0.19, $0.39 and $2.88. The Company accounts for its stock option plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Had compensation cost been determined on the basis of fair value pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation," net income and earnings per share would have been:

                                               September 30,        June 30,
                                            -------------------- --------------
                                              1997   1998   1999   1999    2000
                                              (in thousands, except per share
                                                         amounts)
-------------------------------------------------------------------------------
Net income:
 As reported............................... $1,789 $3,671 $7,036 $4,152 $16,706
 Pro forma................................. $1,784 $3,656 $7,002 $4,127 $16,670
Basic earnings per share
 As reported............................... $ 0.06 $ 0.13 $ 0.26 $ 0.15 $  0.61
 Pro forma................................. $ 0.06 $ 0.13 $ 0.26 $ 0.15 $  0.61
Diluted earnings per share
 As reported............................... $ 0.02 $ 0.04 $ 0.07 $ 0.04 $  0.16
 Pro forma................................. $ 0.02 $ 0.04 $ 0.07 $ 0.04 $  0.16

The fair value of each option grant estimated on the date of grant used to compute pro forma net income and pro forma income per share is estimated using the Black-Scholes option pricing model. The following assumptions were used:

                                              September 30,         June 30,
                                         ----------------------- ---------------
                                            1997    1998    1999    1999    2000
--------------------------------------------------------------------------------
Dividend yield..........................      0%      0%      0%      0%      0%
Expected volatility.....................     30%     30%     30%     30%     30%
Risk-free rate of return................   6.47%   5.59%   5.84%   5.84%   6.29%
Expected life........................... 4 years 4 years 4 years 4 years 4 years

-------------------------------------------------------------------------------

OPTICAL COMMUNICATION PRODUCTS, INC.

-------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS (continued)


Founder's Options

On August 29, 2000, an additional 3,301,680 options were granted to certain founders at an exercise price of $11.00 per share. These options are fully vested and could give rise to compensation expense to the Company during the fourth quarter of fiscal year 2000. The amount of compensation expense will be based upon the difference between the initial public offering price and the option exercise price.

9. PROFIT SHARING PLAN

The Company has a 401(k) profit sharing plan covering all employees, subject to certain participation and vesting requirements. The plan provides that the Company will partially match employee contributions up to a certain amount. Total contributions by the Company were $86,000, $151,000 and $299,000 for the years ended September 30, 1997, 1998 and 1999, respectively, and $224,000 and $655,000 for the nine months ended June 30, 1999 and 2000, respectively.

10. INCOME TAXES

The components of income tax expense are as follows:

                                            September 30,          June 30,
                                         ---------------------  ---------------
                                           1997   1998    1999    1999     2000
                                                   (in thousands)
--------------------------------------------------------------------------------
Current:
 Federal................................ $  927 $2,007  $3,960  $2,463  $ 9,693
 State..................................    263    520   1,081     622    2,638
                                         ------ ------  ------  ------  -------
Total current...........................  1,190  2,527   5,041   3,085   12,331
                                         ------ ------  ------  ------  -------
Deferred:
 Federal................................     11    (26)   (273)   (144)    (659)
 State..................................      4     (9)    (75)    (40)    (182)
                                         ------ ------  ------  ------  -------
Total deferred..........................     15    (35)   (348)   (184)    (841)
                                         ------ ------  ------  ------  -------
Provision for income taxes.............. $1,205 $2,492  $4,693  $2,901  $11,490
                                         ====== ======  ======  ======  =======

The components of deferred tax assets (liabilities) are as follows:

                                                       September 30,
                                                       --------------  June 30,
                                                         1998    1999      2000
                                                           (in thousands)
--------------------------------------------------------------------------------
Allowance for doubtful accounts....................... $   22  $  130    $  639
Uniform capitalization and obsolete inventory.........    176     409       694
Accumulated depreciation..............................    (53)    (56)      (56)
Warranty expense......................................     60      75       162
Other.................................................     16      11       (29)
                                                       ------  ------    ------
Net deferred tax asset................................ $  221  $  569    $1,410
                                                       ======  ======    ======

-------------------------------------------------------------------------------

OPTICAL COMMUNICATION PRODUCTS, INC.

-------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS (continued)


A reconciliation of the Company's provision for income taxes to the U.S. federal statutory rate is as follows (in thousands):

                                                                   Nine Months
                                                                    Ended June
                              Year Ended September 30,                 30,
                         ----------------------------------------  ------------
                            1997          1998          1999           2000
                         Amount     %  Amount     %  Amount     %   Amount    %
--------------------------------------------------------------------------------
Provision for income
 taxes at
 statutory rate......... $1,048    35% $2,157    35% $4,105    35% $ 9,869   35%
State taxes net of
 federal benefit........    185   6.2     337   5.5     654   5.6    1,579  5.7%
Other...................    (28) (0.9)     (2) (0.1)    (66) (0.6)      42  0.0%
                         ======  ====  ======  ====  ======  ====  ======= ====
                         $1,205  40.3% $2,492  40.4% $4,693  40.0% $11,490 40.7%
                         ======  ====  ======  ====  ======  ====  ======= ====

11. RELATED PARTY TRANSACTIONS

The Company is a subsidiary of Furukawa Electric North America which is a wholly-owned subsidiary of Furukawa Electric Company, Ltd. The Company's related party transactions occur between other Furukawa owned subsidiaries and affiliates.

The Company sells fiber optic components and purchases raw materials from some of these entities in the regular course of business. Sales of fiber optic subsystems and modules to related parties amounted to $69,000, $911,000 and $611,000 for the years ended September 30, 1997, 1998 and 1999, respectively and $531,000 and $1,006,000 for the nine months ended June 30, 1999 and 2000, respectively. Purchases of raw materials from related parties amounted to $2,089,000, $2,706,000 and $8,416,000 for the years ended September 30, 1997,
1998 and 1999, respectively, and $3,662,000 and $12,029,000 for the nine months ended June 30, 1999 and 2000, respectively. Accounts receivable due from related parties were $230,000 and $52,000 at September 30, 1998 and 1999 and $121,000 at June 30, 2000. Accounts payable to related parties were $1,866,000 and $3,184,000 at September 30, 1998 and 1999 and $5,995,000 at
June 30, 2000. The Company paid $16,000, $34,000 and $69,000 in management fees to Furukawa for consulting and advisory services on management issues for the years ended September 30, 1997, 1998 and 1999, respectively. No management fees were paid in the fiscal year ended September 30, 2000.

-------------------------------------------------------------------------------

OPTICAL COMMUNICATION PRODUCTS, INC.

-------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS (continued)


12. SEGMENT AND GEOGRAPHIC INFORMATION

The Company operates in one reportable segment which includes the design and manufacture of fiber optic subsystems and modules. The following are summaries of sales to geographic areas based on the location of the entity purchasing the Company's product and sales for each of the products within the segment:

                                                                  Nine Months
                                         Years Ended September       Ended
                                                  30,              June 30,
                                        ----------------------- ---------------
                                           1997    1998    1999    1999    2000
                                                    (in thousands)
-------------------------------------------------------------------------------
Revenues by geographical area:
 United States......................... $ 6,955 $13,647 $24,439 $16,041 $53,957
 Canada................................   1,370   2,384   5,371   3,313   4,740
 Israel................................     858   1,720   2,951   1,893   7,424
 Europe................................     643   1,096   2,567   1,597   2,365
 Other.................................     300     773     708     481     575
                                        ======= ======= ======= ======= =======
                                        $10,126 $19,620 $36,036 $23,325 $69,061
                                        ======= ======= ======= ======= =======
Sales by Product.......................
 Receivers............................. $ 3,940 $ 4,222 $ 5,913 $ 4,119 $10,301
 Transceivers..........................   2,222  10,872  25,226  15,814  50,423
 Transmitters..........................   2,656   3,115   4,157   2,783   7,022
 Other.................................   1,308   1,411     740     609   1,315
                                        ======= ======= ======= ======= =======
                                        $10,126 $19,620 $36,036 $23,325 $69,061
                                        ======= ======= ======= ======= =======

13. PROFORMA DATA (UNAUDITED)

Preferred and Common Stock

The Company currently has one class of no par common stock and no par Series A preferred stock which is convertible into common stock. On the date the Company's initial public offering ("IPO") becomes effective, the Company will reincorporate in Delaware and create two new classes of common stock with a par value of $0.001 per share and the Board of Directors will have the authority, without further action by the stockholders, to issue additional shares of preferred stock in one or more series. All of the Company's outstanding shares of convertible preferred stock will automatically convert into shares of Class B common stock upon the closing of the IPO.

Holders of new Class A common stock will generally have identical rights to holders of Class B common stock, except that holders of Class A common stock will be entitled to one vote per share while holders of Class B common stock will be entitled to ten votes per share on matters submitted to a vote of the stockholders. Upon effectiveness of the IPO, Furukawa will own all of the Company's outstanding Class B common stock.

-------------------------------------------------------------------------------

                           [Description of Artwork]

                               Inside Back Cover

  The center of the page contains an image of the Company's products lined up in several rows. Above this image is the Company's logo. In the center of the image is the statement: "OCP Mission Statement: "To be the premier supplier of fiber optic interface products for metropolitan area and high-speed premises networks." "

                 [LOGO OF OPTICAL COMMUNICATION PRODUCTS, INC.]